5/23

[redacted]

08002791

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Eisai Co, Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 28 2008
THOMSON REUTERS

FILE NO. 82- 4015

FISCAL YEAR 3-31-08

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 5/27/08

EISAI CO., LTD.
AND
CONSOLIDATED SUBSIDIARIES
ANNUAL FINANCIAL REPORT RELEASE

ARLS
3-31-08

FOR IMMEDIATE RELEASE
May 14, 2008

Eisai Co., Ltd. announced annual consolidated financial results for the fiscal year ended March 31, 2008.

- Date of the Board of Directors' Meeting: May 14, 2008
- Eisai Co., Ltd. is listed on both the First Section of both the Tokyo Stock Exchange and the Osaka Securities Exchange.
- Securities Code Number: 4523
- Representative of corporation: Haruo Naito, Director, President & CEO
- Inquiries should be directed to:

Akira Fujiyoshi
Vice President
Corporate Communications, Investor Relations

4-6-10 Koishikawa, Bunkyo-ku
Tokyo 112-8088, Japan
Phone: +81-3-3817-5120
URL http://www.eisai.co.jp/index-e.html

Expected date of Ordinary General Meeting of Shareholders: June 20, 2008
Expected date of payment of dividend: May 26, 2008
Expected date of Annual Security Report (*Yuho*) submission: June 20, 2008

Note: For additional specific information, please refer to the official Japanese-language version of this release. This non-official English translation is provided as a courtesy only.

1. CONSOLIDATED ANNUAL FINANCIAL RESULTS (APRIL 1, 2007 – MARCH 31, 2008)

1) RESULTS OF ANNUAL OPERATIONS

Period	Net Sales	Percent Change	Operating Income	Percent Change	Ordinary Income	Percent Change
April 1, 2007-March 31, 2008	¥734,286 mil.	8.9%	¥17,749 mil.	(83.1%)	¥18,850 mil.	(82.9%)
April 1, 2006-March 31, 2007	¥674,111 mil.	12.1%	¥105,263 mil.	10.0%	¥110,462 mil.	10.4%

Period	Net Income (loss)	Percent Change	Basic Earnings per Share	Diluted Earnings per Share	Return on Equity	Ordinary Income/ Total Assets	Operating Income/ Net Sales
April 1, 2007-March 31, 2008	(¥17,012 mil.)	-%	(¥59.80)	¥ -	(3.4%)	2.0%	2.4%
April 1, 2006-March 31, 2007	¥70,614 mil.	11.4%	¥247.85	¥247.47	13.2%	14.4%	15.6%

Reference: Equity in earnings:

- Fiscal year ended March 31, 2008: ¥2 mil.
- Fiscal year ended March 31, 2007: ¥15 mil.

2) FINANCIAL POSITION

Year End	Total Assets	Equity	Shareholders' Equity Ratio	Book-value per share
March 31, 2008	¥1,123,939 mil.	¥453,791 mil.	39.9%	¥1,575.49
March 31, 2007	¥792,114 mil.	¥562,698 mil.	69.7%	¥1,944.41

Reference: Shareholders' Equity = Equity - Minority interests - Stock acquisition rights

- As of March 31, 2008: ¥448,860 million
- As of March 31, 2007: ¥552,464 million

3) CASH FLOWS

Period	Net Cash Provided by Operating Activities	Net Cash Used in Investing Activities	Net Cash Used in Financing Activities	Cash & Cash Equivalents
April 1, 2007 – March 31, 2008	¥73,242 mil.	(¥476,447 mil.)	¥375,365 mil.	¥119,950 mil.
April 1, 2006 – March 31, 2007	¥81,188 mil.	(¥55,212 mil.)	(¥40,620 mil.)	¥171,090 mil.

2. DIVIDEND CONDITION

	Dividend per share			Total dividends paid	Dividend Payout ratio (consolidated)	Dividend on equity (consolidated)
(Year End)	Semi-annual end	Year-end	Annual total			
March 31, 2007	¥55.00	¥65.00	¥120.00	¥34,088 mil.	48.4%	6.4%
March 31, 2008	¥65.00	¥65.00	¥130.00	¥36,989 mil.	- %	7.4%
March 31, 2009 (Forecast)	¥70.00	¥70.00	¥140.00		71.2%	

All figures less than 1,000,000 yen have been omitted.

3. CONSOLIDATED FINANCIAL FORECAST FOR THE FISCAL YEAR ENDING MARCH 31, 2009

Period	Net Sales	Operating Income	Ordinary Income	Net Income	Basic Earnings per Share
Semi-Annual	¥390,000 mil. 7.5%	¥44,000 mil. (22.9%)	¥41,000 mil. (31.2%)	¥25,500 mil. (35.2%)	¥89.50
Annual	¥806,000 mil. 9.8%	¥93,000 mil. 423.9%	¥87,000 mil. 361.5%	¥56,000 mil. - %	¥196.56

Notes: Percentage increase (decrease) compares corresponding period of the previous year.

4. OTHER

1) There is no change in important subsidiaries (change in specific subsidiaries involving in the scope of consolidation) during the period under review.

2) Change of accounting rules, procedures and representation method in connection to preparation of consolidated financial statements (indicated in "CHANGES IN ACCOUNTING PRINCIPLES")
   (1) Changes in connection with the amendment of accounting standard: None
   (2) Changes except (1): None

3) Number of shares issued and outstanding (common stock):
   (1) Number of shares issued and outstanding at the end of period (including treasury stock)
   - Fiscal year ended March 31, 2008: 296,566,949 shares
   - Fiscal year ended March 31, 2007: 296,566,949 shares

   (2) Number of treasury stock at the end of period
   - Fiscal year ended March 31, 2008: 11,665,319 shares
   - Fiscal year ended March 31, 2007: 12,437,412 shares

   Notes: Please refer to PER SHARE INFORMATION (P.81) for the number of shares for calculation of diluted earnings per share (consolidated).

(REFERENCE)

1. NON-CONSOLIDATED ANNUAL FINANCIAL RESULTS (APRIL 1, 2007 – MARCH 31, 2008)

(1) RESULTS OF OPERATIONS

Period	Net Sales	Percent Change	Operating Income	Percent Change	Ordinary Income	Percent Change
April 1, 2007-March 31, 2008	¥389,200 mil.	10.7%	¥73,106 mil.	12.4%	¥71,033 mil.	8.2%
April 1, 2006-March 31, 2007	¥351,647 mil.	5.9%	¥65,026 mil.	(0.5%)	¥65,674 mil.	(2.5%)

Period	Net Income	Percent Change	Basic Earnings per Share (EPS)	Diluted Earnings per Share	Return on Equity	Ordinary Income/ Total Assets	Operating Income/ Net Sales
April 1, 2007-March 31, 2008	¥45,982 mil.	7.4%	¥161.63	¥161.49	9.8%	9.2%	18.8%
April 1, 2006-March 31, 2007	¥42,803 mil.	(2.5%)	¥150.23	¥150.01	9.2%	11.5%	18.5%

Note: Percentage increase (decrease) compares periods ended March 31, 2007.

All figures less than 1,000,000 yen have been omitted.

(2) FINANCIAL POSITION

Year End	Total Assets	Equity	Shareholders' equity ratio	Book-value per share
March 31, 2008	¥977,256 mil.	¥471,358 mil.	48.2%	¥1,652.51
March 31, 2007	¥573,702 mil.	¥467,541 mil.	81.4%	¥1,644.49

Reference: Shareholders' Equity = Equity - Minority interests - Stock acquisition rights

- As of March 31, 2008: ¥470,802 million
- As of March 31, 2007: ¥467,246 million

2. NON-CONSOLIDATED FINANCIAL FORECAST FOR THE FISCAL YEAR ENDING MARCH 31, 2009

Period	Net Sales	Operating Income	Ordinary Income	Net Income	Basic Earnings per Share
Semi-annual	¥196,000 mil. 0.6%	¥35,000 mil. (16.1%)	¥30,500 mil. (27.3%)	¥20,500 mil. (27.2%)	¥71.95
Annual	¥398,000 mil. 2.3%	¥66,500 mil. (9.0%)	¥59,500 mil. (16.2%)	¥40,000 mil. (13.0%)	¥140.40

Notes: Percentage increase (decrease) compares corresponding period of the previous year.

*Please refer to pages 20~21 and 23~27 for aassumptions and more specific information related to the forecast above.

All figures less than 1,000,000 yen have been omitted.

1. Operating Results

1) Overview of operating results

(1) Operating results for the period under review

[Sales and income]

- The Company achieved the following **consolidated financial results** for the period ended March 31, 2008:

Net sales:	¥734,286 million	(8.9% increase year-on-year)
Operating income:	¥17,749 million	(83.1% decrease year-on-year)
Ordinary income:	¥18,850 million	(82.9% decrease year-on-year)
Net loss:	¥17,012 million	

- **Net sales** increased in Japan, North America and Asia as sales of *Aricept*, an Alzheimer's disease treatment, expanded to ¥290,982 million, up 15.1% year-on-year and those of *Pariet* (US brand name: *Aciphex*), a proton pump inhibitor, steadily increased to ¥175,920 million, up 0.9% year-on-year.
- **Operating income** and **ordinary income** dropped as a result of proactive investment in R&D activities and in-process R&D expense (¥87,442 million) related to the acquisition of MGI PHARMA, INC.
- Consequently, **net loss per share** came to ¥59.80 (Basic earnings per share for the previous year were ¥247.85). In addition, net loss resulted from in-process R&D as non-deductible expenses on the tax basis.

  * In-process R&D: The amounts assigned to product candidate compounds under development that have no alternative future use shall be charged to R&D expense.

[Effects of Acquisition of MGI PHARMA, INC.]

- The main items that impact on the results of operation by accounting treatment for the **acquisition of MGI PHARMA, INC.** under the purchase method of accounting in accordance with the U.S. accounting standards SFAS No. 141 are as follows:
  - **In-process R&D expenses**: ¥87,442 million
    [as a component of R&D expenses]
  - **Amortization of intangible assets**: ¥3,135 million
    [as a component of cost of goods sold and R&D expenses]
  - **Increase of inventories**: ¥2,476 million
    [as a component of cost of goods sold]
  - **Income taxes and other**: (¥5,317 million)
    [as a component of income taxes-deferred and other]

- In order to look into the actual business performance, we deducted the figures specific for the accounting treatment of business combination (non-cash items) from the current GAAP basis figures. We defined the figures as actual business performance basis. **Operating income, ordinary income and net income on actual business performance basis** were ¥110,803 million (up 5.3% year-on-year), ¥111,904 million (up 1.3% year-on-year) and ¥70,724 million (up 0.2% year-on-year), respectively.

[Cash generating ability]

- **Cash income** is the total amount of cash available for investment for future growth, business development, dividend payment and repayment of borrowings, and it represents the company's ability to earn cash. In this financial reporting, cash income is stated as a measure to examine the company's growth potential and strategies. Cash income for the reporting period was ¥105,492 million (up 8.1% year-on-year), and **cash income per-share** was ¥370.82 (up ¥28.19 year-on-year).

*Cash income = Net income (loss) + Depreciation of PP&E and amortization of intangible assets + In-process R&D expenses + amortization goodwill + Impairment loss on long-term assets

*Cash income per share = Cash Income / number of shares issued and outstanding

[Conditions by segment]

(Net sales for each segment are those to external customers.)

a. **Performance by operating segment**

<Pharmaceuticals segment>

- **Sales of *Aricept*** soared in all regions while those of *Pariet/Aciphex* achieved year-on-year volume increase despite intense competition.
- Consequently, **pharmaceutical sales** came to ¥711,844 million, up 9.0% year-on-year, while operating income fell to ¥19,820 million, a decrease of 81.7% year-on-year.

<Other segment>

- **Sales of food additives, chemical and machinery** increased 6.0% year-on-year to ¥22,442 million, and operating income amounted to ¥1,919 million, an increase of 12.2% year-on-year.

b. **Performance by geographical segments**

<Japan>

- **Sales in Japan** amounted to ¥312,656 million, up 7.0% from the previous year, while operating income came to ¥80,482 million, up 10.5%.
- Among the prescription drugs, **sales of *Aricept*** increased to ¥62,307 million, (up 25.4% year-on-year) and those of ***Pariet*** increased to ¥37,107 million (up 21.0%).

<North America>

- **Sales in North America** expanded 11.9%, to ¥339,396 million, while an operating loss of ¥66,883 million was incurred as a result of the acquisition of MGI PHARMA, INC. and due to a change in the rate of royalty paid to the parent company.
- **Sales of *Aricept*** advanced 15.2% (up 18.0% on a U.S. dollar-denominated basis), to ¥186,874 million, and **sales of *Aciphex*** decreased 1.7% (up 0.7% on a U.S. dollar-denominated basis), to ¥124,711 million.
- Revenues of **MGI PHARMA, INC.** on a stand-alone basis for the two months from January 28 came to ¥10,015 million.

<Europe>

- **Sales in Europe** decreased 0.7% to ¥54,416 million. Operating income declined 55.7% to ¥1,799 million due to business expansion into new markets and significant competition in Europe.
- **Sales of *Aricept*** decreased 3.5% to ¥33,258 million and those of ***Pariet*** decreased 29.1% to ¥8,595 million.
- A new pharmaceutical marketing subsidiary **Eisai SA/NV** was established in Belgium in September 2007.

<Asia and other regions>

- **Sales and operating income in Asia and other regions** amounted to ¥27,817 million (up 17.4% year-on-year) and ¥5,617 million (up 39.7%), respectively.
- **Sales of *Aricept*** grew to ¥8,542 million, up 30.4%, and those of ***Pariet*** increased to ¥5,506 million, up 18.7%.

<Overseas total>

Total overseas sales excluding Japan advanced to ¥421,630 million, an increase of 10.4%, accounting for 57.4% of the Company's consolidated net sales (an increase of 0.8 percentage point year-on-year).

(2) **Fourth Quarter Financial Highlights (January 1, 2008 - March 31, 2008)**

- **Consolidated net sales** during the quarter amounted to ¥174,732 million, an increase of 0.8% from the previous year.
- **Net sales of *Aricept*** came to ¥71,897 million, a 2.5% rise year-on-year, out of which ¥13,323 million was attributed to Japan, up 13.2% and ¥49,361 million was attributed to the U.S., a 3.5% increase. (15.5% increase on a U.S. dollar-denominated basis)

  Sales of *Pariet/Aciphex* totaled ¥36,016 million, a 17.0% decrease year-on-year. Though the sales in Japan rose 8.6%, to ¥7,591 million, sales in the U.S. decreased 21.4%, to ¥25,243 million (9.4% decrease on a U.S. dollar-denominated basis).
- **With respect to sales to external customers** in each geographic area, sales in Japan decreased 3.2%, while sales in the North American market expanded by 7.0%. Sales in Europe and "Asia and other markets" decreased by 8.4% and 14.4%, respectively.
- **Research and development (R&D) expenses** came to ¥125,859 million, a ¥96,438 million increase from the previous period, reflecting the impact from in-process R&D expense accounted for by the MGI PHARMA, INC. acquisition under the business combination accounting. **Selling, general and administrative expenses** amounted to ¥88,391 million, down 7.1%. **Cost of goods sold,** including the increase inventory, went up 28.9%, to ¥35,272 million, on the cost of sales ratio increasing by 4.4 percentage points, to 20.2%.
- With respect to earnings results, the **operating loss** for the quarter came to ¥74,790 million, ordinary loss to ¥77,424 million and net loss to ¥80,526 million.
- **Net cash provided by operating activities** in the quarter amounted to ¥21,389 million, down ¥17,264 million on a year-on-year basis. **Net cash used in investing activities,** including expenses related to the MGI PHARMA, INC. acquisition (¥396,265 million), totaled ¥414,626 million, up ¥412,750 million from the year earlier period. **Net cash provided by financing activities** totaled ¥392,830 million (up ¥392,740 million), including ¥392,823 million borrowings for acquisition of MGI PHARMA, INC., etc.

(3) **Acquisition of Morphotek, Inc.**

Based on a definitive agreement signed in March 2007, Eisai Network Group successfully completed in April 2007 the acquisition of Morphotek, Inc. ("Morphotek"), which is focused on the discovery and development of therapeutic monoclonal antibodies.

Oncology is one of the Eisai's focus areas as defined in the company's 5th mid-term global business plan, the "Dramatic Leap Plan". Eisai currently has an extensive global oncology research program for discovering small molecule anti-cancer agents. This acquisition enables the expansion of Eisai's capabilities into the biologic therapeutics field, with which Eisai will make further contributions to fulfilling a variety of unmet medical needs of people with cancer through the development of therapeutic antibodies, small-molecule anti-cancer drugs and potential combinations of both.

Morphotek develops therapeutic monoclonal antibodies through the use of proprietary human antibody technologies, including Human MORPHODOMA® and Libradoma™. The company is leveraging these technologies to enrich its pipeline, which already includes therapeutic antibody leads for the treatment of cancer, rheumatoid arthritis, and infectious disease. In addition, Morphotek is conducting joint research projects supported by prominent research institutes in the U.S., that potentially will lead to the discovery and development of new therapeutic antibodies.

The addition of Morphotek into Eisai's existing research facilities including Tsukuba Research Laboratories (Ibaraki Pref.), Kan Research Institute (Hyogo Pref.), Eisai Research Institute of Boston, Inc. (the U.S.), and Eisai London Research Laboratories (U.K.), further extends Eisai's research capabilities as well as enhances its global research operations.

Pipeline Products of Morphotek, Inc.

Two of Morphotek's antibodies for the treatment of different kinds of cancers are currently investigated in clinical studies.

MORAb-003 **(ovarian cancer treatment/ Phase II)**

MORAb-003 is a humanized IgG1 antibody that targets Folate Receptor Alpha, which is over-expressed on a number of epithelial-derived cancers, such as ovarian, breast, renal, lung, colorectal and brain cancers.

MORAb-003 is currently being developed as a therapeutic antibody for the treatment of ovarian cancer. A multi-institutional Phase II Study is currently being conducted in platinum-sensitive ovarian cancer patients. MORAb-003 received orphan drug designation by the FDA and European Committee for ovarian cancer.

***MORAb-009* (pancreatic cancer treatment/ Phase II)**

MORAb-009 is a IgG1 antibody that recognizes a cell surface glycoprotein, mesothelin, which is over-expressed on a number of cancers, including pancreatic, ovarian, lung, and colorectal cancer.

MORAb-009 is currently being developed as a therapeutic antibody for the treatment of pancreatic cancer. A multi-institutional Phase II Study is currently being conducted to evaluate MORAb-009 in subjects with pancreatic cancer. MORAb-009 received orphan drug designation by the FDA and European Committee for pancreatic cancer.

Pre-clinical Pipeline Antibodies of Morphotek, Inc.

Morphotek has several preclinical therapeutic antibodies which are being developed for the treatment of cancer, rheumatoid arthritis and inflammatory disease.

Proprietary Human Antibody Technologies of Morphotek, Inc.

- Human MORPHODOMA®

Human MORPHODOMA® is able to generate fully human monoclonal antibodies. Furthermore, through the application of its proprietary technology and know-how, Morphotek is able to optimize the titer of its cell-lines, effect class switching, and enhance antibody affinity.

- LibradomaTM

The LibradomaTM technology process utilizes Human MORPHODOMA® and other propriety technologies to generate libraries potentially comprised of thousands of hybridomas that can be rapidly screened using high-throughput robotics to identify hybridomas expressing human antibodies with target affinity profiles.

(4) **Acquisition of MGI PHARMA, INC.**

1. Purpose of Acquisition of MGI PHARMA, INC.

In January 2008, Eisai Network Group successfully completed its acquisition for approximately $3.9 billion of MGI PHARMA, INC. ("MGI PHARMA"), which became a wholly-owned subsidiary of Eisai Corporation of North America.

Through the acquisition, Eisai obtained MGI PHARMA's marketed and pipeline products in oncology and acute care, as well as its R&D and commercial capabilities, bringing a major enhancement to Eisai's existing oncology products, global infrastructure and global R&D capabilities. By strengthening is business platform in the U.S., the biggest and most significant market, and developing an oncology franchise with the enhancement of its global oncology pipeline, Eisai can increase its probability of achieving its "Dramatic Leap Plan" (DLP), its fifth midterm strategic plan. Moreover, Eisai believes the acquisition will help lead the company to sustained growth beyond FY 2011, as well.

Regarding business in the U.S., a seamless value chain consisting of R&D, production, distribution, marketing, and the post-marketing safety monitoring of pharmaceutical products will be further reinforced. In particular, regarding the commercial infrastructure in the U.S., starting with marketing in the oncology field and hospital channels, the acquisition helps to strengthen Eisai's organization for dealing with government regulatory and other institutions, professional medical societies, and insurance reimbursement.

Regarding the oncology field, Eisai's oncology pipeline and products will be enriched with the addition of the pipeline and products of MGI. Furthermore, by bringing to Eisai capabilities in antibody treatments, therapeutic vaccines, and even drug treatments for the supportive care necessary for treatment of oncology, in addition to small molecule treatments, which has been Eisai's focus up until now, the acquisition enables Eisai to pursue a variety of approaches in meeting patient needs in oncology. In addition, we will maximize the potential of MGI's products and pipeline through Eisai's global network.

MGI's antiemetic agent "Aloxi" and hypo-methylating agent "Dacogen" are leaders in their respective categories, and we expect sales of both products to increase. In addition, we plan to create cost synergies by reallocation and optimization of personnel and functions following this acquisition. As a result, we expect MGI to contribute to higher earnings in our consolidated financial results starting in FY 2008.

2. Background of Acquisition of MGI PHARMA, INC.

Eisai and MGI PHARMA, an oncology and acute care focused biopharmaceutical company, entered into a definitive merger agreement on December 10, 2007 (Eastern Standard Time) under which Eisai would acquire MGI PHARMA for a total consideration of approximately $3.9 billion.

Based on the agreement, Eisai commenced its tender offer for all outstanding shares of MGI PHARMA for US$41.00 per share in an all-cash transaction on December 21, 2007.

The statutory waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, was terminated on January 16, 2008, before the statutory period expired, and as of January 22, 2008, the expiration date of the offer, 78,363,716 shares of MGI PHARMA stock were tendered into the offer, including 18,933,563 MGI PHARMA shares tendered through notices of guaranteed delivery*, together representing over 96.1% of the outstanding shares of MGI PHARMA, thus satisfying all of the conditions to the offer.

A subsequent offering period of 3 business days, starting January 23, 2008, was provided to enable holders of MGI PHARMA shares who did not tender their shares during the initial offering period to participate in the offer. As of January 25, 2008, the expiration date of the subsequent offering period, 76,494,076 MGI PHARMA shares were tendered into the offer, representing 93.8% of the outstanding shares of MGI PHARMA. There is difference between the percentage of the tendered shares as of January 22 and January 25 because a small percentage of shares tendered through notice of guaranteed shares were not delivered prior to the expiration of the offer period.

Eisai consummated a short-form merger, in which MGI PHARMA became a wholly-owned subsidiary of Eisai Corporation of North America, a wholly-owned subsidiary of Eisai Co., Ltd on January 28, 2008.

<Process for MGI PHARMA, INC. Acquisition>

Dec. 10, 2007	Eisai and MGI PHARMA signed definitive merger agreement
Dec. 21, 2007	Eisai commenced cash tender offer
Jan. 16, 2008	The waiting period under U.S. Antitrust Act was terminated before the statutory period expired.
Jan. 22, 2008	Initial tender offer period expired
Jan. 23, 2008	Eisai announced Subsequent Offering Period
Jan. 25, 2008	Subsequent Offering Period expired
Jan. 28, 2008	Eisai completed acquisition of MGI PHARMA through

short-form merger

*All dates above are in U.S. time

*Notice of guaranteed delivery
If shareholders would like to tender their Shares into the offer, but the certificates representing those Shares are not immediately available or a shareholder cannot complete the procedure for book-entry transfer before the end of the offer period, shareholders may still participate in the offer through a procedure known as Notice of Guaranteed Delivery.

*Subsequent offering period
A subsequent offering period provides to shareholders who have not yet tendered their shares prior to the expiration of the initial offer period additional time that will enable them to participate in the offer. Procedures for the tendering of MGI PHARMA shares during the subsequent offering period are the same as during the initial offer period with two exceptions: (1) the guaranteed delivery procedures may not be used and (2) no shares tendered during the subsequent offering period may be withdrawn.

3. About MGI PHARMA, INC.

MGI PHARMA, INC. is a biopharmaceutical company focused in oncology and acute care that acquires, researches, develops, and commercializes proprietary products that address the unmet needs of patients. MGI PHARMA, INC. is headquartered in Bloomington, Minnesota and owns a research laboratory in Lexington, Massachusetts and a manufacturing plant in Baltimore, Maryland. The company was established in 1979 as Molecular Genetics, Inc. In 1982, it went public on the National Association Securities Dealers Automated Quotations (NASDAQ) market, and in 1988 changed its name to MGI PHARMA, INC. along with the company's transition from an agricultural focused company to a pharmaceutical focused company. After the completion of its acquisition by Eisai on January 28, 2008, the company became a wholly-owned subsidiary of Eisai's U.S. subsidiary, Eisai Corporation of North America (ECA) and was delisted from the NASDAQ market.

4. Marketed and Pipeline Products of MGI PHARMA, INC.

MGI PHARMA, INC. owns a variety of first-in-class products or unique products including a therapeutic DNA vaccine, in the areas of oncology & acute care. Following are major marketed and pipeline products of MGI PHARMA, INC.

a) Marketed Products

Aloxi (antiemetic agent)

Aloxi (injection) is a long-acting serotonin ($5\text{-}HT_3$) receptor antagonist that is approved for chemotherapy-induced nausea and vomiting (CINV). It is the only

5-HT_3 receptor antagonist approved for the prevention of both acute and delayed CINV and the best-in-class product, with simpler dosing procedures compared to other products of this kind. In February, 2008, it received approval for the prevention of postoperative nausea and vomiting (PONV) for up to 24 hours following surgery. An application is under review for a new oral formulation.

***Dacogen* (hypo-methylating agent)**

Dacogen (injection) is a hypo-methylating agent approved for myelodysplastic syndrome (MDS). It has a broad indication in patients with MDS: all subtypes, de novo and secondary MDS, previously treated and untreated. The agent is being investigated for further indications including acute myeloid leukemia and an indication for survival benefit in MDS, as well as for new dosage and administration.

***Gliadel Wafer* (DNA/RNA alkylating agent)**

Gliadel Wafer is the only implant sustained release treatment approved for malignant glioma and glioblastoma.

b) Pipeline Products

***Aquavan* (sedative agent)**

Aquavan is an injection for sedation of patients undergoing brief diagnostic or surgical procedures. It is expected to be approved for the use in colonoscopy and bronchoscopy. An application was filed in December, 2007. The characteristics of this agent are rapid onset, ease to titrate, and rapid clear-headed recovery. The number of colonoscopies and bronchoscopies for which this treatment might be used has been rapidly expanding.

***Amolimogene* (therapeutic DNA vaccine)**

Amolimogene is being developed as the world's first therapeutic vaccine for cervical dysplasia. It is expected to act on multiple types of Human Papilloma Virus(HPV) and eliminate the diseased cells. A Phase II/III study is ongoing.

***AKR-501* (thrombopoietin receptor agonist)**

AKR-501 is being developed as a thrombopoietin receptor agonist for thrombocytopenia (oral formulation). The characteristic of this agent is its full agonist action targeting thrombopoietin receptor. A Phase II study is ongoing.

(5) Research & Development and Other Events

Status of Ongoing Research Projects

- **An AMPA receptor antagonist E2007** is being investigated with a focus on neuropathic pain and epilepsy indications. In the U.S. and Europe, a Phase II study for epilepsy has been completed, and a Phase III study is being prepared, while a Phase II study is ongoing for neuropathic pain. The agent is also being investigated for additional indications: a new study is being considered for migraine prophylaxis based on the results of the completed Phase II study and a Phase II study for multiple sclerosis is ongoing. The development program for Parkinson's disease has been terminated.
- **Anti-cancer agent E7389** (microtubule growth suppressor) is now under Phase III investigation for breast cancer in the U.S. and in Europe. A Phase II study for breast cancer is also ongoing in Japan. Phase II studies are ongoing for non-small cell lung cancer (the U.S.), prostate cancer (the U.S. and Europe), and sarcoma (Europe). In a completed Phase II study for third line breast cancer therapy, the compound has shown promising anti-tumor activity and a favorable safety profile. Eisai had planned to submit Subpart H* application for third line breast cancer therapy using Phase II studies data to seek FDA's accelerated approval, but is now precluded from doing so because FDA approved another drug for this specific indication last October. Eisai now plans to submit the application based on results from ongoing Phase III studies and Phase II data.

  (*Accelerated Approval under Subpart H: an FDA regulation under which FDA will accelerate the review of certain new drugs for serious or life-threatening illnesses that meet the criteria designated by FDA)
- **An endotoxin antagonist E5564** is being studied in Phase III for the treatment of severe sepsis in Japan, the U.S. and Europe. The study is being conducted at multiple sites globally.
- The Phase II study of **a thrombin receptor antagonist E5555** was resumed. Phase II studies are ongoing for acute coronary syndrome and atherothrombotic disease in the U.S. and Europe. Also, Phase II studies for these indications have been initiated in Japan.
- An application for **a sedative agent *Aquavan*** was filed to the U.S. FDA for approval for sedation in brief therapeutic and diagnostic procedures in December 2007.
- **An anti-cancer agent MORAb-003** (monoclonal antibody) is now under Phase II evaluation for ovarian cancer in the U.S..

- **Anti-cancer agent MORAb-009** (monoclonal antibody) has entered a Phase II study for pancreatic cancer.
- **Anti-cancer agent E7820** (α2 integrin expression inhibitor) has entered a Phase II study for colon cancer in the U.S..
- **A multikinase inhibitor E6201** (dermatologic application) has entered a Phase II study for psoriasis in the U.S..
- **Human monoclonal anti-TNFα antibody HUMIRA** has been filed for approval for the treatment of psoriasis vulgaris and psoriatic arthritis in Japan in September 2007. The agent received approval for the treatment of rheumatoid arthritis in Japan in April 2008. It has entered a Phase III study for the treatment of ankylosing spondylitis and juvenile rheumatoid arthritis.
- **A central acting serotonin & noradrenalin reuptake inhibitor KES524** was submitted for obesity management in Japan in November 2007.
- **A gastroprokinetic agent *Gasmotin*** was submitted in Thailand and in Malaysia in May 2007 for the treatment of functional dyspepsia. Applications have also been submitted in Indonesia and Philippines. Submission is being prepared in six other Asian countries, including some ASEAN member countries.
- **A DNA polymerase inhibitor clevudine** has been submitted for a hepatitis B treatment in Malaysia in May 2007. Applications have also been submitted in Thailand, Indonesia, Philippines, and India. Submission is being prepared in three other Asian countries, including some ASEAN countries. A Phase III study is being prepared in China.
- **A rapid-acting insulin secretagogue *Glufast*** was submitted for diabetes treatment in Malaysia in March 2008. Submission is being prepared in nine other countries, including some ASEAN countries.
- **An Alzheimer's disease treatment *Aricept*** received approval for additional efficacy and dosage for treatment of severe Alzheimer's disease, and for the new 10mg tablet formulation in Japan in August 2007. The agent has also been submitted for a new jelly formulation in Japan in March 2008. A Phase III study evaluating a new sustained release formulation and a Phase II study for dementia with Lewy bodies have also been initiated in the U.S./Europe and in Japan, respectively. A Phase II study for pediatric indication has also been initiated in the U.S.. A Phase III study in Europe for dementia associated with Parkinson's disease and a Phase II study for migraine prophylaxis were terminated.

- **A proton pump inhibitor *Pariet/Aciphex*** received approval for secondary eradication of *Helicobacter pylori* in patients with peptic ulcer in combination with amoxicillin and metronidazole in Japan in August 2007. An application was also filed for FDA's approval for a short-term (up to eight weeks) treatment of gastro-esophageal reflux disease in adolescents (ages 12-16) in the U.S. in February 2008. Furthermore, FDA has granted priority review status for this application in accordance with the Best Pharmaceuticals for Children Act, which provides for a 180-day review period. A Phase III study for the long-acting formulation of *Pariet/Aciphex* has been initiated. The application for non-erosive gastro-esophageal reflux disease submitted in Japan was temporarily withdrawn in February 2008 due to additional data requirement for submission. The company will proceed with an additional study and aims to achieve resubmission.
- An application for **an antiemetic agent *Aloxi*** was accepted by the U.S. FDA for approval for an additional oral formulation for a chemotherapy-induced nausea and vomiting treatment in January 2008. The injection formulation of the agent also received approval for the prevention of postoperative nausea and vomiting (PONV) for up to 24 hours following surgery in February 2008.
- Phase III studies of **an anti-epilepsy agent *Zonegran*** for monotherapy and for a pediatric indication have been initiated in Europe.
- **An antiarrthymic treatment *Tambocor*** received approval for an additional indication for paroxysmal atrial fibrillation/flutter in Japan in June 2007.
- **An Ischaemic heart disease treatment *Vasolan*** received approval for the additional indications in Japan in February 2008: the treatment of atrial fibrillation/flutter and paroxysmal supraventricular tachycardia.
- **New pipeline products have been added to the U.S. development program** after the acquisition of MGI PHARMA, INC. The products that have been added include two products that have been submitted: an antiemetic agent *Aloxi* (submitted for a new oral formulation for a chemotherapy-induced nausea and vomiting treatment) and a sedative agent *Aquavan* (for sedation in brief therapeutic and diagnostic procedures). The following investigative products have also been added: *Saforis* (for oral mucositis, Phase III), a DNA methylation inhibitor *Dacogen* (for survival benefit in myelodysplastic syndrome patients and for acute myeloid leukemia, Phase III), a therapeutic DNA vaccine *Amolimogene* (for cervical

dysplasia, Phase II / III), a thrombocytopenia agent AKR-501 (for Idiopathic thrombocytopenic purpura, Phase II), and a cancer agent Irofulven (Phase II).

Alliances & Agreements

- **The U.S. subsidiary Eisai Corporation of North America signed an acquisition agreement with Morphotek, Inc.,** a U.S. biopharmaceutical company that specializes in antibody research & development, in March 2007. The agreement came into effect in April 2007. Morphotek, Inc. develops therapeutic antibodies through the use of its proprietary technologies for the treatment of cancers, rheumatoid arthritis, and infectious diseases. The acquisition enabled Eisai to expand its capacity and make a full entry into the biologics field.
- **An exclusive in-licensing agreement was signed with Solstice Neurosciences Inc. (the U.S.) for *Neuro Bloc* (botulinum toxin type B agent)** in May 2007 for commercializing the compound in Europe.
- **An exclusive in-licensing agreement was signed with Kissei Pharmaceutical Co., Ltd. for *Glufast* (a rapid-acting insulin secretagogue agent)** in June 2007 for development and marketing of the compound in the 10 ASEAN countries. A similar agreement was signed for commercializing the compound in China in September 2007.
- **An exclusive in-licensing agreement was signed with Sepracor Inc. (the U.S.) for a sedative hypnotic eszopiclone (US brand name: "LUNESTA")** in July 2007 for development and marketing of the compound in Japan.
- **The U.S. clinical research subsidiary Eisai Medical Research Inc. signed an agreement with Accenture LLC** in August 2007 for outsourcing clinical management activities for clinical research projects in Japan, the U.S., and Europe. In March 2008, the clinical management service was started in Accenture's global delivery center in India based on this agreement.
- **A global exclusive licensing agreement was signed with BioArctic Neuroscience AB** (Sweden) in December 2007 for research & development, manufacturing, and marketing of BAN2401, a novel humanized monoclonal antibody, which is being developed as a next-generation therapeutic treatment for Alzheimer's disease.

- **A definitive merger agreement was signed with MGI PHARMA, INC.**, an U.S. oncology and acute care focused biopharmaceutical company in December 2007. In January 2008, the tender offer regarding this acquisition was completed and as a result, MGI PHARMA, INC. became a wholly-owned company of Eisai's U.S. subsidiary Eisai Corporation of North America, Inc. (For related information, please see Page 10.)
- **An in-licensing agreement was signed with Minophagen Pharmaceutical** for liver disease/allergic disease agents *Stronger Neo-Minophagen* C and *Glycyron* tablets in December 2007. Under this agreement, Eisai obtained the following exclusive rights: 1) to develop and market the products in Japan and Euroasia in countries where the products are not available; and 2) an exclusive first negotiation right for marketing of the products in China and the other Euroasia countries where the products have already been launched. In April 2008, Eisai started marketing of *Stronger Neo-Minophagen* C in Japan.
- **A license agreement was finalized with Abbott Japan Co., Ltd. and Abbott Biotechnology Ltd.** for co-development and marketing of D2E7, the fully human monoclonal anti-TNF alpha antibody, in January 2008. In this agreement, the two companies agreed to the following: 1) Abbott Japan will hold the marketing authorization of the product in Japan, and Eisai will market the product; 2) promotion of the product will be conducted by the two companies using a one brand/one channel/two promotion scheme; 3) the two companies will use the product name "Humira," as used in the U.S. and in Europe. In addition, a co-development agreement for the new indications in Japan, ankylosing spondylitis, juvenile rheumatoid arthritis, and ulcerative colitis, has been signed.
- **An option agreement was signed with M's Science**, a biopharmaceutical company in Japan, in March 2008 for a novel sigma agonist SA4503 for the treatment of depression and post-stroke therapy. The compound is being developed by the company in Europe. Under this agreement, Eisai obtained the first review right for evaluating the results of the two Phase II studies ongoing in Europe and the first negotiation right for the development and marketing of this compound.
- **A sales agreement was signed in April 2008 between Eisai's diagnostics business subsidiary Sanko Junyaku Co., Ltd., Roche Diagnostics K.K. and Nihon Kohden Corp.** for sales of CoaguChek XS

and CoaguChek XS Plus (manufactured by F. Hoffmann-La Roche Ltd., Swizerland) for simple and quick PT-INR (Prothrombin Time - International Normalized Ratio) monitoring and other related supplies. Under this agreement, distribution of these products will be transferred to Sanko Junyaku, and the products will be co-promoted with Eisai. Roche Diagnostics will remain as a manufacturer (importer) and distributor of these products, while Nihon Kohden will come to offer sales and technical support as a distributor.

New Facility Launch

- **Eisai Clinical Research Singapore Pte. Ltd.** held an opening ceremony in December 2007 to commence its operation. It will act as the strategic base for Eisai's clinical research activities in the Asia Pacific region.
- **Eisai Pharmatechnology & Manufacturing Pte. Ltd.** in Andhra Pradesh state in south India held a ground breaking ceremony in December 2007 at the construction site of its manufacturing and research base. At completion, it will manufacture and conduct research on new API and dosage form pharmaceutical products.

(6) Other Events

- On May 11, 2007 (U.S. Eastern Standard Time), **the United States District Court for the Southern District of New York ruled in Eisai's favor** with respect to the patent infringement lawsuit Eisai and its U.S. subsidiary Eisai Inc. had filed against generic drug makers concerning Eisai's proton pump inhibitor *Aciphex*. The generic makers have appealed to the Circuit Court Appeals in June 2007.
- On March 28, 2008 (the U.S. Eastern Time), **the United States District Court for the District of New Jersey ruled in Eisai's favor** with respect to Eisai's motion for a preliminary injunction in its patent infringement lawsuit against Teva Pharmaceuticals concerning Eisai's Alzheimer's disease treatment *Aricept*.

(7) Outlook for FY2008 (From April 1, 2008 to March 31, 2009)

[Forecast on consolidated results]

	Interim	Percent change	Ending	Percent change
Net sales	¥390,000 million	7.5%	¥806,000 million	9.8%
Operating income	¥44,000 million	(22.9%)	¥93,000 million	423.9%
Ordinary income	¥41,000 million	(31.2%)	¥87,000 million	361.5%
Net income	¥25,500 million	(35.2%)	¥56,000 million	-

Percentage increase compares corresponding period of the previous year.
Prospected net income per share: (Interim)¥89.50, (Ending)¥196.56
(Assumptions) US$1=¥105, 1 Euro =¥155, 1 Sterling Pound =¥205

<Net Sales>

- Though our circumstances remain difficult because of world-wide medical expenses reduction, increased competition and yen appreciation against the U.S. dollar, we expect increased sales contributed by further expansion of *Aricept* throughout the world as well as by newly added products from MGI PHARMA, INC.
- We forecast ¥312,000 million sales of *Aricept* and ¥167,000 million of *Pariet /Aciphex*.

<Income>

- Proactive investment in R&D will be continued though amortization expenses for sales rights acquired by MGI PHARMA, INC. and cost of goods sold following the revision of drug price in Japan, are expected to increase. We forecast ¥56,000 million of income for the coming fiscal year, which we plan to achieve by increasing efficacy of SG&A expenses. A significant increase in profits is expected for the coming fiscal year, mainly because in-process R&D expense of ¥87,400 million related to business combination was reported for the current fiscal year.

<Cash generating ability on an actual business basis>

- Operating income, ordinary income and net income on an actual business performance basis (figures specific for the accounting treatment of business combination (non-cash items) were deducted from the current GAAP basis figures) will come to ¥122,500 million (up 10.6% year-on-year), ¥116,500 million (up 4.1%) and ¥78,300 million (up 10.7%), respectively.
- Cash income, which represents cash generating ability, is expected to increase 10.4%, to ¥116,500 million, and cash income per share is also expected to rise ¥38.10, to ¥408.91.

[Forecast on non-consolidated results]

	Interim	Percent change	Ending	Percent change
Net sales	¥196,000 million	0.6%	¥398,000 million	2.3%
Operating income	¥35,000 million	(16.1%)	¥66,500 million	(9.0%)
Ordinary income	¥30,500 million	(27.3%)	¥59,500 million	(16.2%)
Net income	¥20,500 million	(27.2%)	¥40,000 million	(13.0%)

Percentage increase compares corresponding period of the previous year.
Prospected net income per share: (Interim) ¥71.95, (Ending) ¥140.40
(Assumptions) US$1=¥105, 1 Euro =¥155, 1 Sterling Pound =¥205

2) Financial conditions for the period

[Assets, etc.]

- **Total assets** at the end of the period under review came to ¥1,123,939 million, a significant increase of ¥331,824 million from the end of previous year. Intangible assets acquired as a result of the MGI PHARMA, INC. acquisition contributed to the increase, while cash and cash equivalents as well as securities and investment securities decrease.
- **Total liabilities** amounted to ¥670,147 million, up ¥440,731 million from the end of previous year. Short-term and long-term borrowings related to company acquisitions mainly account for the increase.
- **Total equity** declined to ¥453,791 million, a decrease of ¥108,906 million from the end of previous year, resulting in a ratio of owners' equity to total assets of 39.9%, down 29.8 percentage points from the previous year.

[Financing]

- Eisai secured short-term (bridge) loan for ¥402,814 million in January 2008 to finance the acquisition of MGI PHARMA, INC., ¥50,000 million of which was shifted to long-term borrowing in March 2008. Consequently, **short-term borrowings** increased to ¥362,819 million, up ¥362,583 million year-on-year, while **long-term borrowings** came to ¥50,000 million, up ¥50,000 million year-on-year.

[Capital expenditures]

- **Capital expenditures** amounted to ¥38,160 million, an increase of ¥14,914 million year-on-year, most of which were used to upgrade and expand production facilities and R&D laboratories in Japan, Europe and the U.S. (Assets acquired as a result of MGI PHARMA, Inc. acquisition are not included).

[Cash flow]

- **Net cash provided by operating activities** for the period under review amounted to ¥73,242 million, down ¥7,946 million from the previous year. Income before income taxes amounted to ¥17,653 million, depreciation and amortization expenses came to ¥34,559 million and in-process R&D expenses related to M&A that did not accompany cash expense came to ¥88,048 million, while income taxes paid totaled ¥49,324 million.
- **Cash outflows arising out of investing activities** amounted to ¥476,447 million, an increase of ¥421,235 million, out of which ¥435,504 million was used to acquire MGI PHARMA, INC. and Morphotek, Inc., ¥39,227 million was used to purchase property, plant and equipment and ¥14,508 million was paid for purchase of acquiring intangible assets.
- **Net cash provided by financing activities** amounted to ¥375,365 million, an increase of ¥415,986 million from the previous year, due to the borrowings to for corporate acquisitions. ¥36,938 million was used to pay dividends.
- As a result of such operating, investing and financing activities, **cash and cash equivalents** at the end of the period under review stood at ¥119,950 million, down ¥51,140 million from end of previous year.

[Trends in Financial Indicators]

	Year ended March 2004	Year ended March 2005	Year ended March 2006	Year ended March 2007	Year ended March 2008
Shareholders' equity ratio (%)	68.1	69.4	69.5	69.7	39.9
Market Cap. Ratio (%)	131.8	157.0	196.3	202.7	86.2
Debt repayment term (years)	0.03	0.06	0.03	0.03	5.7
Interest coverage ratio	1,040.6	856.3	1,922.7	796.8	96.2

(Note) Calculation method of each indicator in the above table is as follows:

* Shareholders' equity ratio = (Equity - Minority interests - Stock acquisition rights) / Total assets
*Market Cap. Ratio: market capitalization (the stock price at the end of the period x number of shares outstanding at the end of the period after deduction of treasury stock) / total assets
*Debt repayment term: interest-bearing debt (bonds payable, loans payable, agent deposits payable) / operating cash flow
*Interest coverage ratio: operating cash flow / interest payments (interests paid)

3) Basic policy on profit appropriation and dividend for current and next period

Eisai is a company with a committee system and the Company's Articles of Incorporation provide that dividend payment should be resolved at the board of directors' meeting, in order to facilitate flexible payment.

Eisai is devoted to providing sustainable and stable dividends for its shareholders based on consideration of its consolidated financial performance along with the dividend on equity ratio (DOE). DOE is considered to be a suitable index for shareholder return as it combines the dividend payout ratio (DPR), which is the proportion of profit distributed to shareholders, and return on equity (ROE), which measures how effectively a company is able to produce a profit with the money invested by shareholders.

Although business combination accounting under the purchase method in accordance with the U.S. accounting standard SFAS No. 141, Business Combinations, applied to the acquisition of MGI PHARMA, INC. results in a ¥17,012 million net loss for the company, net income on an actual business performance basis increased 0.2%, to ¥70,724 million, while cash income (cash generating ability) rose 8.1%, to ¥105,492 million.

Based on the company's dividend policy and increased cash income per share for the period under review, Eisai intends to set the fiscal year-end dividend at ¥65 per share, resulting in an annual dividend of ¥130 per share (an increase of ¥10 per share over the previous year) when combined with the interim dividend of ¥65 per share. In this context, the dividend on equity ratio (DOE) is to be 7.4%.

The annual dividend for the year ending March 31, 2009 is expected to be ¥140 per share (¥70 for interim and ¥70 for year-end dividend), an increase of ¥10 from that for the current period.

4) **Forecast and risk factors**

(1) Materials and information provided in this financial disclosure may contain "forward-looking statements" based on current expectations, forecasts, estimates, business goals and assumptions that are subject to risks and uncertainties, which could cause actual outcomes and results to differ materially from these statements. Risks and uncertainties include general industry and market conditions, and general domestic and international economic conditions such as interest rate and currency exchange fluctuations.

(2) Risks that could cause significant fluctuations in the consolidated results of the Company or have a material effect on decisions of shareholders are described below. These risks, however, have been evaluated and forecasted as of the disclosure date of the Financial Report.

- Risks related to overseas operations
  The Company conducts production/sales activities with *Aricept* and *Aciphex/Pariet* and other major products in countries including Japan, the U.S., Europe and Asia. However, there is no guarantee that we can entirely avoid such risks as legal restrictions and socio-political uncertainty in development of global business activities. In the event we face such risks, there is a possibility that we will fail to achieve our original projected earnings.

- Uncertainty of new drug development
  Development of a drug candidate substance may be discontinued due to shortcomings in its effectiveness or safety profile. Even if clinical trials yield favorable results, the approval may not be accepted because of a change in pharmaceutical regulations implemented during development of the product. As a result of the discontinuation of development of a new drug arising from the inherent uncertainties of drug development, future expected profits may not be achieved.

- Risks related to dependence on specific products
  Currently, our main products, *Aricept* and *Pariet/Aciphex,* account for the majority of the Company's sales. Sales may decline as a result of the launch of a new product, or a generic version of these products that will be

made available after patent expiration, resulting in a significant impact on the Company's business performance.

- Risks in alliances with other companies
  The Company has comprehensive business alliances with other companies on our main products of *Aricept* and *Aciphex/Pariet*. We obtain promotional assistance from the business partners to cover the entire market and maximize the product sales in such major countries as the U.S. and Europe. If partner relationships are not sustained, our sales may decrease and have an important influence on the business results. Furthermore, expected profits may not be achieved because of uncertainties associated with such activities as product acquisition/licensing.

- Risks related to MGI PHARMA, INC. acquisition
  The acquisition of MGI PHARMA, INC. will enable the Company to enhance its business strategies. There are, however, potential risks that the intended business plans would be delayed or expected synergies would not be achieved, resulting in a significant impact on the Company's business performance and business plans.

- Influence by trends to control medical expenses
  In Japan, the government enforces price revisions for ethical drugs every two years as part of its efforts to control medical expenses. Efforts for reducing drug prices are increasing year by year in the U.S. and countries in Europe, and Asia. Such efforts of expense control are one of the factors that may lead to a drop in sales.

- Competition and lawsuits with generic products
  Pharmaceutical patents have a limited term. Frequently, generic makers launch generic products upon the expiration of a patent for the original drug. Requiring less cost for development, such generic products are usually priced lower than the original products, and hence those generic products may have a significant impact on market share. Additionally, in foreign countries like the U.S., an application for a generic product is accepted even during the patent term. As for our own products, applications for generics of *Aciphex* and *Aricept* have been filed in the U.S. under the Hatch-Waxman Act. Although we have filed patent infringement suits against these products,

these lawsuits, depending in the outcome, may have a significant impact on our business results.

- Risks related to intellectual property
  If a patent application is dismissed, a patent if found to be invalid after approval, or there is a failure to properly protect a patent, competitors may enter the market earlier than expected, which may decrease our sales.

- Risks of occurrences of side effects
  If a product is found to have any serious side effect, we may take such measures as suspending product prescriptions or conducting a product recall. These actions can lead to an increase in costs of investigation and communication of the information on the side effects as well as for recalling the products.

- Risks regarding regulations
  Because the pharmaceutical business is related to various controls including pharmaceutical regulations and product liability, enactment of a law or changes in the regulations may have a great impact on our business results. The Company has risks for product recall, revocation of marketing approval, and liability claims in the event regulatory nonconformity is found in our product.

- Risks relating to lawsuits
  Results of pending or future lawsuits may have a significant effect on our business results. Currently, the Company is in litigation concerning price and sales promotion of bulk synthetic Vitamin E products.

- Plant closure/shutdown
  The Company may close or shutdown its plants due to technical problems, raw material shortages, fire, or earthquakes and other natural disasters. In such cases, the provision of products may become difficult, which may lead to a significant impact on our business results.

- Risks concerning the safety of raw materials
  If there is any concern over the safety of raw materials, the Company may take actions such as changing the materials, conducting a recall or suspending sales, which may have a significant impact on our business

results.

- Risks associated with outsourcing
  The Company is outsourcing part of its operations such as research and production, to other companies. When provision of the commissioned business from outside companies is disturbed due to a shutdown of any of the subcontractors for some reason, there may be a significant impact on our business results.

- Environmental risks
  In case a serious environmental pollution event is reported in any of our own business offices, the Company may be subject to follow closure of the office in question or any other proceedings required by certain regulations. Furthermore, the costs required for assuming the compensation liability for the neighboring region and improving the environment may greatly affect our business results.

- Risks concerning IT security and information management
  Since the Company makes full use of various IT systems for business, our operations can be disturbed due to such external factors as inefficient systems and computer viruses. In addition, the Company may have risks of technical accidents that involve personal information leakage out of the Company, which may incur a considerable damage on the Company's social reputation and business results.

- Risks related to credit situation and currency movement
  As the Company holds stocks and other marketable securities, a decline in the stock market could result in losses on stock sales or valuation losses. In addition, an increase in retirement benefits due to changes in the interest rate may have an impact on our business results. Furthermore, foreign exchange fluctuations affect the yen conversion of sales of consolidated subsidiaries, which account for over half of our consolidated net sales. The effect of foreign exchange fluctuations on export and import transactions also impact our business results.

2. Business Flows Within the Group

The Group consists of Eisai Co., Ltd. (hereinafter referred to as 'the Parent Company'), 63 consolidated subsidiaries and 1 associated company accounted for by the Equity Method. The diagram below shows the principal operations and flows within the Group.



[Japan]
<Pharmaceuticals Segment>
* Sanko Junyaku Co., Ltd. (Diagnostics Prod./Sales)
* Sannova Co., Ltd. (Pharma Prod./Sales)
Products
* Elmed Eisai Co., Ltd. (Pharma Sales)
* KAN Research Institute, Inc. (Basic Research)
* Eisai R&D Management Co., Ltd (Management/Operation for Pharma R&D)
* Palma Bee'z Research Institute Co., Ltd (Diagnostics Prod. Research)
‡ Other --- 1
(Total 7 companies)
Products
Research
Management & Operation, etc
Research
<Other Segment>
* Eisai Food & Chemicals Co., Ltd. (Food Additives and Chemicals Sales)
* Eisai Distribution Co., Ltd. (Distribution)
* Sunplanet Co., Ltd. (Other Services)
* Clinical Supply Co., Ltd. (Medical Devices Prod./Sales)
* Eisai Seikaken Co., Ltd. (Agro-chemical Prod./Sales)
* Eisai Machinery Co., Ltd. (Pharma Machinery Prod./Sales)
(Total 6 companies)
Products
Distribution Service
Other Services
EISAI CO. LTD
[Overseas]
<Pharmaceuticals Segment>
North America
* Eisai Corporation of North America (U.S. Regional Headquarters/Holding Company)
* Morphotek, Inc. (Basic and Clinical Research)
* Eisai Inc. (Pharma Prod./Sales)
* Eisai Research Institute of Boston Inc. (Basic Research, etc.)
*MGI PHARMA, INC. (Pharma basic/clinical research, manufacturing and sales)
* Eisai Medical Research Inc. (Clinical Research)
*Other --- 15
(Total 21 companies)
Research
Bulk
Research
Research
Management & Operation, etc
Europe
* Eisai Europe Ltd. (European Regional Headquarters/Holding Company)
* Eisai Ltd. (Pharma Sales/Clinical Development)
* Eisai GmbH (Pharma Sales)
* Eisai S.A.S. (Pharma Prod./Sales)
Products
* Eisai B.V. (Pharma Prod./Sales)
* Eisai London Research Laboratories, Ltd. (Research)
* Other --- 8
(Total 14 companies)
Research
Bulk
Research
Asia and Others
* Eisai Asia Regional Services Pte. Ltd. (Asian Regional Headquarters/Holding Company)
* P.T. Eisai Indonesia (Pharma Prod./Sales)
* Eisai (Thailand) Marketing Co., Ltd. (Pharma Prod./Sales)
* Eisai Taiwan Inc. (Pharma Prod./Sales)
* Eisai China Inc. (Pharma Prod./Sales)
* Eisai Clinical Research Singapore Pte. Ltd. (Clinical research)
* Eisai Korea Inc. (Pharma Sales)
* Other --- 7
(Total 14 companies)
Products/ Bulk
Research
<Other Segment>
North America
* Eisai Machinery U.S.A., Inc. (Pharma Production Machinery Sales)
(Total 1 company)
Products
Europe
* Eisai Machinery GmbH (Pharma Prod. Machinery Manufacture/Sales)
(Total 1 company)
Products
Symbol Explanations:
Shows sales flow
* : Consolidated subsidiary (63 companies)
‡ : Associated company accounted for by the equity method (1 company)

Affiliated Companies

(Consolidated Subsidiaries) (As of March 31, 2008)

Company Name	Location	Common Stock		Voting Rights	Description of Operations	Relationship/Operations	Note
Sanko Junyaku Co., Ltd.	Tokyo	¥5,262	million	100.00%	Diagnostic product production/sales	-	*3,4
Sannova Co., Ltd.	Gunma Pref.	¥926	million	79.96%	Pharmaceutical production/sales	(E) Pharmaceutical product purchase	*4
Elmed Eisai Co., Ltd.	Tokyo	¥450	million	100.00%	Pharmaceutical sales	-	
Eisai Food & Chemicals Co., Ltd.	Tokyo	¥101	million	100.00%	Food additives/chemicals sales	(E) Food additives/chemicals sales	
Eisai Machinery Co., Ltd.	Tokyo	¥100	million	100.00%	Pharma machinery production/sales	(E) Material purchase	
KAN Research Institute, Inc.	Hyogo Pref.	¥70	million	100.00%	Basic research	(E) Basic research	
Eisai Distribution Co., Ltd.	Kanagawa Pref.	¥60	million	100.00%	Pharmaceutical distribution	(E) Pharmaceutical product distribution	
Palma Bee'Z Research Institute Co., Ltd.	Tokyo	¥50	million	100.00% (50.00%)	Diagnostic product research	(E) Diagnostic product research	*2
Eisai R&D Management Co., Ltd.	Tokyo	¥11	million	100.00%	Management of drug development/research	(E) Management	
Sunplanet Co., Ltd.	Tokyo	¥455	million	84.96%	Administrative/catering/printing service, real estate management	(E) Purchase of admin./catering/ printing service, management of (E) real estate	
Clinical Supply Co., Ltd.	Gifu Pref.	¥80	million	84.80%	Medical devices production/sales	-	
Eisai Seikaken Co., Ltd.	Tokyo	¥50	million	70.00%	Agro-chemical production/sales	-	
		Unit=thousand					
Eisai Corporation of North America	New Jersey, USA	3,416,700	US$	100.00%	U.S. regional headquarters / holding company	-	*4
Morphotek, Inc.	Pennsylvania, USA	355,000	US$	100.00% (100.00%)	Basic research	(E) Basic research/clinical research	*2,4,7
Eisai Inc.	New Jersey, USA	151,600	US$	100.00% (100.00%)	Pharmaceutical production/sales	(E) Bulk drug substance sales	*2,4,9
Eisai Research Institute of Boston Inc.	Massachusetts, USA	115,300	US$	100.00% (100.00%)	Basic research/chemical process research	(E) Basic research/process research for clinical trial supply	*2,4
MGI PHARMA, INC.	Minnesota, USA	815	US$	100.00% (100.00%)	Pharmaceutical basic/clinical research, manufacturing and sales	-	*2,4,8
Eisai Medical Research Inc.	New Jersey, USA	1,000	US$	100.00% (100.00%)	Pharmaceutical clinical research	(E) Pharmaceutical clinical research	*2
Eisai Machinery U.S.A. Inc.	New Jersey, USA	1,000	US$	100.00% (100.00%)	Pharmaceutical machinery sales	-	*2
Eisai Europe Ltd.	London, UK	105,261	UK£	100.00%	European regional headquarters / holding company	(E) Management of pharmaceutical business in Europe	*4
Eisai Ltd.	London, UK	15,548	UK£	100.00% (100.00%)	Pharmaceutical sales/clinical research	(E) Pharmaceutical clinical research	*2
Eisai London Research Laboratories Ltd.	London, UK	12,000	UK£	100.00% (100.00%)	Basic research	(E) Basic research	*2
Eisai Manufacturing Ltd.	Hartfordshire, UK	2,000	UK£	100.00% (100.00%)	Pharmaceutical	-	*2
Eisai GmbH	Frankfurt, FRG	7,669	EUR	100.00% (100.00%)	Pharmaceutical sales	(E) Pharmaceutical sales	*2
Eisai Machinery GmbH	Cologne, FRG	1,278	EUR	100.00% (100.00%)	Pharmaceutical machinery production/sales	-	*2
Eisai S.A.S.	Paris, France	19,500	EUR	100.00% (100.00%)	Pharmaceutical production/sales	-	*2
Eisai B.V.	Amsterdam Netherlands	540	EUR	100.00% (100.00%)	Pharmaceutical production/sales	(E) Bulk drug substance sales	*2
Eisai Farmaceutica S.A.	Madrid, Spain	4,000	EUR	100.00% (100.00%)	Pharmaceutical sales promotion	-	*2
Eisai S.r.l.	Milan, Italy	3,500	EUR	100.00% (100.00%)	Pharmaceutical sales	-	*2
Eisai Pharma AG	Zurich, Switzerland	3,000	CHF	100.00% (100.00%)	Pharmaceutical sales	-	*2
Eisai AB	Stockholm, Sweden	10,000	SEK	100.00% (100.00%)	Pharmaceutical sales	-	*2
EF-Eisai Farmacêutica, Unipessoal Lda.	Lisbon, Portugal	4,000	EUR	100.00% (100.00%)	Pharmaceutical	-	*2
Eisai SA/NV	Brussels, Belgium	7,000	EUR	100.00% (100.00%)	Pharmaceutical	-	*2,6
P.T. Eisai Indonesia	Jakarta, Indonesia	5,000	US$	100.00%	Pharmaceutical production/sales	(E) Pharmaceutical sales	

(continued on the next page)

Eisai Asia Resional Services Pte. Ltd.	Singapore	26,400	S$	100.00%	Pharmaceutial sales	-	
Eisai (Singapore) Pte. Ltd.	Singapore	300	S$	100.00% (100.00%)	Pharmaceutial sales	(E) Pharmaceutical sales	*2
Eisai Clinical Research Singapore Pte. Ltd.	Singapore	10	S$	100.00% (100.00%)	Clinical research	(E) Clinical research	*2
Eisai (Malaysia) Sdn. Bhd.	Petaling Jaya Malaysia	470	M$	100.00% (5.74%)	Pharmaceutical sales	(E) Bulk drug substance sales	*2
Eisai (Thailand) Marketing Co., Ltd.	Bangkok, Thailand	11,000	Baht	49.90% (49.90%)	Pharmaceutical production/sales	(E) Pharmaceutical sales	*2,5
Eisai Taiwan Inc.	Taipei, Taiwan	270,000	NT$	100.00%	Pharmaceutical production/sales	(E) Pharmaceutical sales	
Eisai China Inc.	Suzhou, China	319,205	RMB	100.00% (100.00%)	Pharmaceutical production/ sales	(E) Bulk drug substance sales	*2
Eisai (Hong Kong) Co., Ltd.	Hong Kong, China	500	HK$	100.00% (10.00%)	Pharmaceutical sales	(E) Pharmaceutical sales	*2
Eisai Korea Inc.	Seoul, Korea	3,512,000	Won	100.00%	Pharmaceutical sales	-	
HI-Eisai Pharmaceutical Inc.	Manila, Philippines	56,250	Peso	50.00% (1.45%)	Pharmaceutical production/ sales	(E) Pharmaceutical sales	*2,5
Eisai Pharmaceuticals India Pte. Ltd.	Maharashtra, India	160,000	Rupee	100.00% (0.63%)	Pharmaceutical production/ sales	(E) Food additives/chemicals sales	*2
Eisai Pharmatechnology & Manufacturing Pte. Ltd.	Andhra Pradesh, India	604,000	Rupee	100.00% (0.01%)	Pharmaceutical	-	*2
Eisai Australia Pty. Ltd	Sydney, Australia	1,000	A$	100.00%	Pharmaceutical	-	

(Associated Companies Accounted for by Equity Method) (As of March 31, 2008)

Company Name	Location	Common Stock		Voting Rights	Description of Operations	Relationship/Operations	Note
Bracco-Eisai Co., Ltd.	Tokyo	¥340	million	49.00%	Contrast media import/ production/sales	(E) Contrast media purchase	

*(E) indicates Eisai Co., Ltd.

Notes: *1. Description of Operations' column lists by type of operation segment.
*2. Voting rights (%) ownership: Figures in parenthesis represent percentage indirectly owned by the Parent Company.
*3. Sanko Junyaku became a wholly-owned subsidiary of Eisai on October 1, 2007, following the delisting from JASDAQ on September 25 through a share exchange.
*4. Specially designated subsidiary according to the stock exchange law.
*5. Eisai (Thailand) Marketing Co., Ltd., and HI-Eisai Pharmaceutical Inc. are considered as consolidated subsidiaries under the "controlling entity" standard though Eisai's voting rights for these companies are no more than 50%.
6. Newly established and consolidated subsidiary.
7. MAB Acquisition Corporation (MAC) merged with Morphotek (US) in April 2007,with Morphotek being the surviving company.
*8. Jaguar Acquisition Corporation (JAC) Eisai established in the U.S. in December 2007, merged with MGI PHARMA, INC. in January 2008 with MGI PHARMA, INC. being the surviving company. 16 MGI PHARMA, INC.'s consolidated subsidiaries are not shown in the list above but included.
*9. Eisai Inc. is the one and only subsidiary whose sales to external customers exceeds 10% of consolidated sales for the period under review.
Principal financial results of Eisai Inc. are as follows;

Sales	¥332,714 mil.
Operating income	¥25,210 mil.
Ordinary income	¥27,329 mil.
Net income	¥17,075 mil.
Equity	¥31,592 mil.
Total assets	¥125,950 mil.

In April 2008, Eisai established Eisai Machinery Shanghai Inc., a new subsidiary in China which provides marketing support and maintenance services for pharmaceutical production machines.

3. Management Policy

1) Basic policy of management

The Eisai Group (hereinafter referred to as the "Company") defines its mission as "to give first thought to patients and their families and to increase the benefits healthcare provides." Consistent with this corporate philosophy, all Eisai Group members aspire to consistently exemplify a *"human health care (hhc) company"* that is capable of making a meaningful contribution under any healthcare system through meeting the various needs of global healthcare. We codified this basic concept into the Articles of Incorporation to share it with shareholders.

In order to act on this policy, we are committed to further expand the relationships built on trust with our principal stakeholders, including patients, customers, shareholders, and employees, and promote compliance while always observing laws and ethical standards, thereby enhancing corporate value.

2) Management strategies and issues that need to be addressed

While innovative drug discovery and provision of high-quality information/service/products are expected, the business environment surrounding the pharmaceutical industry has been increasingly pressured and is set for great change, as represented by the accelerating healthcare cost-containment measures in Japan, the U.S., Europe and Asia, the swelling research and development (R&D) expenditures, and the trend of industry reorganization. In addition to having to manage their core business, companies are facing intensifying public calls for the fulfillment of social responsibilities to ensure global environmental conservation and the sustainability of society.

Because of and within the above context, the Company aims to further improve efficiency and productivity by giving the Company the ability to handle any situation arising anywhere in its global operation flexibly and thoroughly. Last fiscal year, the Company launched the "Dramatic Leap Plan", the 5th Mid-term Strategic Plan ending in FY 2011, which places principle functions that are part of the pharmaceutical business model in the most appropriate country and region based on the concept of "value creation at all places by the best people with the appropriate structure" and implements its business in consideration of the current situation and needs of each region.

In this, the second year of the DLP, the Company is growing and making good progress with successful financial and business performance, including making aggressive investments in areas such as R&D, the upgrading of business technology infrastructure, and the strengthening of global business operations. During the current term, the Company followed its April 2007 purchase of Morphotek Inc. (a U.S. bio-venture company with strengths in the R&D of antibody drugs) with another success—turning U.S. biopharmaceutical company MGI Pharma, Inc., which is strong in cancer and emergency medicine, into a wholly owned subsidiary by acquiring it in January 2008 in a deal worth approximately US$3.9 billion. This purchase will strengthen the Company's position in the important U.S. market, which is the largest in the world, and also reinforce its global pipeline in the field of cancer. It is also expected to raise the Company's likelihood of achieving the goals in its Mid-term Strategic Plan and contribute to sustainable growth from fiscal 2012 onward. (An overview of the purchase of MGI Pharma is given on page 8.)

Taking the advantage of opportunities for future growth, we will continue to strive to create "patient value", "shareholder value" and "employee value" in order to improve our corporate value. In addition, we will work to fulfill our corporate social responsibilities.

(1) Creation of "patient value"

We are committed to the creation of "patient value," which we offer to patients across all aspects of healthcare, from prevention to intervention and treatment innovation. We believe that the creation of "patient value" lies in "the discovery of innovative drugs for combating the diseases for which adequate treatments have not been discovered and raising the quality of life of patients," "ensuring a stable supply of quality products" and "provision of information for safe and proper usage of drugs."

a) Further concentration in the R&D area

By further advancing the concept of focused R&D activities, the Company will continuously endeavor to discover pharmaceutical products in neurology and oncology – areas where adequate treatments have frequently not been established – that are superior in terms of efficacy, safety and economy. At the same time, we are pursuing R&D in the fields of critical care, immunology, and vascular biology, which are areas in need of new, highly efficacious treatments.

Furthermore, we are aggressively executing strategic acquisitions not only of products but also of bio-ventures and biopharmaceutical companies with advanced technologies, forming strategic linkups, and conducting joint research with outside organizations in order to enhance our product lineup and technological capabilities in each area of focus.

In neurology, we aim to discover new therapeutic agents for neurodegenerative disorders such as Alzheimer's disease and Parkinson's disease. At the same time, we will steadily advance research related to epilepsy and other neurological and psychiatric disorders. We are conducting broad-ranging studies with a central emphasis on Alzheimer's disease in particular, focusing on small molecule compounds, immune therapies such as antibody drugs and vaccines, and genetic studies that will lead to the definitive treatment of the disease.

In the area of oncology, we are taking multiple approaches, including working on small molecule compounds that inhibit cancer cell proliferation and restrain angiogenesis, antibody drugs, and therapeutic DNA vaccines, all of which are fast-evolving anticancer treatments, while also enriching our pipeline of treatments for chemotherapy-associated neurological damage and decrease of platelets and other supportive therapies, which are essential for increasing the benefits to cancer patients.

b) Expansion of research and development operations

The Company has built a framework enabling broad approaches to drug discovery research in the areas of small molecule compounds and biologics. We have added the research capabilities of U.S. biopharmaceutical company MGI Pharma, which is strong in cancer and emergency medicine, to our existing five bases for discovery research—Tsukuba Laboratories (Ibaraki Prefecture), Research Institute of Boston (U.S.), London Research Laboratories (U.K.), KAN Research Institute (Hyogo Prefecture), which specializes in life science research, which is fundamental for drug discovery, and Morphotek (U.S), which specializes in human antibody technologies.

In addition, Eisai is also scheduling a plan for establishing a compound optimization research facility within the European strategic operation base being constructed in Hatfield, United Kingdom, a pharma cluster to the north of London, to further enrich our research activities.

In the area of clinical research, the Company has established an organization in which clinical research operations in all geographic areas—Japan, the U.S., Europe and Asia—are conducted under unified leadership located in the United States in order to increase productivity and efficiency of clinical research and development activities. The addition of the clinical research capabilities of Morphotek and MGI Pharma further strengthened this organization. In addition, we are also strengthening our clinical research activities in Asia, centered on the establishment of a clinical research base in Singapore, as the region's global importance is growing.

c) Selection of corporate program themes

The Company has selected four themes for priority development as corporate programs in order to deliver highly beneficial new drugs as soon as possible to patients in disease areas for which adequate treatment strategies have not yet been established. The Company forms teams for each theme and makes a totally committed effort, including the priority investment of resources. Moreover, we have set up a system in the CEO Office to strengthen promotion of themes that are critical in raising corporate value. Important issues relating to corporate programs and other matters are reported directly to the CEO, enabling swift decision-making and driving appropriate responses for providing new products as quickly as possible.

d) Ensuring stable supply of high-quality pharmaceutical products

The Company aims to provide a stable supply of high-quality products globally while also achieving cost competitiveness. To achieve this aim, the Company is promoting a system that enables production of high-quality pharmaceuticals that meet our original quality assurance standards, which impose stricter requirements. Meanwhile, we are expanding our production functions to prepare for the prospective launch of our oncology products. A new API manufacturing facility started operation in the Kashima plant (Ibaraki Prefecture) in Japan, and Eisai Inc. in U.S. started construction of a new facility for manufacturing oncology treatments. Furthermore, the Company aims to expand its global manufacturing capacity with the new production bases it is constructing in the U.K. and India.

Through such efforts, the Company will pursue the enrichment of its "Seamless Value Chain" and achieve a globally stable supply of high-quality pharmaceutical products.

e) Improvement of information provision

In order to promote the appropriate use of our products, the Company is dedicated to information provision on the safety and efficacy of its pharmaceutical products through timely collection, analysis and evaluation of the latest product information available. Looking at the new products we plan to be marketing in the future, we are pursuing global efforts to develop in-house marketing activities in order to more effectively communicate with healthcare professionals. At the same time, we are strengthening our strategic global marketing system and striving to enrich our information provision activities.

Furthermore, the Company offers support to the activities of Alzheimer's associations and the healthcare professionals specializing in treating Alzheimer's disease as well as conducting various public education programs throughout Japan, whereby the Company aims to provide information on the disease to the patients and their families, caregivers, and the wider public.

f) Change in management structure in Japan to create new values

The Company established the Japan Business Headquarters to implement integrated business strategy in four business operations of Eisai Group in Japan consisting of diagnostics, prescription pharmaceuticals, consumer healthcare products, and generics pharmaceuticals. Based on these four areas, the Company is committed to providing information, services, and products as an organization that delivers value to patients across the full continuum of healthcare, from prevention to disease management to the latest medical treatments.

(2) Creation of "shareholder value"

The Company is committed to global efforts aimed at creating "patient value" while pursuing sustained growth and increased value generation and return to shareholders. In pursuing the above, we shall also engage in a constant effort to enhance "shareholder value" by increasing transparency in our business operations through active and fair disclosure of corporate information.

a) Sustainable growth through aggressive investment

The Eisai Group has established a five-region structure (Japan, the U.S., Europe, China, and Asia/Oceana & the Middle East) and is upgrading its infrastructure and strengthening its business functions in each region in order to drive global business activities forward.

In Europe, we are working on infrastructure development with the European Knowledge Center, a new strategic base being constructed in the U.K., as well as the gradual establishment of new representative offices in the countries within the enlarged EU. In Asia/Oceana & the Middle East, we are strengthening management support functions for each local subsidiary, plan to develop a coherent governance system and promote internal controls, and have moved the region's control functions to Singapore. In India, we have started constructing a new production base.

Furthermore, as our in-house development of anti-caner agents progresses, we are investing aggressively in the oncology business, including making serious inroads into the biologics field and pursuing corporate acquisitions to strengthen our global pipeline in the cancer field. In addition, we are also expanding our research capacity in antibody drugs and moving ahead with the preparation and enhancement of anti-cancer production systems and commercial infrastructure systems in the U.S.

In this way, we are aggressively investing in strategic linkups to reinforce our R&D, tangible fixed assets, and priority areas. Aiming for sustainable growth, we have put in place a structure for further penetration of our leading products such as *Aricept*, an Alzheimer's disease treatment, and *Pariet* (U.S. brand name: *Aciphex*), a proton pump inhibitor anti-ulcer drug, as well as the appropriate and rapid penetration of new product lines.

b) Strategic entry into new market

The Company is now promoting its "transformation strategy", by which the Company aims to transfer some of its operational functions to the areas/countries with high-quality technology as a part of its business strategy to achieve a more effective organizational structure and increased productivity. We signed a consignment agreement and began clinical data management services in India for Japan, the U.S., and Europe in order to strengthen the foundation supporting global clinical R&D, improve operation efficiency, and shorten development time frames. We also started construction of a base in India that will combine research functions with the production of drug formulations and bulk materials for ethical drugs. The Company expects to transfer selected functions of its operations to these sites in the future.

c) Basic policy on distribution of retained earnings

Eisai operates under a committee system and, in accordance with the Company's charter, exercises a flexible policy of distribution of retained earnings based on decisions by the Board of Directors.

The Company is devoted to providing sustainable and stable dividends based on the profitability of its consolidated business as well as emphasizing returns on shareholder equity through the reliance on metrics such as the dividend on equity ratio (DOE). DOE is considered to be a suitable index for shareholder return as it combines the Dividend Payout Ratio (DPR), which is the proportion of profit distributed to shareholders, and Return on Equity (ROE), which measures how effectively a company is able to produce a profit with the money invested by shareholders.

d) Highly-transparent management of the Company

Through proactive, fair, and timely disclosure of important information related to the management of the Company, we will execute highly-transparent management of the Company, which, in turn, will increase corporate value as well as shareholder value. The Company is committed to making efforts to make systems to improve information disclosure to our shareholders.

(3) Creation of "employee value"

The Company believes that employees are the only stakeholders that can solely and directly enhance corporate value. We also seek an environment where all employees share the corporate vision and are motivated to drive the realization of that philosophy through daily business activities. To that end, we consider the key component of our human resource management to be the encouragement of employee skill development in order to provide a rewarding working environment for employees, taking each individual's strengths and motivation into account.

a) Employee skill and career development

Eisai provides programs that enable each of its employees to voluntarily achieve personal growth to encourage innovation. In order to support the acquisition of knowledge and skills necessary for work, we offer scholarship programs for business/law schools and other outside short-term training courses according to the needs of each of the countries in which Eisai operates.

Furthermore, we have established the Global Human Resource Management Section, a department dedicated to the global human resource management strategy. Eisai proactively undertakes efforts to ensure the global career development of employees through the construction of a system for international exchange of personnel as well as making available leadership training tools.

b) Facilitation of the environment for greater employee satisfaction

To encourage employees to pursue the corporate philosophy, the Company is committed to ensuring equal opportunities for recruitment, promotion, staffing, and skill development as well as maintaining a compensation level that is correlated with the individual contribution to the value creation of the Company.

To allow individuals to maximize capabilities in their area of responsibility as well as maintain a work/life balance, the Company proactively provides various options for employees with respect to their life needs including providing child care support. Safety inspections are scheduled and conducted regularly in order to improve the work environment and ensure the health and safety of our employees.

In addition, a health insurance program is provided through a health insurance union as is a corporate pension program that is funded by Eisai Co., Ltd. The Group companies also offers benefit packages that are tailored to employees in each of the countries and regions where we do business.

(4) Fulfillment of corporate social responsibilities

The Company regards fulfillment of its corporate social responsibilities as a high priority for management, in order to secure and maintain the trust of various stakeholders. Thus, we are dedicated to the enhancement of internal control systems and compliance, environmental protection and philanthropic activities.

a) Internal control system

Various programs for internal control are being implemented at Eisai Co., Ltd., with a department focused on internal control under the supervision of an executive officer in charge of internal control.

On the global level, the global policy and basic guidelines for internal control have been established and are shared among the Company's global headquarters in Japan, the U.S., Europe, and Asia, for development of the regional policies. An internal control department for promoting specific programs has also been established at each global headquarters.

The Company is now taking various measures to comply with the Laws on Sales of Financial Products to ensure the credibility of our financial reports. In particular, the Company is promoting the system for documentation of financial risks and control, inclusive of overseas subsidiaries, while we continuously make improvements to a sustainable internal control system and conduct monitoring. Regarding day-to-day risks, the department dedicated to the promotion of internal control ensures the implementation of Control Self Assessment (CSA) by each division, encouraging further efforts to improve internal control. CSA is a system through which each division conducts self-evaluations of its progress on building internal control systems.

Furthermore, the Company has appointed executive officers to be in charge of managing potential risks in the areas of finance, law, and environment and natural disasters. Each of these executive officers is responsible for development of guidelines and the appropriate management of risk of potential losses arising from their respective fields.

Likewise, the programs for information management are also being implemented with the executive officer appointed specifically for information security for the Company and the policy developed for information security management.

b) Promotion of compliance

To deal with business compliance issues, the Company has stipulated a Charter of Business Conduct as well as Business Conduct Guidelines and requires all officers and employees (including temporary and part-time employees) to rigorously observe compliance in their daily activities.

Eisai Co., Ltd. has appointed an executive officer (Chief Compliance Officer) in charge of promoting and supervising compliance. A department dedicated to the promotion of compliance has also been established. The Compliance Committee, consisting primarily of outside legal specialists, has also been established as an advisory organization to the Chief Compliance Officer.

The compliance programs at the Eisai group companies are conducted with the compliance officers appointed at each company. A regional meeting is organized regularly at the Company's regional headquarters in Japan, the U.S., Europe, China, and Asia/Oceana & the Middle East, where the officers in the region meet and discuss the issues in promoting compliance at each group company.

Furthermore, the Company develops various tools for promoting compliance within the Company such as a Compliance Handbook and "Compliance Card," a portable card with the contact information for compliance consulting. The Compliance Handbook, which lists the Company's Compliance Charter as well as the guidelines of conduct, is available in thirteen different languages and is revised periodically. The fifth edition of the Compliance Handbook was prepared and distributed to employees in October 2007. In addition, we continually provide compliance training sessions and risk assessment activities for all officers and employees as well as regular online education programs for promoting compliance.

Furthermore, the "Compliance Counter," an in-house compliance consulting service for all officers and employees operated by an independent agency is available through Eisai Co., Ltd. for the prevention and early resolution of risks. At Eisai group companies, an in-house compliance consulting service is available, allowing easier access for the employees in the group companies. Considering the local circumstances in each region, some group companies contract with third-parties to offer consulting service environments in which employees feel more at ease about going for consultation.

c) Environmental protection

To ensure environmental protection, the Eisai Group has introduced environmental management systems in accordance with ISO14001 standards at its principal manufacturing facilities in Japan and continues efforts for upgrading and strengthening their environmental controls. Other operating units and subsidiaries also are striving to establish their own environmental management systems so that they can reduce the environmental burden generated from their operations by means of stricter control of greenhouse gas emissions, promotion of energy and resource conservation, recycling and waste reduction, and the adoption of green purchasing.

d) Philanthropy

With the aim of increasing public awareness of the history of medicine and pharmaceutical science, expanding knowledge of health chemistry, and especially in order to gain society's understanding about the proper use of pharmaceuticals, the Eisai Group operates "The Naito Museum of Pharmaceutical Science and Industry" in Gifu Prefecture, the first museum in Japan dedicated to pharmaceuticals, and opens it to the public free of charge. In pursuit of its corporate philosophy, the Company is making a number of philanthropic contributions, notably in the healthcare field. Such contributions include sponsorship of an annual Medical Services Award program to award healthcare professionals who have dedicated their lives to medical or care services under challenging environments, assistance to encourage natural science research and knowledge dissemination related to human diseases and their remedies, promotion of interdisciplinary healthcare study, including health economics, and development of young researchers. The Company also supports a number of educational initiatives designed to raise awareness of Alzheimer's disease as well as programs for elderly patients and caregivers and activities providing relief for victims of natural disasters in many countries.

3) Corporate governance

The Eisai Group is committed to the sustainable operation of the Company through realization of the corporate philosophy, which will contribute to the long-term enhancement of shareholders' value. Based on the recognition that corporate governance is of paramount importance in pursuing this mission, Eisai works on the improvement of its corporate governance structure and programs to promote corporate governance.

Eisai is a company with a committee system where the functions of supervision and operation are clearly independent. The Board of Directors focuses on management by delegating business decision-making extensively to officers in accordance with laws and the bylaws. In order to oversee the Company's operations objectively and equitably from the shareholders' and stakeholders' perspectives, half of the members of the Board of Directors are outside directors. In addition, the role of the Board Chairperson is fully separated from the president & CEO, and the Board Chairperson is selected from the outside directors. The president & CEO is the only corporate executive officer who holds the concurrent post of director.

The outside directors are selected based on certain standards set by law as well as on criteria for ensuring corporate independence of outside directors decided by the Company's Nominating Committee. All members of both the Nominating Committee and the Compensation Committee are composed of outside directors. The Audit Committee consists of a majority of outside directors in addition to internal directors who have a good understanding of the Company's operations, and the committee is chaired by an outside director.

The Company has established an Independent Committee of Outside Directors that consists of all the outside directors and is independent of management. This committee proactively operates the "Policy for Protection of the Company's Corporate Value and Common Interests of Shareholders" and periodically reviews and makes necessary amendments to the policy.

In a meeting of held after the 95th Annual Shareholders' Meeting on June 22, 2007, the members of the Independent Committee of Outside Directors all expressed their desire that the "Policy for Protection of the Company's Corporate Value and Common Interests of Shareholders" be continued, and this proposal was ratified at a Board of Directors meeting held July 31, 2007. Furthermore, at a meeting of the Independent Committee of Outside Directors held on March 28, 2008, each outside director weighed the pros and cons of this policy and all agreed that it should be continued.

Through proactive and timely disclosure of important information related to the management of the Company, Eisai will execute fair and highly-transparent management of the Company.

Detailed information of Eisai's corporate governance is available at the corporate website (http://www.eisai.co.jp/ecompany/egovernance.html) along with the Company's Corporate Governance guidelines, Rules of the Board of Directors, Rules of the Nominating Committee, Rules of the Audit Committee and Rules of the Compensation Committee.

The "Corporate Governance Report" is submitted to the Tokyo Stock Exchange and the Osaka Securities Exchange as well as being made available through websites of both Exchanges and the Company.

4. CONSOLIDATED FINANCIAL STATEMENTS
1)-1 CONSOLIDATE BALANCE SHEET (ASSETS)

	Note	March 31, 2007			March 31, 2008			Increase/ (Decrease)
		(Millions of Yen)		(%)	(Millions of Yen)		(%)	(Millions of Yen)
ASSETS								
I. Current assets:								
1. Cash and cash in banks			89,775			68,593		
2. Notes and accounts receivable-trade	*4		162,172			172,143		
3. Short-term investments			90,279			56,287		
4. Inventories			52,757			58,091		
5. Deferred tax assets			33,219			35,399		
6. Other			13,358			25,361		
7. Allowance for doubtful receivables			(352)			(308)		
Total current assets			441,210	55.7		415,568	37.0	(25,641)
II. Fixed assets:								
1. Property, plant and equipment								
(1) Buildings and structures		161,462			159,606			
Accumulated depreciation	*3	87,040	74,421		88,856	70,750		
(2) Machinery, equipment and vehicles		103,398			103,407			
Accumulated depreciation	*3	78,813	24,585		80,311	23,095		
(3) Land			18,048			20,832		
(4) Construction in progress			4,894			19,801		
(5) Other		44,372			46,624			
Accumulated depreciation	*3	32,480	11,891		34,021	12,602		
Total property, plant and equipment			133,842	16.9		147,083	13.1	13,240
2. Intangible assets								
(1) Goodwill			—			178,671		
(2) Sales rights			45,986			164,247		
(3) Core technology			—			61,346		
(4) Other			16,603			13,424		
Total intangible assets			62,589	7.9		417,690	37.1	355,100
3. Investments and other assets								
(1) Investment securities	*1		111,855			89,544		
(2) Long-term loans receivable			16			13		
(3) Deferred tax assets			32,586			43,650		
(4) Other			10,714			10,981		
(5) Allowance for doubtful accounts			(701)			(591)		
Total investments and other assets			154,471	19.5		143,597	12.8	(10,874)
Total fixed assets			350,904	44.3		708,370	63.0	357,466
Total assets			792,114	100.0		1,123,939	100.0	331,824

1)-2 CONSOLIDATED BALANCE SHEET (LIABILITIES AND EQUITY)

Account Title	Note	March 31, 2007 (Millions of Yen)	(%)	March 31, 2008 (Millions of Yen)	(%)	Increase/ (Decrease) (Millions of Yen)
LIABILITIES						
I. Current liabilities:						
1. Notes payable-trade and accounts payable-trade		19,268		18,307		
2. Bonds and deventure (current portion)		—		150		
3. Short-term borrowings		236		362,819		
4. Accounts payable-other		57,911		59,932		
5. Accrued expenses		51,434		56,738		
6. Income tax payable		22,049		16,088		
7. Reserve for sales rebates		35,066		23,324		
8. Other reserves		628		437		
9. Other		5,185		5,391		
Total current liabilities		191,779	24.2	543,191	48.3	351,411
II. Long-term liabilities:						
1. Bonds and debentures		—		830		
2. Long-term borrowings		—		50,000		
3. Deferred tax liabilities		96		40,249		
4. Liability for retirement benefits		31,768		24,104		
5. Retirement allowances for directors		1,330		2,140		
6. Negative goodwill		—		1,461		
7. Other		4,439		8,170		
Total long-term liabilities		37,636	4.8	126,956	11.3	89,319
Total liabilities		229,416	29.0	670,147	59.6	440,731
EQUITY						
I. Owners' Equity						
1. Common stock		44,985		44,985		
2. Capital surplus		55,222		56,966		
3. Retained eamings		469,632		415,961		
4. Treasury stock		(42,219)		(39,694)		
Total Owners' Equity		527,620	66.6	478,219	42.5	(49,401)
II. Net unrealized gain and translation adjustment:						
1. Net unrealized gain on available-for-sale securities		19,859		9,509		
2. Foreign currency translation adjustments		4,984		(38,868)		
Total net unrealized gain and translation adjustments		24,844	3.1	(29,359)	(2.6)	(54,203)
III. Stock acquisition rights		294	0.0	556	0.1	261
IV. Minority interests		9,938	1.3	4,374	0.4	(5,563)
Total equity		562,698	71.0	453,791	40.4	(108,906)
Total liabilities and equity		792,114	100.0	1,123,939	100.0	331,824

2) CONSOLIDATED STATEMENTS OF OPERATION

		April 1, 2006 - March 31, 2007			April 1, 2007 - March 31, 2008			Increase/ (Decrease)
Account Title	Note	(Millions of Yen)		(%)	(Millions of Yen)		(%)	(Millions of Yen)
I. Net sales			674,111	100.0		734,286	100.0	60,174
II. Cost of sales	*1		109,367	16.2		118,938	16.2	9,570
Gross profit on sales			564,744	83.8		615,348	83.8	50,603
Provision for sales returns-net			(64)	(0.0)		(133)	(0.0)	(68)
Gross profit			564,809	83.8		615,481	83.8	50,672
III. Selling, general and administrative expenses								
1. Research and development expenses	*1	108,296		(16.1)	225,427		(30.7)	
2. Selling, general and administrative expenses		351,249	459,545	68.2	372,303	597,731	81.4	138,185
Operating income			105,263	15.6		17,749	2.4	(87,513)
IV. Non-operating income								
1. Interest income		5,120			5,329			
2. Dividend income		966			859			
3. Equity in earnings of associated companies		15			2			
4. Other		515	6,617	1.0	670	6,860	1.0	243
V Non-operating expenses								
1. Interest expenses		65			762			
2. Foreign exchange loss		729			4,138			
3. Sales discount		254			243			
4. Other		369	1,418	0.2	616	5,760	0.8	4,341
Ordinary income			110,462	16.4		18,850	2.6	(91,611)
VI. Special gain								
1. Gain on sales of fixed assets	*2	213			58			
2. Gain on sales of investment securities		1,657			2,203			
3. Other		30	1,901	0.3	51	2,313	0.3	411
VII. Special loss								
1. Loss on disposal of fixed assets	*3	1,147			1,095			
2. Loss on impairment of long-lived assets	*4	201			59			
3. Loss on devaluation of investment securities		—			1,421			
4. Loss on devaluation of work-in-process inventories		—			845			
5. Accelerated depreciation of property, plant and equipment		646			—			
6. Other		34	2,029	0.3	88	3,510	0.5	1,481
Income before income taxes and minority interests			110,334	16.4		17,653	2.4	(92,681)
Income taxes-current		47,711			39,492			
Income taxes-deferred		(8,513)	39,197	5.8	(2,304)	37,188	5.1	(2,008)
Minority interests in income (loss)			522	0.1		(2,522)	(0.4)	(3,045)
Net income (loss)			70,614	10.5		(17,012)	(2.3)	(87,627)

3) CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Consolidated Statement of Changes in Equity (April 1, 2006 to March 31, 2007)

(Unit : Millions of Yen)

	Owners' Equity					Net unrealized gain and translation adjustments			Stock acquisition rights	Minority Interests	Equity (Total)
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total Owners' Equity	Net unrealized gain on available-for-sale securities	Foreign currency translation adjustments	Total			
Balance as of March 31, 2006	44,985	55,222	429,025	(31,913)	497,320	20,327	1,567	21,895	–	9,296	528,512
Changes in items during the period											
Dividends (Note 1)			(14,293)		(14,293)						(14,293)
Dividends (Note 2)			(15,619)		(15,619)						(15,619)
Net income			70,614		70,614						70,614
Disposal of treasury stock			(94)	887	793						793
Acquisition of treasury stock				(11,194)	(11,194)						(11,194)
Changes in other items during the period (Net)						(467)	3,416	2,948	294	642	3,885
Changes of items during the period (Total)	–	–	40,606	(10,306)	30,300	(467)	3,416	2,948	294	642	34,186
Balance as of March 31, 2007	44,985	55,222	469,632	(42,219)	527,620	19,859	4,984	24,844	294	9,938	562,698

Note 1: Approved at the Board of directors' meeting in May, 2006.
Note 2: Approved at the Board of directors' meeting in October, 2006.

Consolidated Statement of Changes in Equity (April 1, 2007 to March 31, 2008)

(Unit : Millions of Yen)

	Owners' Equity					Net unrealized gain and translation adjustments			Stock acquisition rights	Minority Interests	Equity (Total)
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total Owners' Equity	Net unrealized gain on available-for-sale securities	Foreign currency translation adjustments	Total			
Balance as of March 31,2007	44,985	55,222	469,632	(42,219)	527,620	19,859	4,984	24,844	294	9,938	562,698
Changes in items during the period											
Dividends			(36,938)		(36,938)						(36,938)
Net loss			(17,012)		(17,012)						(17,012)
Disposal of treasury stock		1,743		2,798	4,542						4,542
Acquisition of treasury stock				(273)	(273)						(273)
Adjustment in U.S. subsidiaries in connection with a change in U.S. GAAP			281		281						281
Changes in other items during the period (Net)						(10,350)	(43,852)	(54,203)	261	(5,563)	(59,505)
Changes in items during the period (Total)	—	1,743	(53,670)	2,525	(49,401)	(10,350)	(43,852)	(54,203)	261	(5,563)	(108,906)
Balance as of March 31, 2008	44,985	56,966	415,961	(39,694)	478,219	9,509	(38,868)	(29,359)	556	4,374	453,791

4) CONSOLIDATED STATEMENTS OF CASH FLOWS

		April 1, 2006- March 31,2007	April 1, 2007- March 31,2008	Increase/ Decrease
Account Title	Note	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)
I. Operating activities:				
1. Income before income taxes and minority interests		110,334	17,653	
2. Depreciation and amortization		26,802	34,559	
3. Loss on impairment of long-lived assets		201	59	
4. Amortization of negative goodwill		–	(162)	
5. In-process R&D expense		–	88,048	
6. Decrease in allowance for doubtful accounts		(16)	(29)	
7. Interest and dividend income		(6,086)	(6,188)	
8. Interest expenses		65	762	
9. Equity in earnings of associated companies		(15)	(2)	
10. Loss on sales and disposal of fixed assets		934	1,036	
11. Gain on sales of securities		(1,657)	(2,203)	
12. Loss on devaluation of securities		12	1,421	
13. Increase in notes and accounts receivable-trade		(11,807)	(2,352)	
14. Increase in inventories		(5,481)	(2,777)	
15. Increase (decrease) in trade payables		(6,312)	315	
16. Increase in other current liabilities		10,419	9,075	
17. Increase (decrease) in reserve for sales rebates		7,040	(7,949)	
18. Decrease in liability for retirement benefits		(3,830)	(7,616)	
19. Other		3,780	(6,461)	
Sub-total		124,383	117,187	
20. Interest and dividends received		5,855	6,140	
21. Interest paid		(101)	(761)	
22. Income taxes paid		(48,948)	(49,324)	
Net cash provided by operating activities		81,188	73,242	(7,946)
II. Investing activities:				
1. Purchases of short-term investments		(215)	(1,516)	
2. Proceeds from sales and maturities of short-term investments		10,220	10,415	
3. Purchases of property, plant and equipment		(22,549)	(39,227)	
4. Proceeds from sales of property, plant and equipment		301	145	
5. Purchases of intangible assets		(6,009)	(14,508)	
6. Purchases of investment securities		(20,150)	(6,931)	
7. Proceeds from sales and redemptions of investment securities		8,259	10,363	
8. Payment for acquisition of companies	*3	–	(435,504)	
9. Payment for acquisition of business	*2	(24,279)	–	
10. Net increase in time deposits (exceeding 3 months)		(152)	(618)	
11. Other-net		(635)	934	
Net cash used in investing activities		(55,212)	(476,447)	(421,235)
III. Financing activities:				
1. Net increase (decrease) in short-term borrowings		(188)	362,580	
2. Proceeds from long-term borrowings		–	50,000	
3. Purchase of treasury stock		(11,060)	–	
4. Dividends paid		(29,913)	(36,938)	
5. Dividends paid to minority shareholders		(48)	(60)	
6. Other-net		589	(215)	
Net cash provided by (used in) financing activities		(40,620)	375,365	415,986
IV. Foreign currency translation adjustments on cash and cash equivalents		2,456	(23,299)	(25,756)
V. Net decrease in cash and cash equivalents		(12,188)	(51,140)	(38,952)
VI. Cash and cash equivalents at beginning of period		183,278	171,090	(12,188)
VII. Cash and cash equivalents at end of period	*1	171,090	119,950	(51,140)

SIGNIFICANT BASIC ITEMS FOR CONSOLIDATED FINANCIAL STATEMENTS

April 1, 2006 - March 31, 2007	April 1, 2007 - March 31, 2008
1. Scope of Consolidation: Consolidated subsidiaries: 45 Companies Major subsidiaries: Sanko Junyaku Co., Ltd. Sannova Co., Ltd. Eisai Inc. Eisai Research Institute of Boston Inc. Following seven companies were newly established and consolidated during the period. Eisai R&D Management Co., Ltd., Eisai (Singapore) Pte. Ltd. Eisai Clinical Research Singapore Pte.Ltd. EF-Eisai Farmaceutica, Unipessoal Lda. Eisai Manufacturing Ltd. MAB Acquisition Corporation Eisai Pharmatechnology & Manufacturing Pte. Ltd. Eisai Pharma-Chem Europe Ltd. and Eisai U.S.A. Inc. have been liquidated during the period.	1. Scope of Consolidation: Consolidated subsidiaries: 63 Companies Major subsidiaries: Sanko Junyaku Co., Ltd. Sannova Co., Ltd. Morphotek, Inc. Eisai Inc. Eisai Research Institute of Boston Inc. MGI PHARMA, INC. Eisai SA/NV was newly established and consolidated during the period. During the period, MAB Acquisition Corporation merged with Morphotec, Inc. which became a surviving company. In addition, Jaguar Acquisition Corporation newly established in the period merged with MGI PHARMA, INC. which became a surviving company. Accordingly, 16 subsidiaries of MGI PHARMA, INC. were consolidated during the period.
2. Number of Companies Accounted for by the Equity Method: Associated companies: One Company Bracco-Eisai Co., Ltd. Eisai-Novartis Verwaltungs GmbH was merged into Eisai GmbH, one of the consolidated subsidiaries, during the period.	2. Number of Companies Accounted for by the Equity Method: Associated companies: One Company Bracco-Eisai Co., Ltd.
3. Closing Date of Consolidated Subsidiaries: The closing date of Eisai China Inc. is December 31. In preparing the consolidated financial statements, the financial statements as of March 31 are used for Eisai China Inc. However, this adjustment does not have a material effect on the financial statements.	3. Closing Date of Consolidated Subsidiaries: The closing date of Eisai China Inc. is December 31. In preparing the consolidated financial statements, the financial statements as of March 31 are used for Eisai China Inc.,
4. Accounting Policies and Methods: (1) Measurement and Valuation for Significant Assets (a) Securities: Held-to-maturity securities: Stated at amortized cost (Straight-line method) Available-for-sale securities: Marketable securities: Stated at fair value at the balance sheet date with unrealized gain or loss, net of applicable taxes, reported in a separate component of equity. The cost of securities sold is determined by the moving-average method.	4. Accounting Policies and Methods: (1) Measurement and Valuation for Significant Assets (a) Securities: Same as the left

April 1, 2006 - March 31, 2007	April 1, 2007 - March 31, 2008
Non-marketable securities: Stated at cost determined by the moving-average method.	
(b) Derivatives: Stated at fair value	(b) Derivatives: Same as the left
(c) Inventories: Merchandise and finished products, semi-finished goods, work-in-process , raw materials, and supplies are stated at cost determined by average method for the Company and the Japanese consolidated subsidiaries, and at lower of cost or market method determined by the first-in, first-out method for the foreign consolidated subsidiaries.	(c) Inventories: Same as the left
(2) Depreciation of Significant Depreciable Assets (a) Property, plant and equipment : Depreciation of property, plant and equipment of the Company and Japanese subsidiaries is computed by the declining-balance method. Estimated useful lives of the assets are as follows, Buildings: 15 to 50 years Machinery and equipment: 6 to 7 years In the foreign consolidated subsidiaries, the straight-line method in accordance with each local accounting standard is principally applied.	(2) Depreciation of Significant Depreciable Assets (a) Property, plant and equipment: Same as the left
(b) Intangible assets: Intangible assets are stated at cost less accumulated amortization, which is computed by the straight-line method. Sales rights: 5 to 15 years Software for internal use: mainly 5 years	(b) Intangible assets: Intangible assets are stated at cost less accumulated amortization, which is computed by the straight-line method. Sales rights: 5 to10 years Core technology: 19 to 20 years Software for internal use: 5 years
(3) Accounting for Certain Allowances and Reserves: (a) Allowance for doubtful receivables/accounts: To prepare for potential loss of notes and accounts receivable, loans receivable and others, allowance for doubtful receivables/ accounts are provided. As for the general receivables/accounts, allowances are calculated based on the past credit loss experience. As for the specific receivables/accounts, allowances were calculated based on the specific probability of uncollectibility.	(3) Accounting for Certain Allowances and Reserves: (a) Allowance for doubtful accounts: Same as the left
(b) Reserve for sales rebates: Certain consolidated subsidiaries calculate the reserves by multiplying an amount of related sales by an estimated percentage of rebates.	(b) Reserve for sales rebates: Same as the left
(c) Other reserves: The Company and some Japanese consolidated	(c) Other reserves: Same as the left

April 1, 2006 - March 31, 2007	April 1, 2007 - March 31, 2008
subsidiaries account for following reserves. As the impacts on balance sheet are not material, they are stated as "Other reserves" collectively.	
i) Reserve for sales returns: To prepare for possible sales return loss incurred after the balance sheet date, the reserve is provided by multiplying the amount of accounts receivable-trade at the balance sheet date by the average return ratio of goods sold over the previous two fiscal years and the profit ratio of the period.	i) Reserve for sales returns: Same as the left
ii) Reserve for disposal of goods returns: To prepare for the possible loss on disposal of goods returns after the balance sheet date, the reserve is provided by multiplying the amount of accounts receivable-trade at the balance sheet date by the average returns ratio of goods sold and the average disposal ratio of goods returned over the previous two fiscal years.	ii) Reserve for disposal of goods returns: Same as the left
(d) Liability for retirement benefits: To cover retirement benefits to the employees, the Company and certain consolidated subsidiaries provide for liability for retirement benefits to be prepared as of the balance sheet date, which is derived from the projected benefit obligations and estimated plan assets at the end of the period. The unrecognized prior service costs of the Company and certain subsidiaries are being amortized over five years and recognized as operating expenses in the statements of operation. The unrecognized actuarial gain/loss of the Company and certain Japanese consolidated subsidiaries is being amortized over five years by the straight-line method and amortization of the unrecognized actuarial gain/loss is recognized as operating expenses in the statements of operation starting from the period succeeding the period during which each gain/loss occurred.	(d) Liability for retirement benefits: Same as the left
(e) Retirement allowances for directors: The Company and certain consolidated subsidiaries provide a reserve for retirement allowances for directors, executive officers and corporate auditors in required amounts calculated based on each company's rule.	(e) Retirement allowances for directors: Same as the left
(4) Translation of significant assets and liabilities denominated in foreign currencies: Monetary receivables and payables denominated in foreign currencies are translated into Yen at the current exchange rates at the balance sheet date. The	(4) Translation of significant assets and liabilities denominated in foreign currencies: Same as the left

April 1, 2006 - March 31, 2007	April 1, 2007 - March 31, 2008
foreign exchange gain and loss from translation are recognized in the statements of operation. Assets and liabilities of the foreign consolidated subsidiaries are translated into Yen at the current rate as of the balance sheet date, accounts in the statements of operation thereof are translated into Yen at the average rates of the period and differences arising from such translation are included in the foreign currency translation adjustments and the minority interests in the equity component.	
(5) Accounting for significant lease transactions: The Company and the Japanese subsidiaries accounted for finance lease transactions in accordance with the same accounting treatment of operating lease unless the ownership is transferred to the lessee. Finance leases transactions of the foreign consolidated subsidiaries are principally in accordance with the ordinary sales transaction.	(5) Accounting for significant lease transactions: Same as the left
(6) Accounting for significant hedges: (a) Hedge method: The Company and certain subsidiaries measured derivatives used for hedging purposes at fair market value and unrealized gains or losses on derivatives are deferred until maturity of the hedged transactions. If the forward contracts qualify for hedge accounting, accounts and notes receivable and payable denominated in foreign currencies are translated into the contracted rates.	(6) Accounting for significant hedges: (a) Hedge method: Same as the left
(b) Hedging instruments and hedged items: (i) Hedging instruments: Foreign currency forward contracts (ii) Hedged items: Accounts receivable and payable including committed transactions denominated in foreign currencies	(b) Hedging instruments and hedged items: Same as the left
(c) Hedging policy: The Company and certain subsidiaries use hedged transactions, in the ordinary course of business, to reduce the exposure to fluctuations in foreign currency exchange rates. Hedged transactions used by the companies have been made in accordance with internal policy.	(c) Hedging policy: Same as the left
(d) Method for assessment of effectiveness of hedging: As for the Company and certain subsidiaries, foreign currency forward contracts assigned to the associated receivables and payables have the same terms and denominations as the corresponding receivables and	(d) Method for assessment of effectiveness of hedging: Same as the left

April 1, 2006 - March 31, 2007	April 1, 2007 - March 31, 2008
payables and the contract amounts will not exceed those of the corresponding assets and liabilities. As a result, high correlation and effectiveness between the hedging instruments and the hedged items are maintained against fluctuations in foreign exchange rate so that assessment of effectiveness is not performed.	
(7) Other significant basic item of consolidated financial statements: Accounting for consumption tax: Both Parent company and subsidiaries exclude consumption taxes and local consumption taxes from revenues and expenses.	(7) Other significant basic item of consolidated financial statements: Accounting for consumption tax: Same as the left
5. Valuation of Assets and Liabilities of Subsidiaries: Assets and liabilities of the subsidiaries are valued by fully fair market value .	5. Valuation of Assets and Liabilities of Subsidiaries: Same as the left
6. Amortization of Goodwill and Negative Goodwill: Goodwill and negative goodwill are amortized from the year of incurrence over a period of five years. Certain subsidiaries account for goodwill and negative goodwill in accordance with the local GAAP.	6. Amortization of Goodwill and Negative Goodwill: Same as the left
7. Scope of Cash and Cash Equivalents in the Consolidated Statements of Cash Flows: Cash and cash equivalents in the consolidated statements of cash flows comprise cash on hand, demand deposits, and short-term investments that are readily convertible into cash, that are exposed to insignificant risk of changes in value, all of which mature or become due within three months from the date of acquisition.	7. Scope of Cash and Cash Equivalents in the Consolidated Statements of Cash Flows: Same as the left

CHANGES IN ACCOUNTING PRINCIPLES

April 1, 2006 - March 31, 2007	April 1, 2007 - March 31, 2008
(Presentation of Equity) On December 9, 2005, the Accounting Standards Board of Japan (the "ASBJ") published a new accounting standard and related guidance for presentation of equity. The new standard (the ASBJ Statement No.5) and the related guidance (the ASBJ Guidance No.8) are applied. The shareholders' equity amounted to ¥552,464 million based on the former regulation. The Equity at the balance sheet date is presented in accordance with the modification of the Regulations Concerning Consolidated Financial Statements. (Standard for stock acquisition rights) On December 27, 2005, the ASBJ issued "Accounting Standard for Stock Acquisition Rights and related guidance. " The new standard and guidance are applicable to stock options newly granted on and after May 31, 2006. Due to the adoption of the new standards, the amount of operating income, ordinary income and income before income taxes and minority interests decreased by ¥294 million.	――――――――― ―――――――――

CHANGES IN REPRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

April 1, 2006 - March 31, 2007	April 1, 2007 - March 31, 2008
(Consolidated Balance Sheet) 1. As the amount of "Sales rights" included in the intangible assets in the previous period exceeded 5% of total assets, it is separately presented as an independent account. The amount of "Sales rights" was ¥28,652 million in the previous period. (Consolidated Statements of operation) 1. As the amount of "Depreciation" in the non-operating expenses, separately presented at the previous period, was ¥81 million in the current period. Since it was less than or equal to 10% of total non-operating expenses, it was included and represented in "Other non-operating expenses." 2. As the amount of "Gain on sales of investment securities," included in "Other special gain" in the special gain component in the previous period, exceeded 10% of total special gain, it was separately presented as an independent account. The amount of "Other special gain" was ¥4 million in the previous period. 3. As the amount of "Reversal of provision for doubtful accounts", separately presented in the previous period, was ¥26 million in the current	(Consolidated Balance Sheet) 1. As the amount of "Goodwill" included in the intangible assets in the previous period exceeded 5% of total assets, it is separately presented as an independent account. The amount of "Goodwill" was ¥4,530 million in the previous period. (Consolidated Statements of operation) 1. As the amount of "Loss on devaluation of investment securities" included in "Other special loss" in the special loss component in the previous period exceeded 10% of total special loss, it is separately presented as an independent account. The amount of "Other special loss" was ¥12 million in the previous period.

period. Since it is less than or equal to 10% of total special gain component, it was included and represented in "Other special gain." (Consolidated Statements of Cash Flows) Although the cash flows related to retirement benefits were included in "Retirement benefit costs" and "Others" in the component of operating cash flows in the previous period, they are represented as Increase (Decrease) in liability for retirement benefits in the current period. The amount of "Increase in liability for retirement benefits" in the operating cash flows in the previous period was ¥3,038 million.	

NOTES TO CONSOLIDATED BALANCE SHEET

<table>
<tr><th>March 31, 2007</th><th>March 31, 2008</th></tr>
<tr><td>*1. Notes related to subsidiaries and associated companies
Investment securities (stocks) ¥367 mil.</td><td>*1. Notes related to subsidiaries and associated companies
Investment securities (stocks) ¥375 mil.</td></tr>
<tr><td>*2. Contingent liabilities:
The Company cosigns the following debts:

Warrantee: Employees / Item: Housing loans / Yen (mil.): 110</td><td>*2. Contingent liabilities:
―――――――</td></tr>
<tr><td>*3. Accumulated depreciation includes accumulated loss on impairment of long-lived assets.</td><td>*3. Same as the left</td></tr>
<tr><td>*4. The notes at maturity are regarded as settled on the clearance date.
Since the balance sheet date was a bank holiday, the notes at maturity on the balance sheet date were included in the balance of the related account as follows,
Notes receivable-trade ¥224 mil.</td><td>*4. ―――――――</td></tr>
</table>

Warrantee	Item	Yen (mil.)
Employees	Housing loans	110

NOTES TO THE CONSOLIDATED STATEMENTS OF OPERATION

April 1, 2006 - March 31, 2007

*1. Total research and development expenses included in general and administrative expenses and manufacturing costs for the period:
General and administrative expenses ¥108,296 mil.
Manufacturing costs ¥ - mil.

*2. The main content of gain on sales of fixed assets is as follows:
Land ¥199 mil.

*3. The main contents of loss on disposal of fixed assets are as follows:
Buildings and structures ¥470 mil.
Property, plant and equipment and other (Tools, furniture and fixtures) ¥146 mil.
Intangible assets and other (Software) ¥352 mil.

*4. Loss on impairment of long-lived assets
The consolidated group classifies its business property to be held and used for business operations into asset groups on the basis of business segments whose profitability the consolidated group is consistently monitoring. In addition, lease assets, idle assets and sales rights are grouped individually. For the period, the consolidated group booked an impairment loss on the following asset groups:

Function	Asset Type	Location
Business properties	Intangible assets (Other), etc.	Toshima-ku, Tokyo France
Leased assets	Property, plant and equipment (Other)	Chiyoda-ku, Tokyo
Idle assets	Investments and other assets (Other), etc.	Echizen-machi Fukui and others
	Machinery, Equipment and vehicles	Misato-machi Saitama Kakamigahara-shi Gifu

As the business properties and the lease assets decreased in profitability and the future cash flow was less than the carrying amount, a loss on impairment of long-lived assets has been recognized by writing-down their carrying amount to a recoverable amount.
As the Idle assets significantly decreased in market

April 1, 2007 - March 31, 2008

*1. Total research and development expenses included in general and administrative expenses and manufacturing costs for the period:
General and administrative expenses ¥225,427 mil.
Manufacturing costs ¥ - mil.
In-Process R&D expenses included in the amount above for the acquisition of companies: ¥88,048 mil.

*2. The main content of gain on sales of fixed assets is as follows:
Land ¥33 mil.

*3. The main contents of loss on disposal of fixed assets are as follows:
Buildings and structures ¥667 mil.
Machinery, equipment and vehicle ¥293 mil.
Property, plant and equipment and other (Tools, furniture and fixtures) ¥133 mil.

*4. Loss on impairment of long-lived assets
The consolidated group classifies its business property to be held and used for business operations into asset groups on the basis of business segments whose profitability the consolidated group is consistently monitoring. In addition, leased assets, idle assets and sales rights are grouped individually. For the period, the consolidated group booked an impairment loss on the following asset groups:

Function	Asset Type	Location
Business properties	Property, plant and equipment (Other), etc.	Kakamigahara-shi Gifu and others
Leased assets	Property, plant and equipment (Other)	Chiyoda-ku, Tokyo
Idle assets	Intangible assets (Other) etc.	Bunkyo-ku Tokyo
	Machinery, equipment and vehicles, etc.	Misato-machi Saitama and others

As the business properties and the lease assets decreased in profitability and the future cash flow was less than the carrying amount, a loss on impairment of long-lived assets has been recognized by writing-down their carrying amount to a recoverable amount.

value, a loss on impairment has been recognized by writing-down the book value to a recoverable amount as well. The total loss on impairment of long-lived assets for the period amounted to ¥201 million. The contents of impairment are Intangible assets (Intangible assets-other) of ¥101 million, Investments and other assets of ¥42 million and Machinery, equipment and vehicles of ¥36 million. The recoverable amount of asset groups is measured by value in use (discount rate: 5～8%) or net realizable value. Net realizable value is based on reasonable estimates, either real estate appraised value by a third-party or the assessed value of property for tax purposes.	As the Idle assets significantly decreased in market value, a loss on impairment has been recognized by writing-down the book value to a recoverable amount as well. The total loss on impairment of long-lived assets for the period amounted to ¥59 million. The contents of impairment are Intangible assets (Intangible assets-other) of ¥51 million, Property, plant and equipment (Other) of ¥4 million. The recoverable amount of asset groups is measured by value in use (discount rate: 6%) or net realizable value. Net realizable value is based on reasonable estimates, real estate appraised value by a third-party.

NOTES TO THE STATEMENTS OF CHANGES IN EQUITY

April 1, 2006 - March 31, 2007

1. Types and numbers of stocks issued and treasury stock

(thousand of stocks)

	Stocks issued	Treasury stock
Type of stock	Common stock	Common stock
Number of shares at the end of the previous period	296,566	10,692
Increase	–	2,023
Decrease	–	277
Number of shares at the end of the period	296,566	12,437

(Note 1) The increase of the treasury stock (common stock) is composed of the purchase of 2,000 thousand shares of treasury stock, which was resolved by the Board of Directors held on July 31, 2006, and the purchase of 23 thousand of fractional shares.

(Note 2) The decrease in treasury stock (common stock) was caused by exercises of stock options.

2. Stock acquisition rights and stock acquisition rights held by an issuing company (Millions of Yen)

Classification	Content of stock acquisition rights	Balance on the balance sheet date
Eisai Co., Ltd.	Stock acquisition rights as stock options	294

3. Dividends

(1) Dividends paid during the current period

(a) The following was determined by the Board of Directors held on May 16, 2006.

a) Total amount of the dividends in cash paid ¥14,293 mil.

b) Cash dividends per share ¥50.00

c) Record date March 31, 2006

d) Effective date May 30, 2006

(b) The following was determined by the Board of Directors held on October 31, 2006

a) Total amount of the dividends in cash paid ¥15,619 mil.

b) Cash dividends per share ¥55.00

April 1, 2007 - March 31, 2008

1. Types and numbers of stocks issued and treasury stock

(thousand of stocks)

	Stocks issued	Treasury stock
Type of stock	Common stock	Common stock
Number of shares at the end of the previous period	296,566	12,437
Increase	–	51
Decrease	–	824
Number of shares at the end of the period	296,566	11,665

(Note 1) The increase of the treasury stock (common stock) is composed of the purchase of 33 thousand shares of Sanko Junyaku Co., Ltd. from the opposite shareholders against the whole acquisition by the Company, which is required by Corporation Law, and the purchase of 18 thousand of fractional shares.

(Note 2) The decrease in treasury stock (common stock) was caused by exercises of stock options of 69 thousand shares and share exchange of 754 thousand shares associated with the whole acquisition of Sanko Junyaku Co., Ltd.

2. Stock acquisition rights and stock acquisition rights held by an issuing company (Millions of Yen)

Classification	Content of stock acquisition rights	Balance on the balance sheet date
Eisai Co., Ltd.	Stock acquisition rights as stock option	556

3. Dividends

(1) Dividends paid during the current period

(a) The following was determined by the Board of Directors held on May 15, 2007.

a) Total amount of the dividends in cash paid ¥18,468 mil.

b) Cash dividends per share ¥65.00

c) Record date March 31, 2007

d) Effective date May 28, 2007

(b) The following was determined by the Board of Directors held on October 30, 2007

a) Total amount of the dividends in cash paid

c) Record date September 30, 2006 d) Effective date November 22, 2006 (2) Dividends to be paid after the balance sheet date, but the record date for the payment of dividends belongs to the period. The following was determined in the Board of Directors meeting on May 15, 2007. a) Total amount of the dividends in cash paid ¥18,468 mil. b) Resource of the dividends to be paid Retained earnings c) Cash dividends per share ¥65.00 d) Record date March 31, 2007 e) Effective date May 28, 2007	¥18,470 mil. b) Cash dividends per share ¥65.00 c) Record date September 30, 2007 d) Effective date November 20, 2007 (2) Dividends to be paid after the balance sheet date, but the record date for the payment of dividends belongs to the period. The following was determined in the Board of Directors meeting on May 14, 2008. a) Total amount of the dividends in cash paid ¥18,518 mil. b) Resource of the dividends to be paid Retained earnings c) Cash dividends per share ¥65.00 d) Record date March 31, 2008 e) Effective date May 26, 2008

NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

April 1, 2006 - March 31, 2007	April 1, 2007 - March 31, 2008
*1. Reconciliation between the amount of cash and cash equivalents and that of the related accounts shown in the consolidated balance sheet at the balance sheet date. Cash and cash in banks ¥89,775 mil. Short-term investments ¥90,279 mil. Total ¥180,054 mil. Time deposits - maturities exceed three months (¥2,133 mil.) Bonds whose maturities exceed three months (¥6,830 mil.) Cash and cash equivalents ¥171,090 mil	*1. Reconciliation between the amount of cash and cash equivalents and that of the related accounts shown in the consolidated balance sheet at the balance sheet date. Cash and cash in banks ¥68,593 mil. Short-term investments ¥56,287 mil. Total ¥124,880 mil. Time deposits - maturities exceed three months (¥2,512 mil.) Bonds whose maturities exceed three months (¥2,417 mil.) Cash and cash equivalents ¥119,950 mil.
*2. Major assets and liabilities increased by business acquisition Major assets and liabilities increased by the oncology-related business acquisition from Ligand Pharmaceuticals (U.S.) and reconciliation with the acquisition costs Inventories (Current) ¥1,471 mil. Property, plant and equipment ¥50 mil. Intangible assets: sales rights ¥19,771 mil. Intangible assets: goodwill ¥2,986 mil. Liabilities ¥- mil. Acquisition costs ¥24,279 mil.	*2. ――――――――

*3. ______________	*3. Major assets and liabilities increased by corporate acquisition (1) Major assets and liabilities increased by the acquisition of Morphotek, Inc. (U.S.) and reconciliation with the acquisition costs Current assets ¥2,548 mil. Property, plant and equipment ¥535 mil. Intangible assets ¥55,305 mil. Deferred tax liabilities (¥17,433 mil.) Other liabilities (¥842 mil.) Purchase price allocated to R&D expenses ¥605 mil. Sub total ¥40,720 mil. Cash and cash equivalent possessed by Morphotek, Inc. (¥2,485 mil.) Acquisition costs of Morphotek, Inc. ¥38,234 mil. (2) Major assets and liabilities increased by the acquisition of MGI PHARMA, INC. (U.S.) and reconciliation with the acquisition costs Current assets ¥46,305 mil. Property, plant and equipment ¥1,075 mil. Intangible assets ¥143,687 mil. Goodwill ¥181,557 mil. Other assets ¥3,228 mil. Current liabilities (¥15,519 mil.) Deferred tax liabilities (¥31,451 mil.) Other liabilities (¥2,377 mil.) Purchase price allocated to R&D expenses ¥87,442 mil. Other (¥3,443 mil.) Sub total ¥410,505 mil. Cash and cash equivalent possessed by MGI PHARMA INC. (¥13,235 mil.) Acquisition costs of MGI PHARMA, INC. ¥397,269 mil.

5) Segment Information

1. Business Segment Information

(1) Fiscal year ended March 31, 2007 (Millions of Yen)

	Pharma-ceuticals	Other	Total	Eliminations and Corporate	Consolidated
I. Sales					
(1) Sales to external customers	652,936	21,175	674,111	–	674,111
(2) Intersegment sales	230	21,198	21,428	(21,428)	–
Total sales	653,167	42,373	695,540	(21,428)	674,111
Operating expenses	545,107	40,662	585,770	(16,922)	568,848
Operating income	108,059	1,710	109,769	(4,506)	105,263
II. Assets, depreciation and amortization, loss on impairment of long-lived assets and capital expenditures					
-Assets	656,788	31,814	688,602	103,511	792,114
-Depreciation and amortization	25,715	802	26,518	283	26,802
-Loss on impairment of long-lived assets	150	–	150	51	201
-Capital expenditures	50,960	868	51,828	171	52,000

(2) Fiscal year ended March 31, 2008 (Millions of Yen)

	Pharma-ceuticals	Other	Total	Eliminations and Corporate	Consolidated
I. Sales					
(1) Sales to external customers	711,844	22,442	734,286	–	734,286
(2) Intersegment sales	186	20,860	21,047	(21,047)	–
Total sales	712,030	43,303	755,333	(21,047)	734,286
Operating expenses	692,209	41,383	733,592	(17,056)	716,536
Operating income	19,820	1,919	21,740	(3,990)	17,749
II. Assets, depreciation and amortization, loss on impairment of long-lived assets and capital expenditures					
-Assets	1,026,602	31,640	1,058,242	65,696	1,123,939
-Depreciation and amortization	33,510	769	34,280	279	34,559
-Loss on impairment of long-lived assets	53	6	59	–	59
-Capital expenditures	443,195	415	433,611	436	434,047

Notes:

(1) The Company's consolidated operation includes two segments: "Pharmaceuticals" which mainly consists of prescription pharmaceuticals and "Other," which encompasses all operations other than pharmaceuticals.

(2) Major products in each segment are as follows:

Business segment	Major products
Pharmaceuticals	Prescription pharmaceuticals, Consumer health care products, Diagnostics, etc.
Other	Food additives, Chemicals, Machinery, Others

(3) Operating expenses, which are not allocated to each segment are included in "Eliminations and Corporate", consist mainly of administrative expenses incurred at headquarters.

For the year ended March 31, 2007: ¥4,525 million
For the year ended March 31, 2008: ¥4,019 million

(4) Corporate assets included in eliminations and corporate consist mainly of surplus operating capital (cash and cash in bank and marketable securities), long-term investments (investment securities) and administrative capital.

For the year ended March 31, 2007: ¥109,487 million
For the year ended March 31, 2008: ¥71,300 million

(5) Depreciation for the FY2006 does not include "Accelerated expenses of property, plant and equipment".

2. Geographical Segment Information

(1) Fiscal year ended March 31, 2007 (Millions of Yen)

	Japan	North America	Europe	Asia and Others	Total	Eliminations and Corporate	Consolidated
I. Sales							
(1) Sales to external customers	292,222	303,411	54,774	23,703	674,111	–	674,111
(2) Intersegment sales	86,303	36,896	18,302	10	141,513	(141,513)	–
Total sales	378,526	340,307	73,077	23,714	815,625	(141,513)	674,111
Operating expenses	305,723	311,545	69,017	19,693	705,980	(137,131)	568,848
Operating income	72,802	28,761	4,059	4,021	109,644	(4,381)	105,263
II. Assets	489,912	221,123	57,427	23,516	791,979	134	792,114

(2) Fiscal year ended March 31, 2008 (Millions of Yen)

	Japan	North America	Europe	Asia and Others	Total	Eliminations and Corporate	Consolidated
I. Sales							
(1) Sales to external customers	312,656	339,396	54,416	27,817	734,286	–	734,286
(2) Intersegment sales	105,071	50,650	27,150	136	183,008	(183,008)	–
Total sales	417,727	390,046	81,566	27,953	917,294	(183,008)	734,286
Operating expenses	337,245	456,930	79,767	22,336	896,279	(179,742)	716,536
Operating income (loss)	80,482	(66,883)	1,799	5,617	21,015	(3,265)	17,749
II. Assets	930,427	563,108	58,876	27,441	1,579,853	(455,914)	1,123,939

Notes:
(1) Segmentation by country or region is based on geographical proximity.
(2) Major areas and countries included in each category:
-North America: The United States and Canada
-Europe: The United Kingdom, France, Germany, etc.
-Asia and Others: East Asia, South-East Asia, Latin America, etc.
(3) Intersegment sales in Japan principally represents product sales from Eisai Co., Ltd. to the overseas subsidiaries. Intersegment sales in North America, Europe, and Asia and Others are principally sales to the Parent Company from overseas subsidiaries which manage research and development for the Parent company.
(4) Operating expenses that are not allocated to each segment are included in "Eliminations and Corporate", consist mainly of administrative expenses incurred at headquarters.
For the year ended March 31, 2007: ¥4,525 million
For the year ended March 31, 2008: ¥4,019 million
(5) Corporate assets included in eliminations and corporate consist mainly of surplus operating capital (cash and cash in bank and marketable securities), long-term investments (investment securities) and administrative capital.
For the year ended March 31, 2007: ¥109,487 million
For the year ended March 31, 2008: ¥71,300 million

3. Overseas Sales

(1) For the period ended March 31, 2007 (Millions of Yen)

	North America	Europe	Asia and Others	Total
1. Overseas sales	312,005	72,218	26,541	410,765
2. Consolidated sales				674,111
3. Share of overseas sales	46.3%	10.7%	3.9%	60.9%

(2) For the period ended March 31, 2008 (Millions of Yen)

	North America	Europe	Asia and Others	Total
1. Overseas sales	350,391	73,100	31,059	454,551
2. Consolidated sales,				734,286
3. Share of overseas sales	47.7%	10.0%	4.2%	61.9%

Notes:

(1) Segmentation of the areas is based on geographical proximity.

(2) Major areas and countries included in this category:

- -North America: The United States and Canada.
- -Europe: The United Kingdom, France, Germany, etc.
- -Asia and Other: East Asia, South-East Asia, Latin America, etc.

(3) Overseas sales represents the sales reported from the consolidated subsidiaries operating in countries and areas outside Japan.

6) LEASE TRANSACTIONS

April 1, 2006 – March 31, 2007

(Lessee)

1. Finance leases other than those that deem to transfer ownership of the leased property to the lessee

(1) Acquisition cost, Accumulated depreciation, Accumulated loss on impairment, Net leased property:

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Accumulated loss on impairment	Net leased property
Machinery & equipment	335	81	–	254
Other (Tools, furniture, and fixtures)	3,617	1,733	16	1,867
Total:	3,952	1,814	16	2,121

(2) Obligation under finance leases and other:

Due within one year	¥1,069 mil.
Due over one year	¥1,102 mil.
Total	¥2,172 mil.

The balance of the allowance for loss on impairment of leased property ¥7 mil.

(3) Actual lease payments, reversal of allowance for loss on impairment of leased property, depreciation, interest expense under finance leases, and loss on impairment of leased property:

Actual lease payments	¥1,161 mil.
Reversal of allowance for loss on impairment of leased property	¥4 mil.
Depreciation under finance lease	¥1,095 mil.
Interest expense	¥73 mil.
Loss on impairment of Leased property	¥- mil.

(4) Depreciation method

Leased assets are depreciated over the lease terms by straight-line method with no salvage value.

(5) Interest expenses of the leased assets:

Interest expenses for leased properties are allocated every fiscal year by using the interest method based on the differences between the total lease payments and the respective acquisition cost of the assets which are considered to be interest -bearing.

April 1, 2007 – March 31, 2008

(Lessee)

1. Finance leases other than those that deem to transfer ownership of the leased property to the lessee

(1) Acquisition cost, Accumulated depreciation, Accumulated loss on impairment of long-lived assets, Net leased property:

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Accumulated loss on impairment	Net leased property
Machinery & equipment	546	194	–	352
Other (Tools, furniture, and fixtures)	3,147	1,192	16	1,938
Total:	3,694	1,387	16	2,290

(2) Obligation under finance leases:

Due within one year	¥861 mil.
Due over one year	¥1,457 mil.
Total	¥2,319 mil.

The balance of the allowance for loss on impairment of leased property ¥2 mil.

(3) Actual lease payments, reversal of allowance for loss on impairment of leased property, depreciation, interest expense under finance leases, and loss on impairment of leased property:

Actual lease payments	¥1,247 mil.
Reversal of allowance for loss on impairment of leased property	¥4 mil.
Depreciation under finance lease	¥1,187 mil.
Interest expense	¥50 mil.
Loss on impairment of Leased property	¥- mil.

(4) Depreciation method

Same as the left

(5) Interest expenses of the leased assets:

Same as the left

April 1, 2006 – March 31, 2007	April 1, 2007 – March 31, 2008
2. Minimum lease payments under non-cancelable operating leases: Due within one year ¥2,204 mil. Due over one year ¥13,790 mil. Total ¥15,994 mil.	2. Minimum lease payments under non-cancelable operating leases: Due within one year ¥3,311 mil. Due over one year ¥15,676 mil. Total ¥18,988 mil.
(Lessor) Finance leases other than those under which ownership is transferred to the lessee:	(Lessor) Finance leases other than those under which ownership is transferred to the lessee:
(1) Acquisition cost, accumulated depreciation, accumulated loss on impairment of long-lived assets, and net leased property:	(1) Acquisition cost, accumulated depreciation, accumulated loss on impairment of long-lived assets, and net leased property:

April 1, 2006 – March 31, 2007 (Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net leased property
Others (Tools, furniture, and fixtures)	61	25	36
Total:	61	25	36

April 1, 2007 – March 31, 2008 (Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net leased property
Others (Tools, furniture, and fixtures)	113	60	53
Total:	113	60	53

April 1, 2006 – March 31, 2007	April 1, 2007 – March 31, 2008
(2)Unearned lease income under financial leases: Due within one year ¥11 mil. Due over one year ¥37 mil. Total ¥48 mil. As the proportion of total balance of unearned lease income and estimated residual value of leased property to the balance of notes and accounts receivables-trade at the balance sheet date is immaterial, interest income is included in the amount of unearned lease income.	(2)Unearned lease income under financial leases: Due within one year ¥22 mil. Due over one year ¥60 mil. Total ¥82 mil. As the proportion of total balance of unearned lease income and estimated residual value of leased property to the balance of notes and accounts receivables-trade at the balance sheet date is immaterial, interest income is included in the amount of unearned lease income.
(3) Actual lease income: ¥7 mil. Depreciation expense ¥15 mil.	(3) Actual lease income: ¥21 mil. Depreciation expense ¥29 mil.
(Loss on impairment of long-lived assets) None	(Loss on impairment of long-lived assets) Same as the left
	2. Minimum lease payments under non-cancelable operating leases: Due within one year ¥80 mil. Due over one year ¥375 mil. Total ¥455 mil.

7) TRANSACTIONS WITH RELATED PARTIES

April 1, 2006 – March 31, 2007

(1) Directors and main individual shareholders

Attribution		Director	Director
Name		Haruo Naito	Haruo Naito
Address		-	-
Capital and investments (¥ mil.)		-	-
Business or title		Director, Representative Executive Officer, President of the Company Representative Director and President of Genox Research Inc.	Director, Representative Executive Officer, President of the Company Chairman of The Naito Foundation
Voting rights (%)		Direct 0.2	Direct 0.2
Details	Concurrent post	-	-
	Business relationship	-	-
Detail of transaction		Lease of the office	Donation
Transaction amount (¥ mil.)		1	89
Account item		-	-
Balance at end of year (¥ mil.)		-	-

Notes: (1) The above transactions are intended for the third parties.
(2) Consumption taxes were not included.
(3) Business conditions and procedure
Office rent fee to Genox Research Inc. has been decided based on a fair market value.

April 1, 2007 – March 31, 2008

(1) Directors and main individual shareholders

Attribution		Director
Name		Haruo Naito
Address		-
Capital and investments (¥ mil.)		-
Business or title		Director, Representative Executive Officer, President of the Company Chairman of The Naito Foundation
Voting rights (%)		Direct 0. 2
Details	Concurrent post	-
	Business relationship	-
Detail of transaction		Donation
Transaction amount (¥ mil.)		60
Account item		-
Balance at end of year (¥ mil.)		-

Notes: (1) The above transactions are intended for the third parties.
(2) Consumption taxes were not included.

8) INCOME TAXES

<table>
<tr><th>As of March 31, 2007</th><th>As of March 31, 2008</th></tr>
<tr><td>
1. Description of main items by which deferred tax assets and liabilities were calculated.

(1) Current assets:
Deferred tax assets (Millions of Yen)
Entrusted R&D expenses ¥12,830
Reserve for sales rebates 6,273
Unrealized profits on inventories 5,872
Accrued bonuses 4,492
Other 6,744
Sub-total ¥36,212
Less valuation allowance (2,989)
Total deferred tax assets ¥33,223

Deferred tax liabilities - Accrued interest (3)
Total Deferred tax liabilities (3)
Net deferred tax assets ¥33,219

(2) Non-current assets: (Millions of Yen)
Deferred tax assets
Liability for retirement benefits ¥22,240
Entrusted R&D expenses 15,003
Depreciation and amortization 5,364
Deferred assets for income tax purposes 4,624
Other 5,094
Sub-total ¥52,326
Less valuation allowance (2,734)
Total deferred tax assets ¥49,592

Deferred tax liabilities
Net unrealized gain on available-for-sale securities (¥13,854)
Other (3,248)
Total deferred tax assets (17,103)

Net deferred tax assets(*) ¥32,489

* Note: Net deferred tax asset is included in the following accounts in the balance sheet:
(Millions of Yen)
Non-current assets: Deferred tax assets ¥32,586
Non-current liabilities: Deferred tax liabilities ¥96

2. Reconciliation between the effective income tax rate and the statutory tax rate:
(%)
Statutory tax rate 41.0
(Reconciliation)
Expenses not permanently deductible for
</td><td>
1. Description of main items by which deferred tax assets and liabilities were calculated.

(1) Current assets:
Deferred tax assets (Millions of Yen)
Entrusted R&D expenses ¥15,602
Unrealized profits on inventories 5,965
Accrued bonuses 4,432
Reserve for sales rebates 4,085
Enterprise tax payable 1,303
Other 7,483
Sub-total ¥38,872
Less valuation allowance (3,472)
Total deferred tax assets ¥35,399

(2) Non-current assets: (Millions of Yen)
Deferred tax assets
Entrusted R&D expenses ¥24,975
Tax loss carry forwards 19,884
Liability for retirement benefits 19,167
Depreciation and amortization 10,624
Other 15,237
Sub-total ¥89,888
Less valuation allowance (3,908)
Total deferred tax assets ¥85,980

Deferred tax liabilities
Sales rights (¥47,753)
Core technology (24,700)
Net unrealized gain on available-for-sale securities (¥6,976)
Other (3,148)
Total deferred tax liability (82,579)
Net deferred tax assets(*) ¥3,401

* Note: Net deferred tax asset is included in the following accounts in the balance sheet:
(Millions of Yen)
Non-current assets: Deferred tax assets ¥43,650
Non-current liabilities: Deferred tax liabilities ¥40,249

2. Reconciliation between the effective income tax rate and the statutory tax rate:
(%)
Statutory tax rate 41.0
(Reconciliation)
Expenses not permanently deductible for
</td></tr>
</table>

As of March 31, 2007		As of March 31, 2008	
income tax purposes, such as entertainment expense	1.6	income tax purposes, such as entertainment expense	8.9
Income not permanently taxable for income tax purposes, such as dividend income	(0.2)	Income not permanently taxable for income tax purposes, such as dividend income	(1.1)
Tax credit for experiment and research expenses	(5.1)	Tax credit for experiment and research expenses	(30.4)
Difference in statutory tax rate of subsidiaries	(1.5)	Difference in statutory tax rate of subsidiaries	(26.1)
Valuation allowance	0.4	Valuation allowance	15.3
Other	(0.7)	In-process R&D expenses	(210.9)
Effective income tax rate	35.5	Others	(7.8)
		Effective income tax rate	210.7

9) SECURITIES

(1) MARKET VALUE OF HELD-TO-MATURITY SECURITIES

(Millions of Yen)

	Fiscal year ended Mar-31-2007			Fiscal year ended Mar-31-2008		
Carrying amounts below fair value	Carrying amounts	Fair value	Unrealized gain	Carrying amounts	Fair value	Unrealized gain
1. Government and municipal Bonds and others	–	–	–	–	–	–
2. Corporate bonds	494	500	5	795	810	14
3. Other	11,998	12,063	65	12,001	12,242	241
Sub-total	12,492	12,563	71	12,796	13,053	256
Carrying amounts exceeding fair value	Carrying amount	Fair value	Unrealized loss	Carrying amount	Fair value	Unrealized loss
1. Government and municipal bonds and others	–	–	–	–	–	–
2. Corporate bonds	22,581	22,283	(297)	11,304	11,085	(218)
3. Other	199	199	(0)	99	99	(0)
Sub-total	22,781	22,483	(297)	11,404	11,185	(218)
TOTAL	35,273	35,046	(226)	24,200	24,238	37

(2) MARKET VALUE OF AVAILABLE-FOR-SALE SECURITIES

(Millions of Yen)

	Fiscal year ended Mar-31-2007			Fiscal year ended Mar-31-2008		
Carrying amounts exceeding acquisition cost	Acquisition Cost	Carrying amount	Unrealized gain	Acquisition Cost	Carrying amount	Unrealized gain
1. Stocks	38,303	72,591	34,287	21,951	42,290	20,338
2. Bonds	–	–	–	–	–	–
Government and municipal bonds and others	–	–	–	–	–	–
Corporate bonds	–	–	–	–	–	–
3. Other	214	227	13	903	916	13
Sub-total	38,517	72,818	34,300	22,855	43,206	20,351
Carrying amounts below acquisition cost	Acquisition Cost	Carrying amounts	Unrealized loss	Acquisition Cost	Carrying amounts	Unrealized loss
1. Stocks	4,916	4,473	(443)	18,346	14,517	(3,829)
2. Bonds	–	–	–	3,793	3,640	(152)
Government and municipal bonds and others	–	–	–	–	–	–
Corporate bonds	–	–	–	3,793	3,640	(152)
3. Other	1,057	1,041	(16)	1,014	985	(29)
Sub-total	5,973	5,514	(459)	23,154	19,143	(4,011)
TOTAL	44,491	78,332	33,840	46,010	62,350	16,339

Notes:

There was impairment of ¥1,244 million for available-for-sale securities with market value for the period ended March 31, 2008.

(Loss on Impairment for the period ended March 31, 2007 was ¥ - million.)

Impairment of securities is recognized when the market value at end of period becomes less than half of the carrying amounts at beginning other than the case when the market value is recoverable. The loss is also recognized when the decline in value at end is between 30% and 50% of the carrying amount at beginning considering the transition of market price and the fair value at end.

(3) OTHER MARKETABLE SECURITIES SOLD DURING THE FISCAL YEAR PERIOD

(Millions of Yen)

April 1, 2006 – March 31, 2007			April 1, 2007 – March 31, 2008		
Sales amount	Gain on sales	Loss on sales	Sales amount	Gain on sales	Loss on sales
2,293	1,657	0	8,204	2,203	-

(4) HELD-TO-MATURITY SECURITIES AND AVAILABLE-FOR-SALE SECURITIES OF WHICH FAIR VALUE IS NOT READILY DETERMINABLE

(Millions of Yen)

	Fiscal Year Ended March 31, 2007	Fiscal Year Ended March 31, 2008
1. Held-to-Maturity Securities		
Unlisted foreign bonds	-	-
2. Available-for-sale securities		
Unlisted stocks, except OTC traded stocks	3,692	5,029
MMF and others	75,226	53,869
Preferred investment securities	1,000	-
Unlisted bonds and others	8,243	5

(5) THE CARRYING AMOUNTS OF AVAILABLE-FOR-SALE AND HELD-TO- MATURITY SECURITIES AT CONTRACTUAL MATURITIES

(Millions of Yen)

	Fiscal Year Ended Mar-31-2007				Fiscal Year Ended Mar-31-2008			
	Due within 1 year or less	Due after 1 year through 5 years	Due after 5 years through 10 years	Due after 10 years	Due within 1 year or less	Due after 1 year through 5 years	Due after 5 years through 10 years	Due after 10 years
1. Bonds	6,591	15,339	13,292	50	1,523	10,096	13,097	2,957
Government and municipal bonds and others	—	—	—	—	—	—	—	—
Corporate bonds	6,491	15,239	1,294	50	1,523	9,996	1,096	2,957
Others	99	99	11,998	—	—	99	12,001	—
2. Others	238	1,019	—	—	905	994	—	—
Total	6,830	16,358	13,292	50	2,428	11,091	13,097	2,957

10) DERIVATIVE FINANCIAL INSTRUMENTS

FOREIGN CURRENCY RELATED DERIVATIVES

(Millions of Yen)

	Fiscal year ended Mar-31-2007				Fiscal year ended Mar-31-2008			
	Contracttracte Amounts	Over 1 Year	Fair value	Unrealized gain (loss)	Contract amounts	Over 1 Year	Fair value	Unrealized gain (loss)
Contract other than market transaction								
Foreign exchange forward contracts								
Selling: U.S. dollar	14,469	–	14,301	168	89,400	–	84,346	5,053
Selling: Euro	1,043	–	1,050	(7)	–	–	–	–
Buying: Yen	–	–	–	–	–	–	–	–
Total	–	–	–	161	–	–	–	5,053

Notes:
1. The valuation of fair market values for those contracts was based on foreign exchange forward market quotations.
2. Contracts processed by hedge accounting are not disclosed.

11) PENSION PLANS AND RETIREMENT BENEFIT COSTS

March 31, 2007	March 31, 2008
1. Outline of pension plan: The Company: The Company adopts defined-benefit pension plan and retirement lump-sum payments. The transfer rate to the defined-benefit pension plan fund is 45%. Additional severance payment may be made to some employees. Consolidated subsidiaries: Certain Japanese subsidiaries adopt a defined-benefit pension type of a joint pension plan, an approved pension scheme and retirement lump-sum payments. Certain overseas subsidiaries adopt a defined contribution plan as well as a defined-benefit plan. Additional severance payment may be made to some employees.	1. Outline of pension plan: The Company: Same as the left. Consolidated subsidiaries: Same as the left.
2. Projected benefit obligation benefits at March 31, 2007 (Millions of Yen) Projected benefit obligation (¥113,860) Fair value of plan assets ¥102,588 Net unfunded obligation (11,271) Unrecognized actuarial loss (11,347) Unrecognized prior service cost (Note 1) (9,149) Liability for retirement benefits (¥31,768) (Note 1) Reflects the changes of relevant regulation including the changes in guarantee period on October 1, 2005 and the elimination of additional benefit on December 1, 2004. (Note 2) Certain subsidiaries adopt the simple method to calculate projected benefit obligation.	2. Projected benefit obligation benefits at March 31, 2008 (Millions of Yen) Projected benefit obligation (¥113,560) Fair value of plan assets ¥86,271 Net unfunded obligation (27,288) Unrecognized actuarial gain 9,702 Unrecognized prior service cost (Note 1) (6,517) Liability for retirement benefits (¥24,104) (Note 1) Reflects the changes of relevant regulation including the changes in guarantee period on October 1, 2005 and the elimination of additional benefit on December 1, 2004. (Note 2) Certain subsidiaries adopt the simple method to calculate projected benefit obligation.
3. Components of the retirement benefit costs: (Millions of Yen) Service cost (Note 1) ¥3,867 Interest cost 2,723 Expected return on plan assets (3,380) Amortization of unrecognized net actuarial loss 423 Amortization of prior service cost (Note 2) (2,643) Contribution to defined contribution plan and others 1,314 Retirement benefit costs ¥2,306 (Note 1) All retirement benefit costs of subsidiaries utilizing the simple method are included in Service cost. (Note 2) Reflects the current amortization of prior service cost described in (Note 1) of "2. Projected	3. Components of the retirement benefit costs: (Millions of Yen) Service cost (Note 1) ¥4,664 Interest cost 2,736 Expected return on plan assets (3,316) Amortization of unrecognized net actuarial gain (2,252) Amortization of prior service cost (Note 2) (2,642) Contribution to defined contribution plan and others 1,585 Retirement benefit costs ¥774 (Note 1) All retirement benefit costs of subsidiaries utilizing the simple method are included in Service cost. (Note 2) Reflects the current amortization of prior service cost described in (Note 1) of "2. Projected

March 31, 2007	March 31, 2008
benefit obligation". 4. Basis of the calculation for projected benefit obligation and others: Method of calculation of projected benefit obligation: Straight-line method over the average years of service Discount rate: Principally 2.5 % Expected rate of return on plan assets: Principally 4.0 % Amortization period of prior service cost: Straight-line method over five years Amortization period of actuarial gain/loss: Straight-line method over five years from the following fiscal year	benefit obligation". 4. Basis of the calculation for projected benefit obligation and others: Same as the left
5. Fair value of plan assets of the defined-benefit pension plan as of March 31, 2007: ¥3,407 mil. Notes: Three Japanese subsidiaries have pension assets calculated in proportion to the pension contribution amount. The balance of these amounts is noted above.	5. Multi-owner pension plan whose obligations are treated as retirement benefit costs. Three Japanese subsidiaries have pension assets calculated in proportion to the pension contribution amount. Followings are descriptions of the pension plan, (a) Overall situation of fund (as of 31 March, 2008) Fair value of plan assets: ¥461,860 mil. Benefit obligation on the basis of pension financing: ¥469,729 mil. Difference: (¥7,869 mil.) Above figures are provided using available information as of the balance sheet date. (b) Contribution share ratio of the three subsidiaries associate companies of total pension plan (as of March 31, 2007): 0.7% (c) Supplementary remarks The difference amount of ¥7,869 mil. described in above (a) was calculated by subtracting general reserve of ¥55,911 mil. from sum of balance of unamortized prior service costs of ¥60,021 mil. plus balance due of ¥3,759 mil. which is to be covered by reversal of general reserve. Amortization of balance of unamortized prior service costs for the purpose of pension financing calculation is on the following bases; equal repayment method, contribution of employer: 15.5% and residual period as of March 31, 2007: 11 years and 10 months The share ratio in above (b) is not equal to actual share ratio. [Additional information] The Partial Amendments to Accounting Standard for Retirement Benefits Part 2 (the Accounting Standards Board of Japan Statement No. 14 on May 15, 2007) is applied from this fiscal year.

12) STOCK OPTIONS
Details and fluctuation status
(April 1, 2007 - March 31, 2008)

(1) Amount of the cost recorded and the name of account items

Cost of goods sold, Selling, general & administrative expenses 261 million yen

(2) Stock options

Company Date of Decision	Eisai Co., Ltd. June 29, 2000	Eisai Co., Ltd. June 28, 2001	Eisai Co., Ltd. June 27, 2002	Eisai Co., Ltd. June 24, 2003
Classification and number of persons for	Director 9 Employee 16	Director 7 Employee 35	Director 4 Employee 37	Director 7 Employee 43
Number of Stock option	Common stock 142,000 Stocks	Common stock 180,000 Stocks	Common stock 175,000 Stocks	Common stock 210,000 Stocks
Date of grant	September 1, 2000	August 1, 2001	July 1, 2002	July 1, 2003
Condition of vested right	not specified	same as on the left	same as on the left	same as on the left
Requisite service period	not specified	same as on the left	same as on the left	same as on the left
Exercise period	September 1, 2000- June 29, 2010	September 3, 2001- June 28, 2011	July 1, 2002- June 27, 2012	July 1, 2003- June 24, 2013

Company Date of Decision	Eisai Co., Ltd. June 24, 2004	Eisai Co., Ltd. June 24, 2005	Eisai Co., Ltd. June 23, 2006	Eisai Co., Ltd. June 22, 2007
Classification and number of persons for grant	Director 11 Executive officer 18 Employee 27	Director 11 Executive officer 20 Employee 31	Director 10 Executive officer 22 Employee 32	Director 10 Executive officer 24 Employee 32
Number of Stock options	Common stock 238,000 Stocks	Common stock 262,000 Stocks	Common stock 254,000 Stocks	Common stock 264,000 Stocks
Date of grant	July 1, 2004	July 1, 2005	July 10, 2006	July 9, 2007
Condition of vested right	not specified	same as on the left	same as on the left	same as on the left
Requisite service period	not specified	same as on the left	same as on the left	same as on the left
Exercise period	July 1, 2004- June 24, 2014	July 1, 2007- June 24, 2015	July 10, 2008- June 23, 2016	July 9, 2009- June 22, 2017

(3) Details of Stock Options

a) Number of Stock Options

Date of Decision	June 29, 2000	June 28, 2001	June 27, 2002	June 24, 2003
After the right is vested				
End of the previous period	57,600	78,600	123,800	86,100
Right vested	-	-	-	-
Exercise of right	4,400	10,000	9,000	14,000
Invalidation	-	-	-	-
Unexercised stock options at the end of period	53,200	68,600	114,800	72,100

Date of Decision	June 24, 2004	June 24, 2005	June 23, 2006	June 22, 2007
After the right is vested				
End of the previous period	199,700	262,000	254,000	-
Right vested	-	-	-	264,000
Exercise of right	6,000	26,400	-	-
Invalidation	-	-	-	-
Unexercised stock options at the end of period	193,700	235,600	254,000	264,000

b) Unit Information

Date of Decision	June 29, 2000	June 28, 2001	June 27, 2002	June 24, 2003
Date of grant	September 1, 2000	August 1, 2001	July 1, 2002	July 1, 2003
Exercise price	3,090	2,668	3,165	2,520
Market average at execution of right	4,662	4,915	4,280	4,213
Fair value (Date of grant)	-	-	-	-

Date of Decision	June 24, 2004	June 24, 2005	June 23, 2006	June 22, 2007
Date of grant	July 1, 2004	July 1, 2005	July 10, 2006	July 9, 2007
Exercise price	3,170	3,820	5,300	5,480
Market average at execution of right	4,560	5,249	-	-
Fair value (Date of grant)	-	-	1,161	991

(4) Estimated Valuation for fair market values per stock options

Estimated valuation for fair market values of "Eisai Co., Ltd., Stock Options No. 6-1" and "Eisai Co., Ltd., Stock Options No. 6-2" granted during the consolidated fiscal year (granted on July 9, 2007) were as follows:
Valuation model: Black-Scholes option pricing model
Basic figures for calculation

	"Eisai Co., Ltd., Stock Options No. 6-1" "Eisai Co., Ltd., Stock Options No. 6-2" (July 9, 2007)
Expected volatility (Note 1)	23.31%
Expected life (Note 2)	Six years
Expected dividend (Note 3)	130 yen / share
Risk-free interest rate (Note 4)	1.67%

(Notes)

1. This figure is estimated from historical data on stock price for the past six years.
2. Expected life is estimated in the middle of exercisable period, since it is note possible to reasonable estimate.
3. This is based on the expected dividend as of July 2007.
4. Risk-free interest rate is that of the government bond correnponding to the expected life shown above.

(5) Calculation methods for the number of rights vested

Only actual lapsed number of the vested stock option is used for calculation for the number of rights vested as reasonable estimate to be lapsed in the future is not possible.

13) BUSINESS COMBINATIONS

Accounting period (from April 1, 2007 to March 31, 2008)

1. Purchase Method Transactions

(1) Acquisition of Morphotek, Inc. by share purchase

① Description of the acquired company

a. Name of company acquired: Morphotek, Inc. (U.S.)

b. Description of acquired business:
Oncology-related business, including four oncology products

c. Reason and purpose of acquisition:
In order to enter into the biologics area and facilitate creation of antibody therapeutic drugs in oncology area to expand product line in oncology area

d. Date of acquisition: April 16, 2007 (U.S. Eastern Standard Time)

e. Legal form of share purchase
Eisai Corporation of North America (hereinafter, referred to as "ECA") established MAB Acquisition Corporation as a wholly-owned subsidiary. Morphotek, Inc, as the surviving company, merged with MAB Acquisition Corporation and, at the same time, Morphotek, Inc. paid cash as a compensation for the merger to the shareholders of Morphotek, Inc. As a result of the transaction, Morphotek, Inc. became a wholly owned subsidiary of ECA.

f. Name of the company after acquisition: Morphotek, Inc. (U.S.)

g. Acquired voting rights: 100%

② Period for acquired business included in the consolidated financial statement
From April 16, 2007 to March 31, 2008

③ Description of acquisition costs

Purchased price:	US$ 350 million
Direct costs:	US$ 6 million
Total acquisition costs	US$ 356 million

④ Assets received and liabilities assumed on the date of acquisition

Assets	
Current assets	US$ 22 million
Property, plant and equipment	US$ 4 million
Intangible assets	US$ 483 million
Total assets acquired	US$ 510 million
Liabilities	
Deferred tax liabilities	US$ 152 million
Other liabilities	US$ 7 million
Total liabilities assumed	US$ 159 million
Net assets acquired	US$ 351 million

⑤ Description of the purchase price allocated to R&D expenses

In-Process R&D:	US$ 5 million
Accounts:	R&D expenses

⑥ Description of the purchase price allocated to intangible assets

Core technology	US$ 478 million

estimated useful life	20 years
Assembled workforce	US$ 5 million
estimated useful life	5 years

(2) Acquisition of MGI PHRAMA INC by share purchase.

① Description of the acquired company

a. Name of company acquired: MGI PHARMA, INC. (U.S.)

b. Description of acquired business:
a biopharmaceutical company focused in oncology and acute care that acquires, researches, develops, and commercializes proprietary products

c. Reason and purpose of acquisition:
In order to strengthen oncology research and development and marketing infrastructure on a global basis and to acquire the products and pipeline of oncology and acute care area as well as the commercial and R&D capabilities of MGI PHARMA INC.

d. Date of acquisition: January 28, 2008 (U.S. Eastern Standard Time)

e. Legal form of share purchase
Eisai Corporation of North America (hereinafter, referred to as "ECA") established Jaguar Acquisition Corporation as a wholly-owned subsidiary. MGI PHARMA INC., as the surviving company, merged with Jaguar Acquisition Corporation and, at the same time, MGI PHARMA INC., paid cash as a compensation for the merger to the shareholders of MGI PHARMA INC. As a result of the transaction, MGI PHARMA INC. became a wholly owned subsidiary of ECA.

f. Name of the company after acquisition: MGI PHARMA, INC.

g. Acquired voting rights: 100%

② Period for acquired business included in the consolidated financial statement

From January 28, 2008 to March 31, 2008

③ Description of acquisition costs

Purchase price:	US$ 3,918 million
Direct costs:	US$ 25 million
Total acquisition costs	US$ 3,943 million.

④ Information for Goodwill

The amount of goodwill US$1,744 million

Reason for the recognition of goodwill

Goodwill was incurred as a strategic investment in the development of an oncology franchise and because of the expected future earnings from business development in the biopharmaceutical field, primarily in oncology and acute care.

Estimated useful life and amortization method

In accordance with SFAS 142, goodwill will not be amortized; instead, impairment will be tested on a periodic basis.

⑤ Assets received and liabilities assumed on the date of acquisition

Assets

Current assets	US$ 444 million
Property, plant and equipment	US$ 10 million
Intangible assets	US$1,380 million
Goodwill	US$1,744 million
Other assets	US$ 31 million
Total assets acquired	US$ 3,610 million

Liabilities

Current liabilities	US$149 million
Deferred tax liabilities	US$ 302 million
Other liabilities	US$ 22 million
Total liabilities assumed	US$ 474 million
Net assets acquired	US$ 3,136 million

⑥ Description of the purchase price allocated to R&D expenses

In-Process R&D	US$ 840 million
Accounts:	R&D expenses

⑦ Description of the purchase price allocated to intangible assets

a) Sales rights	US$ 1,220 million
estimated useful life	6 to 10 years
b) Core technology	US$ 157 million
estimated useful life	19 years

⑧ Estimated impact on consolidated financial results if the business combination had been completed at the beginning of the fiscal year (4/1/2007),

Net sales	US$357 million
Operating loss	US$ 11 million
Net loss before provision for income taxes	US$ 29 million

The above amounts reflect the difference between sales and income calculated as if the acquisition had been completed on the first day of the fiscal year and the consolidated sales and income reported by the acquiring company. In addition, the calculations take into account special factors based on MGI PHARMA's financial results from April 1, 2007 to January 27, 2008.

2. Common Control Transactions

(1) Sanko Junyaku Co., Ltd. became a wholly-owned subsidiary of Eisai Co., Ltd. by stare exchange

① Description of the acquired company

a. Name of the company acquired
   Name of the company: Sanko Junyaku Co., Ltd.
   Contents of business
   Manufacturing, marketing and import of clinical diagnostics, clinical inspection instruments, research reagents, and physical and chemical instruments.

b. Description of acquired business;
   Manufacturing, marketing and import of clinical diagnostics, clinical inspection instruments, research reagents, and physical and chemical instruments.

c. Legal form of acquisition;
   Acquired shares of Sanko Junyaku Co., Ltd. from minority shareholders by share exchange

d. Description of the transaction and purpose of acquisition;
   Sanko Junyaku became a wholly-owned subsidiary of the Company on October 1, 2007 by share exchange. The purpose is to aggressively utilize the management resources of the entire group and to effectively and promptly promote the development of our existing diagnostic business as well as new areas, such as the commercialization of the PALSAR (Probe altèrnation link self-assembly reaction) Method technology for gene signal amplification.
   Shares of Eisai were allotted and distributed at the rate of a 0.085 shares of Eisai to 1 share of Sanko Junyaku in November 2007

② Accounting treatment

Accounting treatment with respect to the share exchange is in accordance with "Transactions under common control, etc." set forth in "Accounting standards for business combinations" and "Implementation guidance on accounting standards for business combinations and accounting standards for business divestitures". In this transaction, 1,624 million yen of negative goodwill is recognized. Negative goodwill will be amortized over 5 years by straight-line method.

14) PER SHARE INFORMATION

April 1, 2006 - March 31, 2007		April 1, 2007- March 31, 2008	
Book-value per share:	¥1,944.41	Book-value per share:	¥1,575.49
Basic earnings per share	¥247.85	Basic loss per share	¥59.80
Diluted earnings per share:	¥247.47	Diluted earnings per share	n/a*
		(*Net loss was incurred during the period)	

Note: The basis of the calculation of basic earnings per share and diluted earnings per share are as follows:

	April 1, 2006 - March 31, 2007	April 1, 2007 - March 31, 2008
Basic earnings (loss) per share		
(1) Net income (loss) (mil. yen)	70,614	(17,012)
(2) Amount not attributed to common stockholders (mil. yen)	–	–
(3) Net income related to common stock (mil. yen)	70,614	(17,012)
(4) Average number of common stock shares outstanding (thousand shares)	284,911	284,487
Diluted earnings per share		
(1) Increased number of common stock (thousand shares)	431	–
[Subscription rights] (thousand shares)	[100]	–
[Stock Option] (thousand shares)	[331]	–
Diluted securities with no dilutive effects, which were not included in the diluted EPS.	―――	Issuance of 264 thousand stock options was approved by the General Meeting of Shareholders and Directors Meeting on July 22, 2007.

15) SUBSEQUENT EVENTS

No important subsequent events occurred between the balance sheet date and the reporting date.

16-1) CONSOLIDATED STATEMENTS OF OPERATION
Fourth Quarter of FY2007 (three months ended March 31, 2008)

	January 1, 2007 - March 31, 2007			January 1, 2008 - March 31, 2008			Increase/ (Decrease)
Account Title	(Millions of Yen)		(%)	(Millions of Yen)		(%)	(Millions of Yen)
I. Net sales		173,323	100.0		174,732	100.0	1,408
II. Cost of sales		27,389	15.8		35,310	20.2	7,920
Gross profit		145,934	84.2		139,422	79.8	(6,511)
Provision for sales returns-net		(16)	(0.0)		(37)	(0.0)	(20)
Gross profit		145,950	84.2		139,459	79.8	(6,491)
III. Selling, general and administrative expenses							
1. Research and development expenses	29,420		[17.0]	125,859		[72.0]	
2. Selling, general and administrative expenses	95,104	124,524	71.8	88,391	214,250	122.6	89,725
Operating income (loss)		21,426	12.4		(74,790)	(42.8)	(96,216)
IV. Non-operating income		1,554	0.9		1,570	0.9	15
V. Non-operating expenses		319	0.2		4,204	2.4	3,885
Ordinary income (loss)		22,661	13.1		(77,424)	(44.3)	(100,086)
VI. Special gain		1,500	0.9		46	0.0	(1,453)
VII. Special loss		1,124	0.7		2,030	1.1	905
Income (loss) before income taxes and minority interests in income		23,037	13.3		(79,408)	(45.4)	(102,445)
Income taxes-current	13,548			1,741			
Income taxes-deferred	(5,408)	8,140	4.7	2,433	4,175	2.4	(3,965)
Minority interests in income (loss)		128	0.1		(3,056)	(1.7)	(3,185)
Net income (loss)		14,768	8.5		(80,526)	(46.1)	(95,294)

16-2) CONSOLIDATED STATEMENTS OF CASH FLOWS
Fourth Quarter of FY2007 (three months ended March 31, 2008)

	January 1, 2007 - March 31, 2007	January 1, 2008 - March 31, 2008	Increase/ (Decrease)
Account Title	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)
I. Operating activities:			
1. Income (loss) before income taxes and minority interests in net income	23,037	(79,408)	
2. Depreciation and amortization	7,569	11,185	
3. Loss on impairment of long-lived assets	152	58	
4. Amotization of negative goodwill	–	(162)	
5. In-process R&D expenses	–	87,426	
6. Decrease in allowance for doubtful accounts	(17)	(36)	
7. Interest and dividend income	(1,613)	(1,183)	
8. Interest expense	16	670	
9. Equity in earnings of associated companies	(13)	(14)	
10. Loss on sales and disposal of fixed assets	309	695	
11. Gain on sales of securities	(1,473)	(0)	
12. Loss on impairment of securities	–	1,178	
13. Decrease in notes and accounts receivable-trade	3,564	15,673	
14. Increase (decrease) in inventories	(1,756)	289	
15. Increase in notes and accounts payable-trade	3,146	2,615	
16. Increase (decrease) in other current liabilities	6,168	(200)	
17. Decrease in reserve for sales rebates	(777)	(9,762)	
18. Decrease in reserve for retirement benefits	(1,734)	(2,822)	
19. Other	4,066	(4,293)	
Sub-total	40,646	21,910	
20. Interest and dividends received	1,619	1,365	
21. Interest paid	(35)	(662)	
22. Income tax paid	(3,576)	(1,223)	
Net cash provided by operating activities	38,654	21,389	(17,264)
II. Investing activities:			
1. Purchases of investment securities	(152)	(812)	
2. Proceeds from sales and maturities of short-term investments	3,537	3,342	
3. Purchases of property, plant and equipment	(5,183)	(14,649)	
4. Proceeds from sales of property, plant and equipment	11	48	
5. Purchases of intangible assets	(2,452)	(3,322)	
6. Purchases of investment securities	(3,383)	(5,119)	
7. Proceeds from sales and redemptions of investment securities	5,693	635	
8. Payment for acquisition of a company	–	(396,265)	
9. Payment for aquisition of business	(375)	–	
10. Net increase (decrease) in time deposits (exceeding 3 months)	593	(455)	
11. Other-net	(165)	1,972	
Net cash used in investing activities	(1,876)	(414,626)	(412,750)
III. Financing activities:			
1. Net increase (decrease) in short-term borrowings	(123)	342,823	
2. Dividends paid to minority shareholders	–	50,000	
3. Other-net	212	7	
Net cash provided by financing activities	89	392,830	392,740
IV. Foreign currency translation adjustments on cash and cash equivalents	(521)	(21,373)	(20,851)
V. Net increase (decrese) in cash and cash equivalents	36,346	(21,780)	(58,127)
VI. Cash and cash equivalents at beginning of period	134,744	141,731	6,986
VII. Cash and cash equivalents at end of period	171,090	119,950	(51,140)

(3) SEGMENT INFORMATION
Fourth Quarter of FY2007 (three months ended March 31, 2008)

1. Business Segment Information

(1) Three month ended March 31, 2007 (Millions of Yen)

	Pharma-ceuticals	Other	Total	Eliminations and Corporate	Consolidated
I. Sales					
(1) Sales to external customers	167,979	5,344	173,323	–	173,323
(2) Intersegment sales	32	7,873	7,906	(7,906)	–
Total sales	168,011	13,218	181,230	(7,906)	173,323
Operating expenses	145,652	12,804	158,456	(6,558)	151,897
Operating income	22,359	414	22,773	(1,347)	21,426

(2) Three months ended March 31, 2008 (Millions of Yen)

	Pharma-ceuticals	Other	Total	Eliminations and Corporate	Consolidated
I. Net sales					
(1) Sales to external customers	169,435	5,296	174,732	–	174,732
(2) Intersegment sales	25	6,504	6,529	(6,529)	–
Total sales	169,460	11,801	181,261	(6,529)	174,732
Operating expenses	243,755	11,405	255,161	(5,637)	249,523
Operating income (loss)	(74,295)	395	(73,899)	(891)	(74,790)

Notes:
1. The Company's consolidated operations include two segments: 'Pharmaceuticals' which mainly consists of prescription pharmaceuticals and 'Other' which encompasses all operations other than pharmaceuticals.

2. Major products in each segment are as follows:

Business segment	Major products
Pharmaceuticals	Prescription pharmaceuticals, Consumer health care products, Diagnostics, etc.
Other	Food additives, Chemicals, Machinery, Others

2. Geographical Segment Information

(1) Three months ended March 31, 2007 (Millions of Yen)

	Japan	North America	Europe	Asia and Others	Total	Eliminations and Corporate	Consolidated
I. Sales							
(1) Sales to external customers	68,279	83,305	13,959	7,778	173,323	–	173,323
(2) Intersegment sales	25,357	9,721	5,300	7	40,387	(40,387)	–
Total sales	93,637	93,027	19,260	7,786	213,711	(40,387)	173,323
Operating expenses	78,525	85,701	18,627	6,581	189,435	(37,538)	151,897
Operating income	15,111	7,326	632	1,204	24,275	(2,849)	21,426

(2) For the fourth quarter, ended March 31, 2008 (Millions of Yen)

	Japan	North America	Europe	Asia and Others	Total	Eliminations and Corporate	Consolidated
I. Sales							
(1) Sales to external customers	66,115	89,167	12,790	6,659	174,732	–	174,732
(2) Intersegment sales	27,120	13,392	7,317	60	47,891	(47,891)	–
Total sales	93,236	102,559	20,107	6,720	222,623	(47,891)	174,732
Operating expenses	84,744	186,416	19,786	5,407	296,354	(46,831)	249,523
Operating income (loss)	8,491	(83,856)	321	1,312	(73,730)	(1,059)	(74,790)

Notes:
1. Segmentation by country or region is based on geographical proximity.
2. Major areas and countries included in each category:
   - -North America: The United States and Canada
   - -Europe: The United Kingdom, France, Germany, etc.
   - -Asia and Others: East and South-East Asia, Latin America, etc.
3. Intersegment sales in Japan principally represents product sales from Eisai Co., Ltd. to the overseas subsidiaries. Intersegment sales in North America, Europe, and Asia and Others are principally sales to the Parent Company from the overseas subsidiaries, which manage research and development for the Parent company

3. Overseas Sales

(1) Three months ended March 31, 2007 (Millions of Yen)

	North America	Europe	Asia and Others	Total
1. Overseas sales	85,736	19,396	8,428	113,561
2. Consolidated sales				173,323
3. Share of overseas sales	49.5%	11.2%	4.8%	65.5%

(2) Three months ended March 31, 2008 (Millions of Yen)

	North America	Europe	Asia and Others	Total
1. Overseas sales	91,432	17,893	7,308	116,634
2. Consolidated sales				174,732
3. Share of overseas sales	52.3%	10.3%	4.2%	66.8%

Notes:
1. Segmentation of the areas is based on geographical proximity.
2. Major areas and countries included in this category:
   - -North America: The United States and Canada.
   - -Europe: The United Kingdom, France, Germany, etc.
   - -Asia and Other: East and South-East Asia, Latin America; etc.
3. Overseas sales represent the sales reported from the consolidated subsidiaries operating in countries and areas outside Japan.

5. NON-CONSOLIDATED FINANCIAL STATEMENTS
1-1) NON-CONSOLIDATED BALANCE SHEET (ASSETS)

		March 31, 2007			March 31, 2008			Increase/ (Decrease)
Account Title	Note	(Millions of Yen)		(%)	(Millions of Yen)		(%)	(Millions of Yen)
ASSETS								
I. Current assets:								
1. Cash and cash in bank			43,426			25,566		
2. Notes receivable-trade	*1,3		2,952			1,345		
3. Accounts receivable-trade	*1		124,040			125,402		
4. Short-term investments			8,114			3,927		
5. Merchandise			6,178			6,726		
6. Finished goods			9,043			9,215		
7. Semi-finished goods			8,935			8,734		
8. Raw materials			5,350			7,581		
9. Work in process			424			607		
10. Supplies			1,043			1,023		
11. Deferred tax assets			16,650			19,397		
12. Short-term loans receivable	*1		5,595			79,374		
13. Other	*1		13,898			17,217		
Total current assets			245,655	42.8		306,121	31.3	60,466
II. Fixed assets:								
1. Property, plant and equipment								
(1) Buildings		107,885			108,492			
Accumulated depreciation		65,658	42,226		66,471	42,020		
(2) Structures		7,987			8,061			
Accumulated depreciation		5,415	2,571		5,519	2,541		
(3) Machinery and equipment		76,616			76,970			
Accumulated depreciation		61,897	14,719		63,198	13,772		
(4) Vehicles and delivery equipment		385			372			
Accumulated depreciation		310	75		321	51		
(5) Tools, furniture, and fixtures		33,589			34,979			
Accumulated depreciation		25,418	8,171		26,371	8,607		
(6) Land			11,200			11,208		
(7) Construction in progress			1,386			5,202		
Total property, plant and equipment			80,352	14.0		83,403	8.6	3,051
2. Intangible assets								
(1) Patent			24			20		
(2) Software			8,891			8,872		
(3) Sales rights			20,705			24,092		
(4) Other			632			493		
Total intangible assets			30,253	5.3		33,477	3.4	3,224
3. Investments and other assets								
(1) Investments securities			103,424			81,373		
(2) Investment in subsidiaries and associated companies			77,228			422,509		
(3) Long-term loans receivable			3			2		
(4) Long-term loans receivable to subsidiaries and associated companies			2,845			2,892		
(5) Long-term prepaid expenses			948			875		
(6) Deferred tax assets			28,960			42,649		
(7) Other assets			7,569			7,417		
(8) Allowance for doubtful accounts			(3,539)			(3,465)		
Total investments and other assets			217,441	37.9		554,254	56.7	336,813
Total fixed assets			328,046	57.2		671,135	68.7	343,088
Total assets			573,702	100.0		977,256	100.0	403,554

1-2) NON-CONSOLIDATED BALANCE SHEET
(LIABILITIES AND EQUITY)

		March 31, 2007			March 31, 2008			Increase/ (Decrease)
Account Title	Note	(Millions of Yen)		(%)	(Millions of Yen)		(%)	(Millions of Yen)
Liabilities								
I. Current liabilities:								
1. Notes payable-trade			62			67		
2. Accounts payable-trade			7,551			6,708		
3. Short-term borrowings			—			362,814		
4. Accounts payable-other	*1		26,014			25,062		
5. Accrued expenses			17,667			14,459		
6. Income tax payable			15,257			14,196		
7. Deposit received	*1		9,625			10,313		
8. Reserve for sales returns			376			246		
9. Reserve for disposal of goods returns			245			187		
10. Other			63			288		
Total current liabilities			76,864	13.4		434,345	44.5	357,480
II. Long-term liabilities:								
1. Long-term borrowings			—			50,000		
2. Liability for retirement benefits			28,221			20,321		
3. Retirement allowances for directors			1,073			1,230		
Total long-term liabilities			29,295	5.1		71,552	7.3	42,256
Total liabilities			106,160	18.5		505,897	51.8	399,737
Equity								
I. Owners' Equity:								
1.Common stock			44,985	7.9		44,985	4.6	-
2.Capital surplus								
(1) Additional paid-in capital		55,222			55,222			
(2) Other capital surplus		—			1,743			
Total Capital surplus			55,222	9.6		56,966	5.8	1,743
3. Retained earnings								
(1) Legal reserve		7,899			7,899			
(2) Other								
Reserve for reduction of fixed assets		126			126			
General reserve		337,880			337,880			
Unappropriated retained earnings		44,026			53,070			
Total retained earnings			389,932	68.0		398,976	40.8	9,043
4. Treasury stock			(42,219)	(7.4)		(39,694)	(4.0)	2,525
Total Owners' Equity			447,921	78.1		461,233	47.2	13,312
II. Net unrealized gain and translation adjustments:								
1. Net unrealized gain on available-for-sale securities			19,325			9,568		
Total net unrealized gain and translation adjustments			19,325	3.3		9,568	1.0	(9,757)
III. Stock acquisition rights			294	0.1		556	0.0	261
Total equity			467,541	81.5		471,358	48.2	3,817
Total liabilities and equity			573,702	100.0		977,256	100.0	403,554

2) NON-CONSOLIDATED STATEMENTS OF INCOME

Account Title	Note	April 1, 2006 - March 31, 2007 (Millions of Yen)		(%)	April 1, 2007 - March 31, 2008 (Millions of Yen)		(%)	Increase/ (Decrease) (Millions of Yen)
I. Net sales	*2		351,647	100.0		389,200	100.0	37,553
II. Cost of sales	*1		80,149	22.8		76,115	19.6	(4,034)
Gross profit			271,497	77.2		313,085	80.4	41,587
Provision for sales returns-net			(61)	(0.0)		(130)	(0.1)	(69)
Gross profit			271,558	77.2		313,216	80.5	41,657
III. Selling, general and administrative expenses								
1. Research and development expenses	*1	106,378		[30.3]	133,989		[34.4]	
2. Selling, general and administrative expenses		100,154	206,532	58.7	106,119	240,109	61.7	33,577
Operating income			65,026	18.5		73,106	18.8	8,080
IV. Non-operating income								
1. Interest income	*2	109			607			
2. Interest on securities		315			279			
3. Dividend income		1,071			992			
4. Other		382	1,878	0.5	396	2,275	0.6	397
V. Non-operating expenses								
1. Interest expense		65			808			
2. Foreign exchange loss		892			3,078			
3. Depreciation		81			–			
4. Other		189	1,230	0.3	462	4,349	1.1	3,119
Ordinary income			65,674	18.7		71,033	18.3	5,358
VI. Special gain								
1. Gain on sales of fixed assets	*3	204			7			
2. Gain on sales of investment securities		1,651			2,202			
3. Reversal of provision for doubtful accounts		25			–			
4. Disposal of products		554			–			
5. Other		–	2,437	0.7	32	2,242	0.5	(194)
VII. Special loss								
1. Loss on disposal of fixed assets	*4	975			948			
2. Loss on impairment of long-lived assets	*5	81			49			
3. Loss on devaluatin of investment securities		–			1,251			
4. Loss on work-in-progress		–			845			
5. Accelerated depreciation expenses of property, plant and equipment		646			–			
6. Other		34	1,738	0.5	52	3,147	0.8	1,409
Income before income taxes			66,374	18.9		70,128	18.0	3,754
Income taxes-current		30,437			33,820			
Income taxes-deferred		(6,866)	23,570	6.7	(9,673)	24,146	6.2	575
Net income			42,803	12.2		45,982	11.8	3,179

3) NON-CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(April 1, 2006 to March 31, 2007)

(Unit : Millions of Yen)

	Owners' equity									Net unrealized gain (loss) and translation adjustments	Stock acquisition rights	Equity (Total)
		Capital surplus	Retained earnings									
				Other Retained earnings								
	Common stock	Additional paid-in capital	Legal reserve	Reserve for reduction of fixed assets	General reserve	Unappropriated retained earnings	Retained earnings Total	Treasury stock	Owners' equity (Total)	Net unrealized gain (loss) on available-for-securities		
Balance as of March 31,2006	44,985	55,222	7,899	122	323,880	45,234	377,137	(31,913)	445,432	19,779	—	465,211
Changes in items during period												
Dividends (Note 1)						(14,293)	(14,293)		(14,293)			(14,293)
Dividends (Note 2)						(15,619)	(15,619)		(15,619)			(15,619)
Reversal of reserve for reduction of fixed assets (Note 1)				(0)		0	—		—			—
Reversal of reserve for reduction of fixed assets				(8)		8	—		—			—
Reserve for reduction of fixed assets				12		(12)	—		—			—
General reserve (Note 1)					14,000	(14,000)	—		—			—
Net income						42,803	42,803		42,803			42,803
Disposal of treasury stock						(94)	(94)	887	793			793
Acquisition of treasury stock								(11,194)	(11,194)			(11,194)
Changes of items other than owner's equity during period (Net)										(453)	294	(158)
Changes in items during period (Total)	—	—	—	3	14,000	(1,208)	12,795	(10,306)	2,488	(453)	294	2,329
Balance as of Mar. 31, 2007	44,985	55,222	7,899	126	337,880	44,026	389,932	(42,219)	447,921	19,325	294	467,541

Note 1: Approved by the Board of directors' meeting in May, 2006.
Note 2: Approved by the Board of directors' meeting in October, 2006.

(April 1, 2007 to March 31, 2008)

(Unit : Millions of Yen)

	Owners' equity										
	Common stock	Capital surplus			Retained earnings (RE)					Treasury stock	Owner's equity Total
		Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Other Retained earnings			Retained earnings Total		
						Reserve for reduction of fixed assets	General reserve	Unappropriated retained earnings			
Balance as of March 31,2007	44,985	55,222	—	55,222	7,899	126	337,880	44,026	389,932	(42,219)	447,921
Changes in items during the period											
Reversal of reserve for reduction of fixed assets						(0)		0	—		—
Dividends								(36,938)	(36,938)		(36,938)
Net income								45,982	45,982		45,982
Disposal of treasury stock			1,743	1,743						2,798	4,542
Acquisition of treasury stock										(273)	(273)
Changes in items other than owner's equity during period (Net)											
Changes in items during period (Total)	—	—	1,743	1,743	—	(0)	—	9,043	9,043	2,525	13,312
Balance as of Mar. 31, 2008	44,985	55,222	1,743	56,966	7,899	126	337,880	53,070	398,976	(39,694)	461,233

	Net unrealized gain (loss) and translation adjustments	Stock acquisition rights	Equity (Total)
	Net unrealized gain (loss) on available-for-sales -securities		
Balance as of March 31,2007	19,325	294	467,541
Changes in items during the period			
Reversal of reserve for reduction of fixed assets			—
Dividends			(36,938)
Net income			45,982
Disposal of treasury stock			4,542
Acquisition of treasury stock			(273)
Changes of items other than owner's equity during the period (Net)	(9,757)	261	(9,495)
Changes in items during period (Total)	(9,757)	261	3,817
Balance as of March 31, 2008	9,568	556	471,358

4) NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

Account Title	Note	April 1, 2006 - March 31, 2007 (Millions of Yen)	April 1, 2007 - March 31, 2008 (Millions of Yen)	Increase/ (Decrease) (Millions of Yen)
I. Operating activities				
1. Income before income taxes		66,374	70,128	
2. Depreciation and amortization		17,916	17,767	
3. Loss on impairment of long-lived assets		81	49	
4. Increase (decrease) in allowance for doubtful accounts		(4)	20	
5. Interest income, interest on securities, and dividend income		(1,496)	(1,879)	
6. Interest expenses		65	808	
7. Loss on sales and disposal of fixed assets		770	940	
8. Gain on sales of securities		(1,651)	(2,202)	
9. Loss on devaluation of securities		12	1,251	
10. Increase (decrease) in notes and accounts receivable-trade		(9,670)	245	
11. Increase in inventories		(4,579)	(2,914)	
12. Increase (decrease) in notes and accounts payable-trade		723	(838)	
13. Increase (decrease) in other current liabilities		4,294	(1,578)	
14. Decrease in liability for retirement benefit		(3,783)	(7,899)	
15. Other		(6,374)	(2,968)	
Sub-total		62,677	70,929	
16. Interest and dividends received		1,507	1,443	
17. Interest paid		(65)	(808)	
18. Income tax paid		(33,520)	(34,905)	
Net cash provided by operating activities		30,598	36,658	6,060
II. Investing activities				
1. Proceeds from sales and maturities of short-term investments		8,795	5,000	
2. Purchases of property, plant and equipment		(11,419)	(16,630)	
3. Proceeds from sales of property, plant and equipment		1,249	40	
4. Purchases of intangible assets		(4,067)	(10,486)	
5. Purchases of investment securities		(19,695)	(3,667)	
6. Proceeds from sales and redemptions of investments		7,340	9,357	
7. Investments in subsidiaries and associated companies		(19,627)	(340,960)	
8. Payment for acquisition of business		(6,276)	—	
9. Loans to subsidiaries-receivable		—	(74,222)	
10. Other		(549)	239	
Net cash used in investing activities		(44,250)	(431,331)	(387,080)
III. Financing activities				
1. Increase of short-term borrowings-net		—	362,814	
2. Proceeds from long-term borrowings		—	50,000	
3. Purchase of treasury stock		(11,060)	—	
4. Dividends paid		(29,913)	(36,938)	
5. Other		658	(49)	
Net cash provided by (used in) financing activities		(40,314)	375,825	416,140
IV. Foreign currency translation adjustments on cash and cash equivalents		0	(0)	(0)
V. Net decrease in cash and cash equivalents		(53,966)	(18,847)	35,119
VI. Cash and cash equivalents at beginning of period		100,507	46,540	(53,966)
VII. Cash and cash equivalents at end of period		46,540	27,693	(18,847)

SIGNIFICANT BASIC ITEMS FOR NON-CONSOLIDATED FINANCIAL STATEMENTS

April 1, 2006 - March 31, 2007	April 1, 2007 - March 31, 2008
1. Measurement and Cost Formula for Marketable and Investment Securities: (1) Held-to-Maturity securities: Stated at amortized cost (straight line method) (2) Investment in Subsidiaries and Associated Companies: Stated at cost determined by the moving-average method. (3) Available-for-Sale Securities: Marketable securities: Stated at fair market value on the balance sheet date of the period with unrealized gain or loss, net of applicable taxes, reported in a separate component of equity. The cost of securities sold is determined by the moving-average method. Non-marketable securities: Stated at cost determined by moving-average method.	1. Measurement and Cost Formula for Marketable and Investment Securities: (1) Held-to-Maturity securities: Same as the left (2) Investment in Subsidiaries and Associated Companies: Same as the left (3) Available-for-Sale Securities: Marketable Securities: Same as the left Non-marketable securities: Same as the left
2. Derivatives: Stated at fair market value.	2. Derivatives: Same as the left
3. Inventories: Merchandise, finished goods, semi-finished goods, work-in-process, raw materials, and supplies are stated at cost determined by the average method.	3. Inventories: Same as the left.
4. Depreciation of Depreciable Assets: (1) Property, plant and equipment: Depreciation of property, plant and equipment is computed by the straight-line method. Estimated useful lives of the assets are as follows: Buildings 15 to 50 years Machinery and Equipment 6 to 7 years	4. Depreciation of Depreciable Assets: (1) Property, plant and equipment: Same as the left.
(2) Intangible assets: Intangible assets are stated at cost less accumulated amortization, which is computed by the straight-line method. Software for internal use Mainly 5 years Sales rights 5 to10 years	(2) Intangible assets: Intangible assets are stated at cost less accumulated amortization, which is computed by the straight-line method. Software for internal use 5 years Sales rights 5 to10 years
5. Accounting for Allowances and Reserves: (1) Allowance for doubtful receivables/accounts: To prepare for potential loss of notes and accounts receivable, loans receivable and others, allowance for doubtful receivables/accounts is provided. As for the general receivables/accounts, allowances are calculated based on the past credit loss experience. As for the specific receivables/accounts, allowances were calculated based on the specific probability of uncollectibility.	5. Accounting for Allowances and Reserves: (1) Allowance for doubtful receivables/accounts: Same as the left

April 1, 2006 - March 31, 2007	April 1, 2007 - March 31, 2008
(2) Reserve for sales returns: To prepare for possible sales return loss incurred after the balance sheet date, the reserve is provided by multiplying the amount of accounts receivable-trade at the balance sheet date by the average return ratio of goods sold over the previous two fiscal years and the profit ratio of the period.	(2) Reserve for sales returns: Same as the left
(3) Reserve for disposal of goods returns: To prepare for the possible loss on disposal of goods returns after the balance sheet date, the reserve is provided by multiplying the amount of accounts receivable-trade at the balance sheet date by the average returns ratio of goods sold and the average disposal ratio of goods returned over the previous two fiscal years.	(3) Reserve for disposal of goods returns: Same as the left
(4) Liability for retirement benefits: To cover retirement benefits of employees, the Company provides for liability for retirement benefits at an amount to be prepared as of the balance sheet date, which is derived from the projected benefit obligations and estimated plan assets at the balance sheet date. The unrecognized prior service cost is being amortized over five years and recognized as operating expenses in the statements of operation. The unrecognized actuarial loss is being amortized over five years by the straight-line method and amortization of the unrecognized actuarial loss is recognized as operating expenses in the statements of operation starting from the period succeeding the period during which gain/ loss occurred.	(4) Liability for retirement benefits: Same as the left
(5) Retirement allowances for directors: The Company provides a reserve for retirement benefits for directors, executive officers and corporate auditors in required amounts calculated based on each company's rule.	(5) Retirement allowances for directors: Same as the left
6. Translation of Assets and Liabilities denominated in Foreign Currencies: Monetary receivables and payables denominated in foreign currencies are translated into yen at the current exchange rates as of the balance sheet date. The foreign exchange gain and loss from translation are recognized in the statements of operation.	6. Translation of Assets and Liabilities denominated in Foreign Currencies: Same as the left
7. Accounting for Lease Transactions: Finance lease transactions accounted for in accordance with the same accounting treatment of operating lease unless the ownership is transferred to the lessee.	7. Accounting for Lease Transactions: Same as the left

April 1, 2006 - March 31, 2007	April 1, 2007 - March 31, 2008
8. Hedge accounting: (1) Hedge method: Derivatives used for hedging purposes are measured at fair market value and unrealized gain or loss on derivatives is deferred until maturity of the hedged transactions. If the forward contracts qualify for hedge accounting, trade receivables and payables denominated in foreign currencies are translated into yen at the contracted rates.	8. Hedge accounting: (1) Hedge method: Same as the left
(2) Hedging instruments and hedged items: (a) Hedging instruments: Foreign currency forward contracts (b) Hedged items: Trade receivables and payables including committed transactions denominated in foreign currencies	(2) Hedging instruments and hedged items: (a) Hedging instruments: Foreign currency forward contracts (b) Hedged items: Loans receivables, trade receivables and trade payables including committed transactions denominated in foreign currencies
(3) Hedging policy: The Company uses hedged transactions, in the ordinary course of business, to reduce the exposure to fluctuations in foreign currency exchange rate. Hedged transactions used by the Company have been made in accordance with internal policies.	(3) Hedging policy: Same as the left
(4)Method for assessment of effectiveness of hedging: Foreign currency forward contracts assigned to the associated receivables and payables have the same terms and denominations as the corresponding receivables and payables and the contract amounts will not exceed those of the corresponding assets and liabilities. As a result, high correlation and effectiveness between the hedging instruments and the hedged items are maintained against fluctuations in foreign exchange rate so that assessment of effectiveness has not been performed.	(4)Method for assessment of effectiveness of hedging: Same as the left
9. Accounting treatment for Consumption Taxes: Consumption taxes and local consumption taxes are excluded from revenues and expenses.	9. Accounting treatment for consumption taxes: Same as the left

CHANGES IN ACCOUNTING PRINCIPLES

April 1, 2006 - March 31, 2007	April 1, 2007 - March 31, 2008
(Presentation of Equity) On December 9, 2005, the Accounting Standards Board of Japan (the "ASBJ") published a new accounting standard (the ASBJ Statement No.5) and related guidance (the ASBJ Guidance No.8) for presentation of equity. The new standard and related guidance, issued on December 9, 2005, are applied from April 1, 2006. The shareholders' equity amounted to ¥467,246 million based on the former regulation. The Equity at the balance sheet date is presented in accordance with the modification of the Regulations Concerning Consolidated Financial Statements.	――――――――
(Standard for stock option) On December 27, 2005, the ASBJ issued "Accounting Standard for Stock Options" (the ASBJ Statement No.8), and related guidance (the ASBJ Guidance No.11). The new standard and guidance are applicable to stock options newly granted on and after May 31, 2006. Due to the adoption of the new standards, the amount of operating income, ordinary income and income before income taxes and decreased by 294 million.	――――――――

CHANGES IN REPRESENTATION OF NON-CONSOLIDATED FINANCIAL STATEMENTS

April 1, 2006 - March 31, 2007	April 1, 2007 - March 31, 2008
(Non-consolidated Statements of operation) 1. As the amount of "Rent income," separately presented as an independent account in the previous period, was ¥134 million in this period. Since it was less than or equal to 10% of total non-operating income, it was included in "Other non-operating income." 2. As the amount of "Costs of rent income," separately presented as an independent account in the previous period, was ¥22 million in this period. Since it was less than or equal to 10% of total non-operating income, it was included in "Other non-operating expenses." 3. As the amount of "Gain on sales of investment securities," separately presented as an independent account in the previous period, was ¥4 million in this period. Since it was exceeded 10% of total special gain, it was included in "Other special gain." 4. As the amount of "Provision for doubtful accounts," separately presented as an independent account in the previous period, was ¥21 million in this	(Non-consolidated Statements of operation) 1. As the amount of "Depreciation," separately presented as an independent account in the previous period, was ¥72 million in this period. Since it was less than or equal to 10% of total non-operating expenses, it was included in "Other non-operating expenses." 2. As the amount of "Reversal of provision for doubtful accounts," separately presented as an independent account in the previous period, was ¥31 million in this period. Since it was less than or equal to 10% of total special gain, it was included in "Other special gain."

period. Since it was less than or equal to 10% of total special loss, it was included in "Other special loss." (Non-Consolidated Statements of Cash Flows) Although the cash flows related to retirement benefits were included in "Retirement benefit costs" and "Others" in the component of operating cash flows in the previous period, they are represented as Increase (Decrease) in liability for retirement benefits in the current period. The amount of "Increase in liability for retirement benefits" in the operating cash flows in the previous period was ¥3,147 million.	――――――

NOTES TO NON-CONSOLIDATED BALANCE SHEET

March 31, 2007

*1. Notes related to subsidiaries and associated companies:

Major assets and liabilities with subsidiaries and associated companies other than accounts presented separately are as follows:

Notes receivable-trade	¥47 mil.
Accounts receivable-trade	¥24,754 mil.
Short-term loans receivable	¥5,548 mil.
Other current assets	¥6,847 mil.
Accounts payable-other	¥6,688 mil.
Deposits received	¥7,412 mil.

2. Contingent liabilities:

The Company cosigns the following liabilities:

Warrantee	Item	Yen (mil.)
Employees	Housing Loans	110
Eisai Machinery GmbH	Advance received and others from customers	90 [574 thousand Euro]
Eisai Europe Ltd.	Accounts payable related land purchase, construction costs and others	264 [1,142 thousand Pound]

Notes: Among the above guarantee liabilities, those denominated in foreign currencies are translated into yen, using the exchange rate at the balance sheet date.

*3. The notes at maturity are regarded as settled on the clearance date.

Since the balance sheet date was a bank holiday, the notes at maturity on the balance sheet date was included into the balance of the related account as follows,

Notes receivable-trade	¥16 mil.

March 31, 2008

*1. Notes related to subsidiaries and associated companies:

Major assets and liabilities with subsidiaries and associated companies other than accounts presented separately are as follows:

Notes receivable-trade	¥38 mil.
Accounts receivable-trade	¥26,414 mil.
Short-term loans receivable	¥79,374mil.
Other current assets	¥10,775 mil.
Accounts payable-other	¥4,855 mil.
Deposits received	¥8,024 mil.

2. Contingent liabilities:

The Company cosigns the following liabilities:

Warrantee	Item	Yen (mil.)
Eisai Machinery GmbH	Advance received and others from customers	103 [654 thousand Euro]

Notes: Among the above guarantee liabilities, those denominated in foreign currencies are translated into yen, using the exchange rate at the balance sheet date.

*3. ―――――――――――――――

NOTES TO NON-CONSOLIDATED STATEMENTS OF OPERATION

April 1, 2006 - March 31, 2007

*1. Total research and development expenses included in general and administrative expenses and manufacturing costs for the period were ¥106,378 million. The research and development cost includes the following:

Retirement benefit costs	¥16 mil.
Depreciation expenses	¥5,509 mil.

*2. Principal intercompany transaction:

Sales	¥85,310 mil.

*3. Principal gain on sales of fixed assets:

Land	¥199 mil.

*4. Principal loss on disposal of fixed assets:

Buildings	¥290 mil.
Machinery and Equipment	¥113 mil.
Tools, furniture and fixtures	¥101 mil.
Software	¥352 mil.

*5. Loss on impairment of long-lived assets

The company classifies its business property to be held and used for business operations into asset groups on the basis of business segments whose profitability are consistently monitoring. In addition, leased assets, idle assets and sales rights are grouped individually. For the period, the Company booked an impairment loss on the following asset groups.

Function	Asset Type	Location
Idle assets	Investments and other assets (Other)	Echizen-machi Fukui and others
	Machinery and Equipment	Misato-machi Saitama Kakamigahara-shi Gifu

As the Idle assets significantly decreased in market value, a loss on impairment has been recognized by write-down of the book value to a recoverable amount as well.

The total loss on impairment of long-lived assets for the period amounted to ¥81 million. The contents of impairment are Investments and other assets (Other) of ¥42 million, Machinery and equipment of ¥33 million, Tools, furniture, and fixtures of ¥3 million. The recoverable amount of asset group is measured by net realized value. Net realizable value is based on reasonable estimates, either real estates appraised value by a third-party and others or the assessed value of property for tax purposes.

April 1, 2007 - March 31, 2008

*1. Total research and development expenses included in general and administrative expenses and manufacturing costs for the period were ¥133,989 million. The research and development cost includes the following:

Retirement benefit costs	(¥644 mil.)
Depreciation expenses	¥5,863 mil.

*2. Principal intercompany transaction:

Sales	¥103,576 mil.
Interest income	¥535 mil.

*3. Principal gain on sales of fixed assets:

Machinery and Equipment	¥6 mil.

*4. Principal loss on disposal of fixed assets:

Buildings	¥593 mil.
Machinery and Equipment	¥226 mil.
Tools, furniture and fixtures	¥105 mil.

*5. Loss on impairment of long-lived assets

The company classifies its business property to be held and used for business operations into asset groups on the basis of business segments whose profitability are consistently monitoring. In addition, leased assets, idle assets and sales rights are grouped individually. For the period, the Company booked an impairment loss on the following asset groups.

Function	Asset Type	Location
Idle assets	Intangible assets (Software)	Bunkyo-ku, Tokyo
	Machinery and Equipment	Misato-machi Saitama and others

As the Idle assets significantly decreased in market value, a loss on impairment has been recognized by write-down of the book value to a recoverable amount as well.

The total loss on impairment of long-lived assets for the period amounted to ¥49 million. The contents of impairment are Intangible assets (Other) of ¥48 million, Machinery and equipment of ¥1 million. The recoverable amount of asset group is measured by net realized value. Net realizable value is based on reasonable estimates.

NOTES TO THE STATEMENTS OF CHANGES IN EQUITY

April 1, 2006 - March 31, 2007

Types and numbers stock issued and treasury stock

(thousand of shares)

Type of stock	Common stock
Number of shares at the end of the previous period	10,692
Increase	2,023
Decrease	277
Number of shares at the end of the period	12,437

(Note 1) The increase in treasury stock (common stock) is composed of the purchase of 2,000 thousand shares of treasury stock, which was resolved by the Board of Directors held on July 31, 2006, and the purchase of 23 thousand of fractional shares.

(Note 2) The decrease of the treasury stock was caused by exercises of stock options.

April 1, 2007 - March 31, 2008

Types and numbers stock issued and treasury stock

(thousand of shares)

Type of stock	Common stock
Number of shares at the end of the previous period	12,437
Increase	51
Decrease	824
Number of shares at the end of the period	11,665

(Note 1) The increase in treasury stock (common stock) is composed of the purchase of 33 thousand shares of Sanko Junyaku Co., Ltd. from the opposite shareholders against the whole acquisition by the Company, which is required by Corporation Law, and the purchase of 18 thousand of fractional shares.

(Note 2) The decrease of the treasury stock was caused by exercises of stock options of 69 thousand shares and share exchange of 754 thousand shares associated with the whole acquisition of Sanko Junyaku Co., Ltd.

5) LEASE TRANSACTIONS

April 1, 2006 - March 31, 2007

1. Finance leases other than those that deem to transfer ownership of the leased property to the lessee

(1) Acquisition cost, accumulated depreciation, accumulated loss on impairment of long-lived assets, net leased property:

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net leased property
Vehicles and delivery equipment	68	29	38
Tools, furniture and fixtures	2,914	1,361	1,552
Software	47	39	7
Total	3,030	1,431	1,599

(2) Obligation under financial leases and other:

Due within one year	¥885 mil.
Due over one year	¥751 mil.
Total	¥1,636 mil.

(3) Actual lease payments, reversal of impairment of leased property, depreciation, interest expense under finance leases, and losses on leased property:

Actual lease payments	¥938 mil.
Depreciation	¥885 mil.
Interest expenses under finance lease	¥65 mil.

(4) Depreciation method

Leased assets are depreciated over the lease term by straight-line method with no salvage value.

(5) Interest expenses of the leased properties:

Interest expense for leased properties is allocated every fiscal year by using the interest method based on the differences between the total lease payments and the respective acquisition costs of the assets which are considered to be interest -bearing.

2. Operating Leases:

(Loss on impairment of long-lived assets)

None

April 1, 2007 - March 31, 2008

1. Finance leases other than those that deem to transfer ownership of the leased property to the lessee

(1) Acquisition cost, accumulated depreciation, accumulated loss on impairment of long-lived assets, net leased property:

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net leased property
Vehicles and delivery equipment	72	43	28
Tools, furniture and fixtures	2,534	890	1,643
Software	45	14	30
Total	2,652	948	1,703

(2) Obligation under financial leases and other:

Due within one year	¥635 mil.
Due over one year	¥1,089 mil.
Total	¥1,725 mil.

(3) Actual lease payments, reversal of impairment of leased property, depreciation, interest expense under finance leases, and losses on leased property:

Actual lease payments	¥1,005 mil.
Depreciation	¥958 mil.
Interest expenses under finance lease	¥40 mil.

(4) Depreciation method

Same as the left

(5) Interest expenses of the leased properties:

Same as the left

2. Operating Leases:

(Loss on impairment of long-lived assets)

Same as the left

6) SECURITIES

Market value of investment in subsidiaries and associated companies

(March 31, 2007) (Millions of Yen)

Type	Carrying amount	Market value	Difference
Subsidiary (Sanko Junyaku Co., Ltd.)	4,279	2,950	(1,329)

(March 31, 2008) (Millions of Yen)

Type	Carrying amount	Market value	Difference
Subsidiary (Sanko Junyaku Co., Ltd.)	-	-	-

7) INCOME TAXES

April 1, 2006 - March 31, 2007

1. Description of main items by which deferred tax assets and liabilities were calculated.

(1) Current assets:

Deferred tax assets	(Millions of Yen)
Entrusted R&D expenses	¥12,830
Accrued bonuses	3,436
Other	3,237
Sub-total	¥19,505
Less valuation allowance	(2,854)
Total deferred tax assets	¥16,650

(2) Non-current assets: (Millions of Yen)

Deferred tax assets	
Liability for retirement benefits	¥20,898
Entrusted R&D expenses	15,003
Deferred assets for income tax purpose	4,565
Other	6,039
Sub-total	¥46,507
Less valuation allowance	(4,048)
Total deferred tax assets	¥42,458
Deferred tax liabilities	
Net unrealized gain on available-for-sale securities	(¥13,410)
Retained earnings for reduction of fixed assets costs	(87)
Total deferred tax liabilities	(13,498)
Net deferred tax assets	¥28,960

2. Reconciliation between the effective income tax rate and the statutory tax rate:

	(%)
Statutory tax rate	41.0
(Reconciliation)	
Expenses not permanently deductible for income tax purposes, such as entertainment expense	2.2
Income not permanently taxable for income tax purposes, such as dividend income	(0.4)
Tax credit for experiment and research expenses	(7.4)
Valuation allowance	0.8
Other	(0.7)
Effective income tax rate	35.5

April 1, 2007 - March 31, 2008

1. Description of main items by which deferred tax assets and liabilities were calculated.

(1) Current assets:

Deferred tax assets	(Millions of Yen)
Entrusted R&D expenses	¥15,602
Accrued bonuses	3,488
Other	3,631
Sub-total	¥22,722
Less valuation allowance	(3,325)
Total deferred tax assets	¥19,397

(2) Non-current assets: (Millions of Yen)

Deferred tax assets	
Liability for retirement benefits	¥24,975
Entrusted R&D expenses	17,724
Other	10,594
Sub-total	¥53,294
Less valuation allowance	(3,907)
Total deferred tax assets	¥49,386
Deferred tax liabilities	
Net unrealized gain on available-for-sale securities	(¥6,649)
Retained earnings for reduction of fixed assets costs	(87)
Total deferred tax liabilities	(6,737)
Net deferred tax assets	¥42,649

2. Reconciliation between the effective income tax rate and the statutory tax rate:

	(%)
Statutory tax rate	41.0
(Reconciliation)	
Expenses not permanently deductible for income tax purposes, such as entertainment expense	2.2
Income not permanently taxable for income tax purposes, such as dividend income	(0.3)
Tax credit for experiment and research expenses	(7.6)
Valuation allowance	0.5
Other	(1.4)
Effective income tax rate	34.4

8) PER SHARE INFORMATION

April 1, 2006 - March 31, 2007		April 1, 2007 - March 31, 2008	
Book value per share	¥1,644.49	Book value per share	¥1,652.51
Earnings per share	¥ 150.23	Earnings per share	¥ 161.63
Diluted earnings per share	¥ 150.01	Diluted earnings per share	¥ 161.49

Note: The basis of the calculation of basic earnings per share and diluted earning per share are as follows:

	April 1, 2006 - March 31, 2007	April 1, 2007 - March 31, 2008
Basic earnings per share		
(1) Net income (mil. yen)	42,803	45,982
(2) Amount not attributed to common stockholders (mil. yen)	–	–
(3) Net income on common shares (mil. yen)	42,803	45,982
(4) Average number of common shares outstanding (thousand shares)	284,911	284,487
Diluted earnings per share		
Increased number of common shares (thousand shares)	431	255
[Subscription rights] (thousand shares)	[100]	[52]
[Stock option] (thousand shares)	[331]	[203]
Dilutive securities with no dilutive effects, which were not included in fully diluted earnings per share.	————	264 thousand of stock options approved by the General Meeting of Shareholders and Directors Meeting on July 22, 2007.

9) SUBSEQUENT EVENTS

No important subsequent events occurred between the balance sheet date and the reporting date.

10) NON-CONSOLIDATED STATEMENTS OF INCOME (for reference)
(1) Fourth Quarter of FY2007 (three months ended on March 31, 2008)

Account Title	January 1, 2007 - March 31, 2007 (Millions of Yen)		(%)	January 1, 2008 - March 31, 2008 (Millions of Yen)		(%)	Increase/ (Decrease) (Millions of Yen)
I. Net sales		86,601	100.0		86,431	100.0	(169)
II. Cost of sales		18,887	21.8		16,389	19.0	(2,497)
Gross profit		67,713	78.2		70,041	81.0	2,327
Provision for sales returns-net		(16)	(0.0)		(36)	(0.1)	(20)
Gross profit		67,730	78.2		70,078	81.1	2,348
III. Selling, general and administrative expenses							
1. Research and development expenses	28,846		[33.3]	37,462		[43.3]	
2. Selling, general and administrative expenses	26,085	54,931	63.4	25,712	63,174	73.1	8,242
Operating income (loss)		12,798	14.8		6,903	8.0	(5,894)
IV. Non-operating income		241	0.3		787	0.9	545
V. Non-operating expenses		414	0.5		3,228	3.7	2,813
Ordinary income (loss)		12,625	14.6		4,462	5.2	(8,163)
VI. Special gain		1,487	1.7		19	0.0	(1,467)
VII. Special loss		994	1.2		1,729	2.0	734
Income before income taxes		13,118	15.1		2,753	3.2	(10,364)
Income taxes-current	8,306			5,136			
Income taxes-deferred	(3,508)	4,797	5.5	(4,087)	1,048	1.2	(3,748)
Net income		8,320	9.6		1,705	2.0	(6,615)

(2) NON-CONSOLIDATED STATEMENTS OF CASH FLOWS
Fourth Quarter of FY2007 (three months ended on March 31, 2008)

	Jan. 1, 2007- Mar. 31, 2007	Jan. 1, 2008- Mar. 31, 2008	Increase/ (Decrease)
Account Title	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)
I. Operating activities			
1. Income before income taxes	13,118	2,753	
2. Depreciation and amortization	4,808	4,719	
3. Loss on impairment of long-lived assets	42	48	
4. Increase (deacrease) in allowance for doubtful accounts	(4)	35	
5. Interest and dividend income	(160)	(560)	
6. Interest expenses	20	680	
7. Loss on sales and disposal of fixed assets	288	616	
8. Gain on sales of short-term investment and investment securiti	(1,467)	-	
9. Loss on devaluation of securities	-	1,008	
10. Decrease in notes and accounts receivable-trade	3,536	17,394	
11. Increase in inventories	(2,776)	(1,581)	
12. Increase in notes and accounts payable-trade	1,881	966	
13. Increase in other current liabilities	7,139	1,478	
14. Dearease in reserve for retirement benefit	(1,646)	(2,983)	
15. Other	(2,550)	(2,747)	
Sub-total	22,231	21,829	
16. Interest and dividends received	242	214	
17. Interest paid	(20)	(680)	
18. Income tax paid	(105)	(584)	
Net cash provided by operating activities	22,347	20,778	(1,568)
II. Investing activities			
1. Proceeds from sales and maturities of short-term investments	3,295	1,000	
2. Purchases of property, plant and equipment	(2,953)	(5,997)	
3. Proceeds from sales of property, plant and equipment	5	20	
4. Purchases of intangible assets	(1,542)	(1,955)	
5. Purchases of investment securities	(3,327)	(1,860)	
6. Proceeds from sales and redemptions of investment securities	5,517	12	
7. Investments in subsidiaries and associated companies	(11,635)	(328,169)	
8. Loans to subsidiaries-receivable	-	(74,222)	
9. Other-net	797	613	
Net cash used in investing activities	(9,842)	(410,559)	(400,717)
III. Financing activities			
1. Increase of short-term borrowings	-	342,814	
2. Proceeds from long-term borrowings	-	50,000	
3. Other-net	231	56	
Net cash provided by financing activities	231	392,870	392,639
IV. Foreign currency translation adjustments on cash and cash equivalents	(0)	(0)	(0)
V. Net increase in cash and cash equivalents	12,736	3,088	(9,647)
VI. Cash and cash equivalents at beginning of period	33,804	24,604	(9,199)
VII. Cash and cash equivalents at end of period	46,540	27,693	(18,847)

6. Others

1) PROPOSED CHANGES OF CORPORATE OFFICERS (effective as of June 20, 2008)

1) Change of Representative Officer

Candidate for New Representative Officer

Nobuo Deguchi	currently Executive Vice President, Internal Control, Compliance, Intellectual Property and concurrently Director of Corporate Internal Control Department

2) Change of Corporate Officers

(1) Candidates for New Board Members

Hiroyuki Mitsui	currently Vice President, General Affairs, Environment and Safety Affairs, Information System and concurrently Director of Corporate Information Systems Planning Department, to be appointed as Board Member
Satoru Anzaki	currently Advisor, Komatsu, Ltd.
Junji Miyahara	currently Comprehensive Science and Technology Management Research Professor, Graduate School of Specialized Studies, Tokyo University of Science
Kimitoshi Yabuki	currently Yabuki Law Office

(2) Expected Resignation of Board Members

Shintaro Kataoka	currently Board Member, to be appointed as Advisor
Tadashi Kurachi	currently Outside Board Member and Chair
Ikujiro Nonaka	currently Outside Board Member
Tadahiro Yoshida	currently Outside Board Member

(3) Candidates for New Executive Officers

Lonnel Coats	currently President & COO, Eisai Corporation of North America
Folker Kindl	currently President & COO, Eisai Europe Limited
Kazuo Hirai	currently Director of Corporate Management Planning Department

(4) Expected Promotion of Executive Officers

Norio Kano	currently Vice President, Director of Corporate Regulatory Compliance, Quality Assurance Headquarters, to be appointed as Senior Vice President
Hisashi Tanaka	currently Vice President, Director of Clinical Research Center, to be appointed as Senior Vice President

(5) Expected Resignation of Executive Officers

Hiroyuki Mitsui	To be appointed as Board Member

3) List of Board Members

Haruo Naito	currently Director, President and Chief Executive Officer (CEO), to be appointed as Director, President and CEO
Tadashi Temmyo	currently Board Member, to be appointed as Board Member
Tetsushi Ogawa	currently Board Member, to be appointed as Board Member
Hiroyuki Mitsui	currently Vice President, General Affairs, Environment and Safety Affairs, Information System, to be appointed as Board Member
Yoshiyuki Kishimoto	currently Outside Board Member and Director of Strategy, Booz Allen Hamilton Inc., to be appointed as Outside Board Member
Ko-Yung Tung	currently Outside Board Member and Senior Counselor, Morrison & Foster LLP, to be appointed as Outside Board Member
Shinji Hatta	currently Outside Board Member and Professor, Graduate School of Professional Accountancy, Aoyama Gakuin University, to be appointed as Outside Board Member
Norihiko Tanikawa	currently Outside Board Member and President and Representative Director, NSK-Chugai Ltd., to be appointed as Outside Board Member
Satoru Anzaki	currently Advisor, Komatsu, Ltd., to be appointed as Outside Board Member

Junji Miyahara	currently Comprehensive Science and Technology Management Research Professor, Graduate School of Specialized Studies, Tokyo University of Science, to be appointed as Outside Board Member
Kimitoshi Yabuki	currently Yabuki Law Office, to be appointed as Outside Board Member

Note: Yoshiyuki Kishimoto, Ko-Yung Tung, Shinji Hatta, Norihiko Tanikawa, Satoru Anzaki, Junji Miyahara and Kimitoshi Yabuki are candidates who meet the requirements of an Outside Director set forth in Item 15 of Article 2 of the Company Law of Japan.

4) List of Executive Officers

Haruo Naito	currently Representative Executive Officer and President and Chief Executive Officer (CEO), to be appointed as Representative Executive Officer and President and CEO
Soichi Matsuno	currently Representative Executive Officer and Deputy President, CEO Office, International Business, to be appointed as Representative Executive Officer and Deputy President
Hideaki Matsui	currently Representative Executive Officer and Executive Vice President and concurrently CEO Office, Administration and CFO, to be appointed as Representative Executive Officer and Executive Vice President
Makoto Shiina	currently Representative Executive Officer and Executive Vice President, CEO Office, Strategy, to be appointed as Representative Executive Officer and Executive Vice President
Nobuo Deguchi	currently Executive Vice President, Internal Control, Compliance, Intellectual Property, and concurrently Director of Corporate Internal Control Department, to be appointed as Representative Executive Officer and Executive Vice President
Kentaro Yoshimatsu	currently Senior Vice President, CEO Office, Research and Development and concurrently President of Eisai R&D Management Co. Ltd., to be appointed as Senior Vice President

Kenji Toda	currently Senior Vice President, Government Relations, to be appointed as Senior Vice President
Hideshi Honda	currently Senior Vice President, Japan Business Headquarters, to be appointed as Senior Vice President
Hajime Shimizu	currently Senior Vice President, Pharmaceutical Business, U.S. and concurrently Chairman & CEO, Eisai Corporation of North America and Chairman & CEO, Eisai Inc. to be appointed as Senior Vice President
Hideki Hayashi	currently Senior Vice President, Business Development and concurrently Director of Business Development, to be appointed as Senior Vice President
Norio Kano	currently Vice President, Director of Corporate Regulatory Compliance, Quality Assurance Headquarters, to be appointed as Senior Vice President
Hisashi Tanaka	currently Vice President, Director of Clinical Research Center, to be appointed as Senior Vice President
Yukio Akada	currently Vice President, Pharmaceutical Business, China and concurrently Chairman and President, Eisai China Inc., to be appointed as Vice President
Yutaka Tsuchiya	currently Vice President, Pharmaceutical Business, Europe and concurrently Chairman of Eisai Europe Limited, to be appointed as Vice President
Noboru Naoe	currently Vice President, Director of Prescription Drug Supervision Department, to be appointed as Vice President
Yasushi Okada	currently Vice President, Director of Asia, Oceania and Middle East Business and concurrently Managing Director of Eisai Asia Regional Services, to be appointed as Vice President
Seiichi Kobayashi	currently Vice President, Director of Discovery and Development Research Headquarters of Japan, to be appointed as Vice President
Akira Fujiyoshi	currently Vice President, Corporate

	Communications, Investors Relations and concurrently Director of Corporate Communications Department, to be appointed as Vice President
Kiyoshi Hasegawa	currently Vice President, Director of Consumer Health Product Division, to be appointed as Vice President
Masanori Tsuno	currently Vice President, Global Clinical Research, to be appointed as Vice President
Takafumi Asano	currently Vice President, Production and Logistics, Transformation and Concurrently Director of Production & Logistics Headquarters and Director of Planning & Coordination Department, to be appointed as Vice President
Kenta Takahashi	currently Vice President, General Council and Director of Legal Department, to be appointed as Vice President
Edward Stewart Geary	currently Vice President, Deputy Director of Corporate Regulatory Compliance, Quality Assurance Headquarters, to be appointed as Vice President
Lonnel Coats	currently President & COO, Eisai Corporation of North America, to be appointed as Vice President
Folker Kindl	currently President & COO, Eisai Europe Limited, to be appointed as Vice President
Kazuo Hirai	currently Director of Corporate Management Planning Department, to be appointed as Vice President

Note: Haruo Naito, President and CEO (Representative Executive Officer), will serve as Director on the Board.

5) Proposed Candidates of Nomination, Audit and Compensation Committees Members

(1) Nomination Committee

Chair:	Satoru Anzaki
Members:	Ko-Yung Tung
	Junji Miyahara

(2) Audit Committee

Chair:	Shinji Hatta
Members:	Yoshiyuki Kishimoto
	Kimitoshi Yabuki
	Tadashi Temmyo
	Tetsushi Ogawa

(3) Compensation Committee

Chair:	Ko-Yung Tung
Members:	Satoru Anzaki
	Junji Miyahara

(4) Independent Committee of Outside Directors

Chair:	Yoshiyuki Kishimoto
Members:	Ko-Yung Tung
	Shinji Hatta
	Norihiko Tanikawa
	Satoru Anzaki
	Junji Miyahara
	Kimitoshi Yabuki

6) Career of Candidates for New Outside Board Members and New Representative Officer

(1) Career of Candidates for New Outside Board Members

Name: Satoru Anzaki

Date of Birth: March 3, 1937 (age 71)

Career:	Apr. 1968	Joined Komatsu, Limited
	Mar.1985	Director,
	Jun. 1993	Representative Director and President
	Jun. 2001	Director and Chairman
	Jun. 2003	Director and Advisor

	Jun. 2005	Special Advisor
	Mar. 2007	Director, Shoei Co., Ltd. (current)
	Jul. 2007	Advisor, Komatsu, Ltd. (current)

Name: Junji Miyahara

Date of Birth: April 9, 1942 (age 66)

Career:	Apr. 1967	Joined Nippon Glass Co., Ltd.
	Jun.1970	Joined Fuji Photo Film Co., Ltd.
	Jul. 1975	Research Manager, Central R&D Laboratories, Shigara R&D Center, Project Team, and MIyadai Technology Development Center
	Apr. 1996	Department Manager / Responsible for Research, Business Equipment Business Division
	Jun. 1998	Professor, Innovation Research Center, Hitotsubashi University
	Apr. 2001	Director, Innovation Research Center, Hitotsubashi University
	Apr. 2004	Comprehensive Science and Technology Management Research Professor, Graduate School of Specialized Studies, Tokyo University of Science (current)

Name: Kimitoshi Yabuki

Date of Birth: August 22, 1956 (age 51)

Career:	Apr. 1987	Registered as member of the Tokyo Bar Association
	Apr. 1987	Joined Nagashima Ono Law Office (currently Nagashima, Ono & Tsunematsu Marunouchi Chuo Office)
	Sep. 1991	Joined Covington Baring Law Office
	Feb. 1992	Registered as member of New York State Bar Association
	Jun. 1996	Joined Yabuki Law Office (current)
	Jun. 2000	Corporate Auditor, UPS (Japan) Co., Ltd. (current)
	Sep. 2006	Non-standing Lecturer (Economics .Law),

Tokyo University Law School (current)

(2) Career of Candidate for New Representative Officer

Name:	Nobuo Deguchi	
Date of Birth:	October 11, 1947 (age 60)	
Career:	Mar.1970	Join Eisai Co., Ltd.
	Oct. 1999	Director, Corporate Ethics
	Jun. 2001	Corporate Officer
	Jun. 2001	Corporate Ethics, Public Relations, Legal
	Jun. 2003	Corporate Ethics, Legal, Environment
	Jun. 2004	Executive Office
	Jun. 2005	Internal Control, Corporate Ethics, Legal, Intellectual Property
	Jun. 2005	Senior Vice President
	Jun. 2006	Internal Control, Compliance, Legal, Intellectual Property
	Jun. 2007	Executive Vice President (current)
	Jun. 2007	Internal Control, Compliance, Intellectual Property (current)

2) Conversion of Sanko Junyaku Co., Ltd. to Wholly Owned Subsidiary

Sanko Junyaku Co. Ltd. ("Sanko Junyaku") became a wholly-owned subsidiary of Eisai Co., Ltd. ("Eisai") on October 1st, 2007.

As one of Eisai's consolidated subsidiaries, Sanko Junyaku aims to meet the needs of a great variety of patients and their families, as well as the general public, through providing information and products that are closely linked to the diagnosis and treatment of diseases.

The important role of diagnostics in the prevention and control of diseases is well recognized, and its importance will increase far more in the future. Genetic diagnostics, in particular, are expected to play a key role in personalized medicine, which is anticipated to revolutionize medical practice by offering more effective medical treatments from the aspect of the patient's diathesis and drug response (adverse effects/efficacy) using the genomic information.

In light of these circumstances, Eisai decided to make Sanko Junyaku its wholly-owned subsidiary to utilize the Company's total management resources to reinforce its existing diagnostic business as well as new areas, such as the commercialization of the PALSAR (Probe alternation link self-assembly reaction) Method technology for gene signal amplification.

Eisai established the Japan Business Headquarters to implement its integrated business strategy in the four business operations of Eisai Group in Japan consisting of prescription pharmaceuticals, consumer healthcare products, diagnostic pharmaceuticals and generic pharmaceuticals. Based on these four areas, the Company is committed to providing information, services, and products as an organization that delivers value to patients across the full continuum of healthcare, from prevention to disease management to the latest medical treatments. Under this operational framework, Sanko Junyaku takes responsibility for diagnostic agents, which is one of Eisai's core businesses, and aims to satisfy the various needs of patients and their families as well as the general public through providing clinical reagents that are intimately connected with therapeutic products.

<Process of Converting Sanko Junyaku into a Wholly Owned Subsidiary>

April 26, 2007	Eisai Co., Ltd. and Sanko Junyaku enter into share exchange agreement (announced)
June 21, 2007	Share exchange was approved at the ordinary meeting of shareholders of Sanko Junyaku

June 22, 2007	Sanko Junyaku was allocated to the adjustment post of JASDAQ
September 25, 2007	Sanko Junyaku was delisted from JASDAQ
October 1, 2007	Share exchange
November 20, 2007	Delivery of certificates

Financial statements of Sanko Junyaku (consolidated) for the fiscal year ended March 31, 2008 are attached for your reference.

CONSOLIDATED FINANCIAL STATEMENTS of Sanko Junyaku Co., Ltd.

1-1) BALANCE SHEETS (ASSETS)

	March 31, 2007			March 31, 2008		
Account Title	(Thousands of Yen)		(%)	(Thousands of Yen)		(%)
ASSETS						
I. Current assets:						
1. Cash and cash in banks		138,091			220,179	
2. Notes and accounts receivable-trade		1,551,996			1,469,485	
3. Short-term investments		1,284,638			1,267,051	
4. Inventories		1,418,078			1,235,538	
5. Deferred tax assets		171,293			163,415	
6. Deposit paid		2,662,766			3,320,011	
7. Other		94,706			70,831	
Allowance for doubtful receivables		(12,710)			(9,280)	
Total current assets		7,308,861	54.1		7,737,233	58.5
II. Fixed assets:						
1. Property, plant and equipment						
(1) Buildings and structures	987,124			927,201		
(2) Land	247,930			247,930		
(3) Other	610,082	1,845,137	13.7	619,854	1,794,985	13.6
2. Intangible assets		5,173	0.0		4,910	0.0
3. Investments and other assets						
(1) Investment securities	2,097,826			1,917,152		
(2) Deferred tax assets	889,545			506,697		
(3) Long-term deposit in banks	1,300,000			1,200,000		
(4) Other	66,414	4,353,786	32.2	57,433	3,681,283	27.9
Total fixed assets		6,204,096	45.9		5,481,180	41.5
Total assets		13,512,957	100.0		13,218,413	100.0

1-2) BALANCE SHEETS
(LIABILITIES AND EQUITY)

Account Title	March 31, 2007 (Thousands of Yen)	(%)	March 31, 2008 (Thousands of Yen)	(%)
LIABILITIES				
I. Current liabilities:				
1. Accounts payable-trade	331,245		323,019	
2. Short-term borrowings	50,110		–	
3. Income taxes payable	23,229		23,624	
4. Reserve for bonuses	158,817		171,905	
5. Reserve for sales returns	4,400		2,140	
6. Other	335,442		454,049	
Total current liabilities	903,245	6.7	974,739	7.4
II. Long-term liabilities:				
1. Liabilities for retirement benefits	749,587		796,415	
2. Other	268,869		232,828	
Total long-term liabilities	1,018,457	7.5	1,029,244	7.8
Total liabilities	1,921,703	14.2	2,003,983	15.2
Equity				
I. Owners' Equity				
1. Common stock	5,262,480	38.9	5,262,480	39.8
2. Capital surplus	5,383,920	39.8	5,383,920	40.7
3. Retained earnings	840,661	6.2	468,212	3.6
4. Treasury stock	(8,298)	(0.0)	–	–
Total Owners' Equity	11,478,762	84.9	11,114,612	84.1
II. Net unrealized gain and translation adjustment:				
1. Net unrealized gain on available-for-sale securities	70,746	0.6	53,316	0.4
Total net unrealized gain and translation adjustment	70,746	0.6	53,316	0.4
III. Minority Interests	41,745	0.3	46,501	0.3
Total equity	11,591,254	85.8	11,214,430	84.8
Total liabilities and Equity	13,512,957	100.0	13,218,413	100.0

2) STATEMENTS OF INCOME

	April 1, 2006 - March 31, 2007			April 1, 2007 - March 31, 2008		
Account Title	(Thousands of Yen)		(%)	(Thousands of Yen)		(%)
I. Net sales		5,136,625	100.0		5,035,480	100.0
II. Cost of sales		2,169,207	42.2		2,132,361	42.3
Gross profit on sales		2,967,418	57.8		2,903,118	57.7
Reversal of provision for sales returns-net	8,130			4,400		
Provision for sales returns-net	4,400	(3,730)	(0.0)	2,140	(2,260)	(0.0)
Gross profit		2,971,148	57.8		2,905,378	57.7
III. Selling, general and administrative expenses		2,927,525	57.0		2,888,004	57.4
Operating income		43,622	0.8		17,374	0.3
IV. Non-operating income						
1. Interest income	62,076			88,567		
2. Dividend income	1,121			1,395		
3. Other	3,975	67,173	1.3	10,900	100,863	2.0
V. Non-operating expenses						
1. Interest expenses	4,024			3,893		
2. Quality assurance expenses	4,664			—		
3. Foreign exhange gain	3,845			—		
4. Fee for a service for corporate stock affairs	9,000			8,851		
5. Other	1,885	23,419	0.4	1,083	13,828	0.2
Ordinary income		87,376	1.7		104,409	2.1
VI. Special gain						
1. Reversal of provision for doubtful accounts	—			3,430		
2. Gain on sales of fixed assets	57			—		
3. Proceeds from redemptions of securities	20	77	0.0	—	3,430	0.1
VII. Special loss						
1. Loss on disposal of fixed assets	8,527			6,583		
2. Loss on impairment of long-lived assets	15,380			811		
3. Loss on cancellation of an insurance policy for prior period	7,089	30,996	0.6	—	7,394	0.2
Income before income taxes and minority interests		56,457	1.1		100,444	2.0
Income taxes-current	11,181			11,236		
Income taxes-deferred	24,885	36,066	0.7	402,540	413,777	8.2
Minority interests in net income		4,408	0.1		4,756	0.1
Net income (loss)		15,983	0.3		(318,088)	(6.3)

3) STATEMENT OF CASH FLOWS

Account Title	April 1, 2006 - March 31, 2007 (Thousands of Yen)	April 1, 2007 - March 31, 2008 (Thousands of Yen)
I. Operating activities:		
1. Income before income taxes and minority interests	56,457	100,444
2. Depreciation and amortization	312,210	297,635
3. Loss on impairment of long-lived assets	15,380	811
4. Loss on cancellation of an insurance policy for prior year	7,089	—
5. Increase (decrease) in allowance for doubtful accounts	3,280	(3,430)
6. Interest and dividend income	(63,198)	(89,963)
7. Interest expenses	4,024	3,893
8. Loss on disposal of inventories	31,884	32,780
9. Loss on devaluation of inventories	2,615	(94)
10. Gain on sales of fixed assets	(57)	—
11. Loss on disposal of fixed assets	8,527	6,583
12. Increase in liability for retirement benefits	64,570	46,827
13. Decrease in retirement allowance for directors	(17,701)	—
14. Increase (decrease) in liability for bonuses	(9,675)	13,088
15. Decrease in provision for sales returns	(3,730)	(2,260)
16. Loss on redemption of securities	740	—
17. Increase (decrease) in notes and accounts receivable-trade	(35,973)	82,511
18. (Decrease) Increase in inventories	(105,004)	137,300
19. Increase (Decrease) in other current assets	(22,765)	22,528
20. Increase in other investment	(727)	(1,455)
21. Increase (Decrease) in notes and accounts payable-trade	98,992	(8,194)
22. Increase (Decrease) in accrued expenses	2,907	(2,671)
23. Increase (Decrease) in other current liabilities	(3,927)	69,847
24. Other-net	(31,703)	(11,773)
Sub-total	314,214	694,412
25. Interest and dividends received	64,047	93,450
26. Interest paid	(4,024)	(3,893)
27. Income taxes paid	(14,727)	(13,490)
Net cash provided by operating activities	359,509	770,478
II. Investing activities:		
1. Proceeds from sales and maturities of short-term investmen	649,259	400,000
2. Purchases of property, plant and equipment	(182,887)	(208,564)
3. Proceeds from sales of property, plant and equipment	57	—
4. Purchases of investment securities	(443,751)	—
5. Proceeds from sales and redemption of investments	100,020	50,000
6. Investments in and purchases of other assets	(900,000)	(200,000)
7. Proceeds from redemptions of other assets	—	308,108
Net cash provided by (used in) investing activities	(777,301)	349,543
III. Financing activities:		
1. Net increase (decrease) in short-term borrowings	31,832	(50,110)
2. Purchase of treasury stock	(716)	(1,107)
3. Dividends paid	(53,513)	(44,651)
Net cash used in financing activities	(22,397)	(95,870)
IV. Foreign currency translation adjustments on cash and cash equivalents	118	(2,325)
V. Net increase (decrease) in cash and cash equivalents	(440,071)	1,021,826
VI. Cash and cash equivalents at beginning of period	4,125,105	3,685,034
VII. Cash and cash equivalents at end of period	3,685,034	4,706,860

2008.3 Reference Data

Fiscal Year Ended March 31, 2008

DRAMATIC LEAP PLAN 2011

May 14, 2008

Eisai Co., Ltd.

For Inquiry:

Corporate Communications Department
TEL 81-3-3817-5120 FAX 81-3-3811-3077
http://www.eisai.co.jp/eir/

[Forward-looking Statements and Risk Factors]

Materials and information provided in this financial disclosure may contain "forward-looking statements" based on current expectations, forecasts, estimates, business goals and assumptions that are subject to risks and uncertainties, which could cause actual outcomes and results to differ materially from these statements. Risks and uncertainties include general industry and market conditions, and general domestic and international economic conditions such as interest rate and currency exchange fluctuations.

Certain risk particularly apply with respect to the Company-related forward-looking statements. Risk factors associated with our business include, but are not limited to, challenges arising out of global expansion, uncertainties in new drug development, risks related to dependence on specific products, risks related to strategic alliances with partners, risks related to MGI PHARMA, INC. acquisition, healthcare cost-containment measures, intensified competition and litigation with generic drugs, risks related to intellectual property rights, possible incidence of adverse events, compliance with laws and regulations, litigations, closure or shutdown of factories, safety issues of raw materials used, risks related to outsourcing, environmental issues, risks related to IT security and information management, conditions in the financial markets, and foreign exchange fluctuations. The risk factors mentioned above are based on the analysis made by Eisai Co., Ltd. as of the date this document was published.

Contents

* All amounts are rounded to their nearest specified unit except for items with a note of omission.
* Currency exchange rate utilized in the reference data are noted in the table below.
* All amounts of overseas profit and loss are converted into yen values based upon the average exchange rates for the periods shown in the table below.

Currency Exchange Rates

	US	EU	UK
	(¥/US$)	(¥/EURO)	(¥/£)
(Apr. 2004 - Mar. 2005) Fiscal Year Average Rate	107.54	135.18	198.38
(Mar. 31, 2005) Fiscal Year End Rate	107.39	138.87	202.03
(Apr. 2005 - Mar. 2006) Fiscal Year Average Rate	113.31	137.85	202.16
(Mar. 31, 2006) Fiscal Year End Rate	117.47	142.81	205.16
(Apr. 2006 - Mar. 2007) Fiscal Year Average Rate	117.02	150.09	221.58
(Mar. 31, 2007) Fiscal Year End Rate	118.05	157.33	231.73
(Apr. 2007 - Mar. 2008) Fiscal Year Average Rate	**114.28**	**161.52**	**229.44**
(Mar. 31, 2008) Fiscal Year End Rate	**100.19**	**158.19**	**200.11**
Fiscal Year Ending March 31, 2009 Forecast Rate	**105.00**	**155.00**	**205.00**

<About indications in this Reference Data>

Eisai believes in cash generating capability as the most intrinsic element that decides the true value of a company. Upon this basic way of thinking, we indicate that "cash income" and "cash EPS" are not affected by non-cash profit-and-loss items, such as depreciation of property, plant and equipment, amortization of goodwill, loss on impairment of long-lived assets, and in-process R&D expenses which appears in the statements of income (operation).

Cash income

We consider that cash income is the total amount of cash available for investments for growth, business development, dividend payment, and repayment of borrowings, etc. We also consider that this is an indicator for cash generating capability (certain measurement of reviewing corporate growth potential and strategic appropriateness)

Cash Income =Net income (loss) + Depreciation of PP&E and amortization of intangible assets + In-process R&D expenses + amortization goodwill + Impairment loss on long-lived assets

Cash Income per share (Cash EPS)

Cash EPS = Cash Income / number of shares issued and outstanding (after deducting treasury stock)

In-process R&D expenses

The amounts assigned to product candidate compounds under development that have no alternative future use shall be charged to R&D expense at the acquisition date.

1. Consolidated Financial Highlights

1) Statements of Operation Data

(billions of yen)

Years Ended/Ending March 31	2005	2006	2007	**2008**	YoY %	2009 est.
Net sales	533.0	601.3	674.1	**734.3**	108.9	806.0
Cost of sales	98.5	104.5	109.3	**118.8**	108.7	150.0
R&D expenses	78.3	93.2	108.3	**225.4**	208.2	154.0
SG&A expenses	269.4	307.8	351.2	**372.3**	106.0	409.0
Operating income	86.8	95.7	105.3	**17.7**	16.9	93.0
Ordinary income	89.1	100.0	110.5	**18.9**	17.1	87.0
Net income (loss)	55.5	63.4	70.6	**(17.0)**	-	56.0
Cash income			97.6	**105.5**	108.1	116.5
					Inc./(Dec.)	
Dividend on equity (DOE, %)	3.7	5.3	6.4	**7.4**	1.0	8 (approx.)
Return on equity (ROE, %)	12.6	13.0	13.2	**(3.4)**	-	12 (approx.)
Dividends payout ratio (DPR, %)	29.0	40.6	48.4	**-**	-	71.2
Dividend per share (DPS, yen)	56.0	90.0	120.0	**130.0**	10.0	140.0
Earnings per Share (EPS, yen)	193.4	221.9	247.8	**(59.8)**	-	196.6
Cash income per share (Cash EPS, yen)			342.6	**370.8**	28.2	408.9

* "Cost of sales" includes "(Reversal of) Provision for sales returns-net".

<Additional Data>

Consolidated Statements of Operation (Actual business performance basis)

(billions of yen)

Years Ended March 31	(GAAP) 2008	YoY %	Accounting treatment for business combination (Impact by MGI PHARMA, INC. acquisition)	(Adjusted) 2008	YoY %
Net sales	**734.3**	108.9		734.3	108.9
Cost of sales	**118.8**	108.7	**Cost of sales** 5.5billions of yen	113.3	103.7
R&D expenses	**225.4**	208.2	**R&D expenses** 87.6 billions of yen	137.8	127.3
SG&A expenses	**372.3**	106.0		372.3	106.0
Operating income	**17.7**	16.9		110.8	105.3
Ordinary income	**18.9**	17.1		111.9	101.3
Net income (loss)	**(17.0)**	-	**Income taxes and other** (5.3) billions of yen	70.7	100.2

Actual business performance basis: Financial reporting based on GAAP excluding non-cash accounting items from business combination to clarify the actual corporate business operations

* "Cost of sales" includes "(Reversal of) Provision for sales returns-net".
* Exchange Rate for Accounting Transaction for Business Combination (Average rate during February and March, 2008): US$1=104.09 yen
* Outlines of accounting procedure for acquisition of MGI PHARMA, INC. is indicated on page 36.

2) Statements of Cash Flows Data

(billions of yen)

Years Ended March 31	2005	2006	2007	**2008**	Inc./(Dec.)
Net cash provided by operating activities	49.2	87.1	81.2	**73.2**	(7.9)
Net cash used in investing activities	(37.5)	(29.5)	(55.2)	**(476.4)**	(421.2)
Net cash provided by (used in) financing activities	(16.7)	(21.8)	(40.6)	**375.4**	416.0
Cash and cash equivalents at end of period	142.4	183.3	171.1	**120.0**	(51.1)
Free cash flows	10.5	43.6	28.6	**(415.9)**	(444.5)

* "Free cash flows" = "Net cash provided by operating activities" - "Capital expenditures (including acquisition)"

3) Balance Sheets Data

(billions of yen)

March 31	2005	2006	2007	**2008**	Inc./(Dec.)
Total assets	662.7	747.2	792.1	**1,123.9**	331.8
Total liabilities	194.1	218.7	229.4	**670.1**	440.7
Short-term & long-term borrowings	0.8	0.4	0.2	**412.8**	412.6
Total equity	468.6	528.5	562.7	**453.8**	(108.9)
Shareholders' Equity	459.6	519.2	552.5	**448.9**	(103.6)
Shareholders' Equity/Total assets (%)	69.4	69.5	69.7	**39.9**	(29.8)

* Past data have been reclassified in accordance with the new segmentation of this fiscal year.

4) Capital Expenditures and Depreciation/Amortization

(billions of yen)

Years Ended/Ending March 31	2005	2006	2007	**2008**	Inc./(Dec.)	2009 est.
Capital expenditures	49.0	37.0	52.0	**434.0**	382.0	45.0
Property, plant and equipment	21.7	21.0	23.2	**39.8**	16.5	35.0
Intangible assets	27.3	16.1	28.8	**394.3**	365.5	10.0
Depreciation/Amortization	22.4	25.0	26.8	**34.6**	7.8	60.8

* Capital expenditures include the increase of asset by acquisition of Morphotek, Inc. and MGI PHARMA, INC..
Asset Increase by acquisition of Morphotek, Inc. (Property, plant and equipment: 0.5billions of yen, Intangible assets: 55.3 billions of yen)
Asset Increase by acquisition of MGI PHARMA, INC. (Property, plant and equipment: 1.1billions of yen, Intangible assets: 325.2 billions of yen)

* "Depreciation/Amortization" value includes amortization for "Intangible assets".

2. Consolidated Statements of Operation

(billions of yen)

Years Ended March 31	2007	Sales %	**2008**	Sales %	YoY %	Inc./Dec.
Net sales	674.1	100.0	**734.3**	100.0	108.9	60.2
Cost of sales	109.4	16.2	**118.9**	16.2	108.8	9.6
(Reversal of) Provision for sales returns-net	(0.1)	(0.0)	**(0.1)**	(0.0)		(0.1)
Gross profit	564.8	83.8	**615.5**	83.8	109.0	50.7
R&D expenses	108.3	16.1	**225.4**	30.7	208.2	117.1
SG&A expenses	351.2	52.1	**372.3**	50.7	106.0	21.1
Operating income	105.3	15.6	**17.7**	2.4	16.9	(87.5)
Non-operating income:						
Interest and dividend income	6.1		**6.2**			0.1
Other	0.5		**0.7**			0.1
Total non-operating income	6.6	1.0	**6.9**	1.0		0.2
Non-operating expenses:						
Foreign exchange loss	0.7		**4.1**			3.4
Other	0.7		**1.6**			0.9
Total non-operating expense	1.4	0.2	**5.8**	0.8		4.3
Ordinary income	110.5	16.4	**18.9**	2.6	17.1	(91.6)
Special gain:						
Gain on sales of investment securities	1.7		**2.2**			0.5
Other	0.2		**0.1**			(0.1)
Total special gain	1.9	0.3	**2.3**	0.3		0.4
Special loss:						
Loss on disposal of fixed assets/ loss on impairment of long-lived assets	1.3		**1.2**			(0.2)
Loss on devaluation of investment securities	0.0		**1.4**			1.4
Other	0.7		**0.9**			0.3
Total special loss	2.0	0.3	**3.5**	0.5		1.5
Income before income taxes and minority interests	110.3	16.4	**17.7**	2.4	16.0	(92.7)
Income taxes-current	47.7	7.1	**39.5**	5.4	82.8	(8.2)
Income taxes-deferred	(8.5)	(1.3)	**(2.3)**	(0.3)		6.2
Minority interests in net income	0.5	0.1	**(2.5)**	(0.4)		(3.0)
Net income (loss)	70.6	10.5	**(17.0)**	(2.3)	-	(87.6)

<Explanations>

Net sales
<Increase Factors>
Increase in sales of *Aricept*
Sales of MGI PHARMA, INC.

R&D expenses
<Increase Factor>
In-process R&D expenses
Progress in clinical studies

Foreign exchange loss
<Increase Factor>
Yen appreciation

<Cash generating ability>

	2007	Sales %	**2008**	Sales %	YoY %	Inc./Dec.
Net income (loss)	70.6	10.5	**(17.0)**	(2.3)	-	(87.6)
Depreciation of PP&E and amortization of intangible assets	26.6		**28.5**		107.0	1.9
Amortization of intangible assets by MGI acquisition	-		**5.9**		-	5.9
In-process R&D expenses	-		**88.0**		-	88.0
Amortization of Goodwill	0.2		**0.0**		4.8	(0.2)
Impairment loss on long-lived assets	0.2		**0.1**		29.6	(0.1)
Cash income	97.6	14.5	**105.5**	14.4	108.1	7.9

3. Consolidated Statements of Cash Flows

(billions of yen)

Years Ended March 31	2007	2008	Inc./ (Dec.)
Operating activities:			
Income before income taxes and minority interests in net income	110.3	**17.7**	(92.7)
Depreciation and amortization	26.8	**34.6**	7.8
In-process R&D expenses	-	**88.0**	88.0
Net increase (decrease) in notes and accounts receivables/payable-trade and inventories	(23.6)	**(4.8)**	18.8
Net increase (decrease) in accounts payable-other/accrued expenses etc.	10.4	**9.1**	(1.3)
Other-net	0.4	**(27.3)**	(27.8)
[Sub-total]	124.4	**117.2**	(7.2)
Interest paid/received	5.8	**5.4**	(0.4)
Income taxes paid	(48.9)	**(49.3)**	(0.4)
Net cash provided by operating activities	81.2	**73.2**	(7.9)
Investing activities:			
Capital expenditures (including acquisition and other)	(52.5)	**(489.1)**	(436.6)
Purchases/proceeds from sales of securities etc.	(1.9)	**12.3**	14.2
Other-net	(0.8)	**0.3**	1.1
Net cash used in investing activities	(55.2)	**(476.4)**	(421.2)
Financing activities:			
Net increase (decrease) in short-term borrowings	(0.2)	**362.6**	362.8
Proseeds from long-term borrowings	-	**50.0**	50.0
Dividends paid	(29.9)	**(36.9)**	(7.0)
Purchase of treasury stock	(11.1)	**-**	11.1
Other-net	0.5	**(0.3)**	(0.8)
Net cash provided by (used in) financing activities	(40.6)	**375.4**	416.0
Foreign currency translation adjustments on cash and cash equivalents	2.5	**(23.3)**	(25.8)
Net increase (decrease) in cash and cash equivalents	(12.2)	**(51.1)**	(39.0)
Cash and cash equivalents at beginning of fiscal year	183.3	**171.1**	(12.2)
Cash and cash equivalents at end of period	171.1	**120.0**	(51.1)

<Explanation>

Net increase (decrease) in notes and accounts receivables/payable-trade and inventories
<Increase Factor>
Asset increase by MGI PHARMA, INC.acquisition

Other-net
<Decrease Factor>
Decrease in reserve for sales rebates and in liability for retirement benefits

Capital expenditures (including acquisition and other)
<Payment increase factor>
Payment for company acquisition

Net increase (decrease) in short-term borrowings
<Increase Factor>
Borrowings for company acquisition and other

(billions of yen)

Years Ended March 31	2007	2008	Inc./ (Dec.)	<Explanation>
Free Cash Flows	28.6	**(415.9)**	(444.5)	

* "Free cash flows" = "Net cash provided by operating activities" - "Capital expenditures (including acquisition and other)"

4. Financial Results by Business Segment

1) Consolidated Net Sales by Business Segment

(billions of yen)

Years Ended March 31	2005	2006	2007	**2008**
Net sales to customers	533.0	601.3	674.1	**734.3**
Pharmaceuticals	511.0	579.8	652.9	**711.8**
Japan	247.7	265.4	273.2	**292.7**
North America	213.5	252.1	302.3	**338.2**
Europe	37.9	44.6	53.7	**53.2**
Asia and others	11.9	17.6	23.7	**27.8**
Other segment	22.0	21.4	21.2	**22.4**
Japan	20.6	19.6	19.0	**20.0**
Overseas	1.5	1.8	2.1	**2.4**

* Net sales for each segment are those to external customers
* Major areas and countries included in each region:
  1. North America: The U.S. and Canada
  2. Europe: The United Kingdom, France, Germany, etc.
  3. Asia and Others: East Asia, South-East Asia, and Central and South America, etc. (excluding Japan)

2) Consolidated Operating Income by Business Segment

(billions of yen)

Years Ended March 31	2005	2006	2007	**2008**
Operating income	86.8	95.7	105.3	**17.7**
Pharmaceuticals	88.4	98.4	108.1	**19.8**
Other	2.0	2.4	1.7	**1.9**
Eliminations and corporate	(3.6)	(5.0)	(4.5)	**(4.0)**

* Operating income on actual business performance basis excluding the effects of accounting transactions specific to business combination by MGI acquisition in this fiscal year was ¥112.9 billion.

3) Geographical Segment Information

(1) Consolidated Net Sales by Geographical Segment

(billions of yen)

Years Ended March 31	2005	2006	2007	**2008**
Net sales to customers	533.0	601.3	674.1	**734.3**
Japan	268.3	285.1	292.2	**312.7**
North America	214.5	253.1	303.4	**339.4**
Europe	38.3	45.5	54.8	**54.4**
Asia and others	11.9	17.6	23.7	**27.8**
Overseas sales	264.7	316.2	381.9	**421.6**
Overseas sales (%)	49.7	52.6	56.7	**57.4**

* Net sales for each segment are those to external customers.

(2) Consolidated Operating Income by Geographical Segment

(billions of yen)

Years Ended March 31	2005	2006	2007	**2008**
Operating income	86.8	95.7	105.3	**17.7**
Japan	74.4	74.2	72.8	**80.5**
North America	11.4	22.5	28.8	**(66.9)**
Europe	3.5	4.6	4.1	**1.8**
Asia and others	2.1	2.8	4.0	**5.6**
Eliminations and corporate	(4.5)	(8.4)	(4.4)	**(3.3)**

* Operating income on actual business performance basis excluding the effects of accounting transactions specific to business combination by MGI acquisition in this

4) Overseas Sales

(billions of yen)

Years Ended March 31	2005	2006	2007	**2008**
Net sales	533.0	601.3	674.1	**734.3**
Overseas sales	288.1	343.9	410.8	**454.6**
North America	222.8	262.3	312.0	**350.4**
Europe	51.2	61.7	72.2	**73.1**
Asia and others	14.1	19.9	26.5	**31.1**
Overseas sales (%)	54.1	57.2	60.9	**61.9**

* Major areas and countries included in each category:
1. North America: The U.S. and Canada
2. Europe: The United Kingdom, France, Germany, etc.
3. Asia and Others: East Asia, South-East Asia, and Latin America, etc. (excluding Japan)

5) SG&A Expenses

(billions of yen)

Years Ended March 31	2005	2006	2007	**2008**
Net sales	533.0	601.3	674.1	**734.3**
SG&A expenses	269.4	307.8	351.2	**372.3**
Personnel expenses	60.8	64.5	72.2	**77.1**
Marketing expenses	171.9	198.2	230.6	**241.9**
Administrative expenses and others	36.6	45.1	48.4	**53.3**
Ratio of SG&A expenses to net sales (%)	50.5	51.2	52.1	**50.7**

6) Global Product Sales (Eisai Territory Sales)

(1) *ARICEPT* Sales by Geographical Area

Years Ended March 31 / Area		2005	2006	2007	**2008**
Japan	¥ Billions	35.1	42.3	49.7	**62.3**
U.S.	¥ Billions	97.6	119.9	162.2	**186.9**
	[U.S. $ Millions]	[907]	[1,058]	[1,386]	**[1,635]**
UK	¥ Billions	1.0	1.1	1.2	**1.4**
	[UK £ Millions]	[5]	[5]	[6]	**[6]**
France	¥ Billions	19.1	21.0	25.8	**24.3**
	[Euro Millions]	[141]	[153]	[172]	**[151]**
Germany	¥ Billions	7.1	7.8	7.4	**7.6**
	[Euro Millions]	[53]	[57]	[50]	**[47]**
Europe Total	¥ Billions	27.2	29.9	34.5	**33.3**
Asia	¥ Billions	2.9	4.4	6.6	**8.5**
Total	¥ Billions	162.9	196.5	252.9	**291.0**

* Sales forecast for Eisai sales territories for the year ending on March 31, 2009 is ¥312.0 billion.

(2) *ACIPHEX/PARIET* Sales by Geographical Area

Years Ended March 31 / Area		2005	2006	2007	**2008**
Japan	¥ Billions	19.4	27.6	30.7	**37.1**
U.S.	¥ Billions	104.1	114.3	126.9	**124.7**
	[U.S. $ Millions]	[968]	[1,009]	[1,084]	**[1,091]**
UK	¥ Billions	5.5	5.1	3.3	**2.2**
	[UK £ Millions]	[28]	[25]	[15]	**[9]**
Germany	¥ Billions	1.2	1.4	2.5	**1.8**
	[Euro Millions]	[9]	[10]	[17]	**[11]**
Italy	¥ Billions	-	2.5	6.3	**4.5**
	[Euro Millions]	[-]	[18]	[42]	**[28]**
Europe Total	¥ Billions	6.8	9.0	12.1	**8.6**
Asia	¥ Billions	2.1	3.5	4.6	**5.5**
Total	¥ Billions	132.3	154.5	174.3	**175.9**

* Sales forecast for Eisai sales territories for the year ending on March 31, 2009 is ¥167.0 billion.

(3) *ZONEGRAN* Sales by Geographical Area

Years Ended March 31 / Area		2005	2006	2007	**2008**
U.S.	¥ Billions	11.1	12.7	3.1	**2.2**
	[U.S. $ Millions]	[104]	[112]	[27]	**[19]**
Europe, Asia	¥ Billions	0.0	0.5	1.8	**3.4**
Total	¥ Billions	11.1	13.1	4.9	**5.6**

7) Eisai Inc. (U.S.)

Years Ended March 31		2005	2006	2007	**2008**
Net sales	¥ Billions	215.2	254.7	305.6	**332.7**
	[U.S. $ Millions]	[2,001]	[2,248]	[2,612]	**[2911]**
Operating income	¥ Billions	10.3	18.6	27.1	**25.2**
	[U.S. $ Millions]	[96]	[164]	[231]	**[221]**
Net income	¥ Billions	6.6	13.0	19.3	**17.1**
	[U.S. $ Millions]	[62]	[115]	[165]	**[149]**
Operating income before royalty deduction	¥ Billions	43.2	54.2	72.9	**87.7**
	[U.S. $ Millions]	[402]	[479]	[623]	**[767]**

8) Eisai China Inc. (China)

Years Ended December 31		2005	2006	2007	**2008**
Net sales	¥ Billions	4.8	6.6	8.9	**9.6**
	[Chinese RMB Millions]	[364]	[490]	[606]	**[624]**
Operating income	¥ Billions	1.0	1.3	1.4	**2.0**
	[Chinese RMB Millions]	[78]	[97]	[97]	**[128]**
Net income	¥ Billions	0.9	1.3	1.2	**1.8**
	[Chinese RMB Millions]	[72]	[95]	[84]	**[119]**

* The fiscal year of Eisai China Inc. ends on December 31. Figures showed above indicate results for 15 months from January 2006 to March 2007 as the result of provisional financial settlement conducted at the date of consolidated financial settlement adopted from FY2007.

* Average rate of Japanese yen to Chinese RMB

January 1 to December 31, 2004	13.07 yen/Chinese RMB
January 1 to December 31, 2005	13.45 yen/Chinese RMB
January 1, 2006 to March 31, 2007	14.75 yen/Chinese RMB
April 1, 2007 to March 31, 2008	15.30 yen/Chinese RMB

9) Eisai Korea Inc. (South Korea)

Years Ended March 31		2005	2006	2007	**2008**
Net sales	¥ Billions	2.7	5.4	7.5	**8.9**
	[Korean Won Billions]	[28]	[48]	[60]	**[73]**
Operating income	¥ Billions	0.4	0.6	1.1	**1.4**
	[Korean Won Billions]	[4]	[5]	[9]	**[11]**
Net income	¥ Billions	0.3	0.3	0.8	**1.0**
	[Korean Won Billions]	[3]	[3]	[6]	**[8]**

* Average rate of Japanese yen to Korean Won

April 1, 2004 to March 31, 2005	0.0977 yen/Korean won
April 1, 2005 to March 31, 2006	0.1126 yen/Korean won
April 1, 2006 to March 31, 2007	0.1243 yen/Korean won
April 1, 2007 to March 31, 2008	0.1229 yen/Korean won

5. Consolidated Balance Sheets

1) Consolidated Balance Sheets <Assets>

(billions of yen)

March 31	2007	%	2008	%	YoY %	Inc./(Dec.)
Current assets:						
Cash and cash in banks	89.8		**68.6**			(21.2)
Notes and accounts receivable-trade	162.2		**172.1**			10.0
Short-term investments	90.3		**56.3**			(34.0)
Inventories	52.8		**58.1**			5.3
Deferred tax assets	33.2		**35.4**			2.2
Other	13.4		**25.4**			12.0
Allowance for doubtful receivables	(0.4)		**(0.3)**			0.0
Total current assets	441.2	55.7	**415.6**	37.0	94.2	(25.6)
Fixed assets:						
Property, plant and equipment:						
Buildings and structures	74.4		**70.8**			(3.7)
Machinery, equipment and vehicles	24.6		**23.1**			(1.5)
Land	18.0		**20.8**			2.8
Construction in progress	4.9		**19.8**			14.9
Other	11.9		**12.6**			0.7
Total property, plant and equipment	133.8	16.9	**147.1**	13.1	109.9	13.2
Intangible assets:						
Goodwill	4.5		**178.7**			174.1
Sales rights	46.0		**164.2**			118.3
Core technology	-		**61.3**			61.3
Other	12.1		**13.4**			1.4
Total Intangible assets	62.6	7.9	**417.7**	37.1	667.3	355.1
Investments and other assets:						
Investment securities	111.9		**89.5**			(22.3)
Deferred tax assets	32.6		**43.7**			11.1
Other	10.7		**11.0**			0.3
Allowance for doubtful accounts	(0.7)		**(0.6)**			0.1
Total investments and other assets	154.5	19.5	**143.6**	12.8	93.0	(10.9)
Total fixed assets	350.9	44.3	**708.4**	63.0	201.9	357.5
Total assets	792.1	100.0	**1,123.9**	100.0	141.9	331.8

<Explanations>

Cash and cash in banks
Short-term investments
<Decrease Factor>
Payment for company acquisition

Total Intangible assets
<Increase Factor>
Company acquisition

Investment securities
<Decrease Factors>
Decrease in fair market value of investment securities
Sales of investment securities

2) Consolidated Balance Sheets <Liabilities and Equity>

(billions of yen)

March 31	2007	%	2008	%	YoY %	Inc./ (Dec.)	<Explanations>
Current liabilities:							
Notes and accounts payable-trade	19.3		**18.3**			(1.0)	
Short-term borrowings	0.2		**362.8**			362.6	**Short-term borrowings Long-term borrowings** <Increase Factor> Payment for company acquisition
Accounts payable-other/accrued expenses etc.	109.3		**116.7**			7.3	
Income taxes payable	22.0		**16.1**			(6.0)	
Reserve for sales rebates	35.1		**23.3**			(11.7)	
Other	5.8		**6.0**			0.2	
Total current liabilities	191.8	24.2	**543.2**	48.3	283.2	351.4	
Long-term liabilities:							
Long-term borrowings	-		**50.0**			50.0	
Deferred tax liabilities	0.1		**40.2**			40.2	**Deferred tax liabilities** <Increase Factor> Company acquisition
Liability for retirement benefits	31.8		**24.1**			(7.7)	
Retirement allowances for directors	1.3		**2.1**			0.8	
Other	4.4		**10.5**			6.0	
Total long-term liabilities	37.6	4.8	**127.0**	11.3	337.3	89.3	
Total liabilities	229.4	29.0	**670.1**	59.6	292.1	440.7	
Owners' equity:							
Common stock	45.0		**45.0**			-	
Capital surplus	55.2		**57.0**			1.7	
Retained earnings	469.6		**416.0**			(53.7)	**Retained earnings** <Decrease Factor> Delivery of dividends Net deficit for the period
Treasury stock	(42.2)		**(39.7)**			2.5	
Total owners' equity	527.6	66.6	**478.2**	42.5	90.6	(49.4)	
Net unrealized gain and translation adjustments:							
Net unrealized gain on available-for-sale securitie	19.9		**9.5**			(10.4)	
Foreign currency translation adjustments	5.0		**(38.9)**			(43.9)	**Foreign currency translation adjustments** <Decrease Factor> Yen appreciation
Total net unrealized gain and translation adjustments	24.8	3.1	**(29.4)**	(2.6)	-	(54.2)	
Stock acquisition rights	0.3	0.0	**0.6**	0.1	188.7	0.3	
Minority interests	9.9	1.3	**4.4**	0.4	44.0	(5.6)	
Total equity	562.7	71.0	**453.8**	40.4	80.6	(108.9)	
Total liabilities and equity	792.1	100.0	**1,123.9**	100.0	141.9	331.8	

6. Changes in Quarterly Results [Consolidated]

1) Statements of Operation Data [Consolidated]

(billions of yen)

Years Ended March 31	2007				2008			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	**Fourth Quarter**
Net sales	153.9	165.4	181.4	173.3	176.0	186.8	196.7	**174.7**
Cost of sales	26.8	26.4	28.7	27.4	27.5	27.1	28.9	**35.3**
R&D expenses	24.4	27.9	26.6	29.4	30.5	33.3	35.7	**125.9**
SG&A expenses	78.7	85.6	91.9	95.1	91.8	95.5	96.6	**88.4**
Operating income (loss)	24.1	25.5	34.2	21.4	26.2	30.9	35.5	**(74.8)**
Non-operating income & expenses	1.0	1.1	1.9	1.2	2.2	0.3	1.2	**(2.6)**
Ordinary income (loss)	25.1	26.6	36.1	22.7	28.4	31.2	36.7	**(77.4)**
Special gain & loss	(0.4)	(0.0)	(0.1)	0.4	2.2	(1.0)	(0.4)	**(2.0)**
Income (loss) before income taxes and minority interests in income	24.7	26.6	36.0	23.0	30.6	30.2	36.3	**(79.4)**
Net income (loss)	15.8	16.7	23.3	14.8	19.3	20.0	24.2	**(80.5)**
Cash Income	21.8	23.1	30.3	22.5	27.3	28.1	32.1	**18.1**
Earnings per share (loss), yen	55.4	58.4	82.0	52.0	68.1	70.4	84.9	**(283.2)**
Cash income per share (Cash EPS, yen)	76.1	80.8	106.5	79.2	96.0	98.8	112.7	**63.4**

* "Cost of Sales" includes "(Reversal of)Provision for sales returns-net".

2) Cash Flows Data [Consolidated]

(billions of yen)

Years Ended March 31	2007				2008			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	**Fourth Quarter**
Net cash provided by operating activities	8.1	28.5	5.9	38.7	7.8	33.9	10.1	**21.4**
Net cash used in investing activities	(11.8)	(9.4)	(32.1)	(1.9)	(46.0)	(6.7)	(9.2)	**(414.6)**
Net cash provided by (used in) financing activities	(14.4)	(10.8)	(15.6)	0.1	(18.7)	(0.1)	1.3	**392.8**
Cash and cash equivalents at end of period	164.4	175.0	134.7	171.1	119.6	141.0	141.7	**120.0**
Free cash flows	0.7	21.7	(24.4)	30.7	(46.1)	24.8	(1.7)	**(392.8)**

* "Payment for acquisition of inventries related to business acquisition" [(1,200) mil. yen] previously included in "Net cash provided by operating activities" for the operational result ended on Dec. 2007 has been reclassified in "Net cash used in investing activities."

* "Free cash flows" = "Net cash provided by operating activities" - "Capital expenditures (including acquisition and other)"

3) Balance Sheets Data [Consolidated]

<Assets>

(billions of yen)

	2006			2007				2008
	30-Jun	30-Sep	31-Dec	31-Mar	30-Jun	30-Sep	31-Dec	**31-Mar**
Current assets	406.6	426.7	407.4	441.2	396.0	420.9	430.9	**415.6**
Fixed assets	318.2	324.9	349.3	350.9	389.7	396.8	402.4	**708.4**
Property, plant and equipment	127.3	128.6	130.4	133.8	135.3	137.5	141.4	**147.1**
Intangible assets	41.3	41.6	63.2	62.6	104.0	121.6	120.4	**417.7**
Investments and other assets	149.5	154.7	155.7	154.5	150.4	137.7	140.6	**143.6**
Total assets	724.8	751.6	756.6	792.1	785.7	817.6	833.3	**1,123.9**

<Liabilities and Equity>

(billions of yen)

	2006			2007				2008
	30-Jun	30-Sep	31-Dec	31-Mar	30-Jun	30-Sep	31-Dec	**31-Mar**
Current liabilities	157.7	177.1	170.1	191.8	180.6	191.8	205.7	**543.2**
Long-term liabilities	39.9	38.5	38.5	37.6	36.7	50.8	51.1	**127.0**
Total liabilities	197.6	215.7	208.5	229.4	217.2	242.5	256.8	**670.1**
Owners' equity	498.9	504.8	512.6	527.6	528.0	548.9	558.7	**478.2**
Net unrealized gain and translation adjustments	19.0	21.3	25.4	24.8	30.0	15.4	12.8	**(29.4)**
Stock acquisition rights	-	0.3	0.3	0.3	0.3	0.6	0.6	**0.6**
Minority interests	9.4	9.6	9.7	9.9	10.2	10.3	4.5	**4.4**
Total equity	527.3	535.9	548.1	562.7	568.5	575.1	576.5	**453.8**
Total liabilities and equity	724.8	751.6	756.6	792.1	785.7	817.6	833.3	**1,123.9**

4) Capital Expenditures and Depreciation/Amortization [Consolidated]

(billions of yen)

Years Ended March 31	2007				2008			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	**Fourth Quarter**
Capital expenditures	3.7	7.0	29.3	12.0	46.2	35.3	11.1	**341.4**
Property, plant and equipment	3.2	4.8	5.7	9.5	3.9	9.7	8.9	**17.2**
Intangible assets	0.6	2.2	23.6	2.5	42.3	25.6	2.2	**324.2**
Depreciation/Amortization	5.9	6.4	7.0	7.6	7.3	8.1	8.0	**11.2**

* Capital expenditures include the increase of asset by acquisition of Morphotek, Inc. and MGI PHARMA, INC..
Increase of asset by acquisition of Morphotek, Inc. (Property, plant and equipment: 0.5billions of yen, Intangible assets: 55.3 billions of yen)
Increase of asset by acquisition of MGI PHARMA, INC. (Property, plant and equipment: 1.1billions of yen, Intangible assets: 325.2 billions of yen)

* "Depreciation/Amortization" value includes amortization for "Intangible assets".

5) *ARICEPT* Sales by Area (Eisai Territory Sales) [Consolidated]

Years Ended March 31		2007				2008			
		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	**Fourth Quarter**
Japan	¥ Billions	11.5	12.4	14.0	11.8	14.9	15.1	18.9	**13.3**
U.S.	¥ Billions	33.1	39.6	41.7	47.7	41.5	48.0	48.0	**49.4**
	[U.S. $ Millions]	[289]	[341]	[355]	[401]	[343]	[407]	[423]	**[463]**
Europe	¥ Billions	7.7	9.0	9.1	8.7	9.2	8.1	9.0	**6.9**
UK	¥ Billions	0.4	0.3	0.3	0.3	0.3	0.3	0.4	**0.3**
	[UK £ Millions]	[2]	[1]	[1]	[1]	[1]	[1]	[2]	**[2]**
France	¥ Billions	5.5	6.9	6.8	6.6	7.0	5.9	6.6	**4.8**
	[Euro Millions]	[38]	[47]	[45]	[42]	[43]	[36]	[40]	**[31]**
Germany	¥ Billions	1.8	1.8	2.0	1.8	1.9	1.9	2.0	**1.8**
	[Euro Millions]	[13]	[12]	[13]	[12]	[12]	[12]	[12]	**[11]**
Asia	¥ Billions	1.4	1.5	1.7	2.0	1.8	2.2	2.2	**2.3**
Total	¥ Billions	53.7	62.5	66.5	70.2	67.3	73.5	78.2	**71.9**

6) *ACIPHEX/PARIET* Sales by Area (Eisai Territory Sales) [Consolidated]

Years Ended March 31		2007				2008			
		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	**Fourth Quarter**
Japan	¥ Billions	7.1	7.5	9.0	7.0	8.9	9.3	11.2	**7.6**
U.S.	¥ Billions	29.3	31.2	34.3	32.1	31.8	34.6	33.1	**25.2**
	[U.S. $ Millions]	[256]	[268]	[292]	[269]	[263]	[293]	[292]	**[243]**
Europe	¥ Billions	3.0	3.1	3.0	3.0	2.5	2.1	1.9	**2.0**
UK	¥ Billions	1.0	1.0	0.8	0.5	0.8	0.7	0.4	**0.4**
	[UK £ Millions]	[5]	[5]	[4]	[2]	[3]	[3]	[2]	**[2]**
Germany	¥ Billions	0.3	0.6	0.7	0.9	0.5	0.3	0.4	**0.5**
	[Euro Millions]	[2]	[4]	[4]	[6]	[3]	[2]	[2]	**[3]**
Italy	¥ Billions	1.7	1.5	1.6	1.6	1.2	1.1	1.1	**1.2**
	[Euro Millions]	[12]	[10]	[10]	[11]	[7]	[7]	[7]	**[7]**
Asia	¥ Billions	1.1	1.2	1.1	1.2	1.6	1.3	1.4	**1.1**
Total	¥ Billions	40.5	43.0	47.5	43.4	44.9	47.3	47.7	**36.0**

7) *ZONEGRAN* Sales by Area (Eisai Territory Sales) [Consolidated]

Years Ended March 31		2007				2008			
		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	**Fourth Quarter**
U.S.	¥ Billions	1.0	0.6	0.9	0.6	0.7	0.7	0.4	**0.4**
	[U.S. $ Millions]	[9]	[5]	[8]	[5]	[6]	[6]	[4]	**[4]**
Europe, Asia	¥ Billions	0.3	0.4	0.5	0.6	0.8	0.8	1.0	**0.8**
Total	¥ Billions	1.3	1.0	1.4	1.2	1.5	1.6	1.4	**1.2**

8) Eisai Inc. (U.S.)

Years Ended March 31		2007				2008			
		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	**Fourth Quarter**
Net sales	¥ Billions	65.9	73.9	81.5	84.4	77.8	88.3	86.7	**79.9**
	[U.S. $ Millions]	[576]	[636]	[693]	[707]	[644]	[748]	[764]	**[756]**
Operating income	¥ Billions	5.5	6.9	7.6	7.1	3.6	7.1	7.4	**7.1**
	[U.S. $ Millions]	[48]	[59]	[64]	[60]	[29]	[60]	[65]	**[66]**
Net income	¥ Billions	3.9	4.7	5.9	4.8	2.6	4.9	5.0	**4.6**
	[U.S. $ Millions]	[34]	[41]	[50]	[40]	[22]	[41]	[44]	**[43]**
Operating income before royalty deduction	¥ Billions	15.2	18.1	19.5	20.2	18.0	23.5	23.6	**22.6**
	[U.S. $ Millions]	[132]	[156]	[166]	[169]	[149]	[199]	[207]	**[212]**

7. Financial Trend

(billions of yen)

Years Ended March 31	1999	2000	2001	2002	2003	2004	2005	2006	2007	**2008**
<Statements of Operation Data>										
Net sales	284.9	302.5	361.7	431.7	466.6	500.2	533.0	601.3	674.1	**734.3**
Cost of sales	87.1	91.6	98.5	101.5	102.6	97.2	98.5	104.5	109.3	**118.8**
R&D expenses	43.7	46.7	49.6	55.0	59.7	69.0	78.3	93.2	108.3	**225.4**
SG&A expenses	115.4	127.1	154.7	202.5	228.4	250.9	269.4	307.8	351.2	**372.3**
Operating income	38.6	37.1	59.0	72.7	75.9	83.1	86.8	95.7	105.3	**17.7**
Ordinary income	39.8	36.9	63.2	76.1	76.1	83.4	89.1	100.0	110.5	**18.9**
Net income (loss)	15.9	11.3	23.3	36.5	41.0	50.1	55.5	63.4	70.6	**(17.0)**
Cash income									97.6	**105.5**
<Statements of Cash Flows>										
Net cash provided by operating activities	35.9	27.2	85.0	56.9	57.6	72.7	49.2	87.1	81.2	**73.2**
Net cash used in investing activities	(33.9)	(4.0)	(19.6)	(7.2)	(27.7)	(27.3)	(37.5)	(29.5)	(55.2)	**(476.4)**
Net cash provided by (used in) financing activitie:	(10.0)	(15.4)	(17.7)	(39.1)	(19.8)	(21.4)	(16.7)	(21.8)	(40.6)	**375.4**
Free cash flows	21.1	12.6	71.8	32.1	31.1	48.9	10.5	43.6	28.6	**(415.9)**
<Balance Sheet Data>										
Common stock	44.9	44.9	44.9	44.9	45.0	45.0	45.0	45.0	45.0	**45.0**
Total assets	463.4	485.7	549.4	557.6	591.7	615.8	662.7	747.2	792.1	**1,123.9**
Shareholders' equity	308.6	329.4	345.9	362.1	388.2	419.5	459.6	519.2	552.5	**448.9**
<Capital Expenditures and Depreciation/Amortization>										
Capital expenditures	14.2	16.3	15.0	27.2	21.9	28.7	49.0	37.0	52.0	**434.0**
Depreciation/Amortization	13.0	15.1	15.0	15.3	18.0	18.5	22.4	25.0	26.8	**34.6**
<Managerial Indices>										
Dividends on equity (DOE, %)	2.1	2.0	2.0	2.4	2.5	2.6	3.7	5.3	6.4	**7.4**
Return on equity (ROE, %)	5.2	3.5	6.9	10.3	10.9	12.4	12.6	13.0	13.2	**(3.4)**
Dividend payout ratio (DPR, %)	40.1	56.5	29.2	23.3	22.7	20.9	29.0	40.6	48.4	**-**
Earnings per share (EPS, yen)	53.6	38.0	78.7	123.5	141.2	172.1	193.4	221.9	247.8	**(59.8)**
Diluted EPS* (yen)	53.1	37.7	77.9	122.3	139.9	172.1	193.3	221.6	247.5	**-**
Cash EPS(Cash EPS/yen)									342.6	**370.8**
Return on sales ratio (%)	5.6	3.7	6.4	8.5	8.8	10.0	10.4	10.5	10.5	**(2.3)**
Cash dividends per share (yen)	21.5	21.5	23.0	29.0	32.0	36.0	56.0	90.0	120.0	**130.0**
Dividend payment (billions of yen)	6.4	6.4	6.8	8.5	9.3	10.4	16.0	25.7	34.1	**37.0**
Shareholders' equity ratio (%)	66.6	67.8	63.0	64.9	65.6	68.1	69.4	69.5	69.7	**39.9**
Turnover ratio of total capital (Time)	0.6	0.6	0.7	0.8	0.8	0.8	0.8	0.9	0.9	**0.8**
Return on assets (ROA, %)	3.5	2.4	4.5	6.6	7.1	8.3	8.7	9.0	9.2	**(1.8)**
Price-to-book value ratio (PBR, Time)	2.4	2.4	2.7	2.5	1.6	1.9	2.3	2.8	2.9	**2.2**
Leverage	1.5	1.5	1.6	1.5	1.5	1.5	1.4	1.4	1.4	**2.5**
Treasury stock purchase (thousand of shares)				4,590	3,000	4,000	1,970	-	2,000	**-**
Treasury stock purchase (billions of yen)				13.9	9.2	11.4	6.1	-	11.1	**-**
Consolidated subsidiaries	34	35	34	36	33	34	38	40	45	**63**

* "Cost of sales" includes "(Reversal of)Provision for sales returns".
* "Free cash flows" = "Net cash provided by operating activities" - "Capital expenditures (including acquisition and other)"
* Shareholders' Equity, Return on Equity, Dividends on Equity and Shareholders' Equity ratio in previous years were reclassified in conformity with the classification of the current year.
* "Earnings Per Share" and "Diluted EPS" have been calculated based on a new accounting standards since the year ended March 2003.
* "Depreciation/Amortization" value represents depreciation for "Property, plant and equipment" and amortization for "Intangible assets".
* Cash Income = Net Income + Amortization of Tangible / Intangible Assets + IPR&D Expenses + Amortization of Goodwill + impairment loss of long-lived assets
* Cash EPS = Cash Income / number of shares issued and outstanding (after deducting treasury stock)
* Leverage = total capital/Shareholders' equity

1) Non-Consolidated Financial Highlights

(1) Statements of Income Data

(billions of yen)

Years Ended/Ending March 31	2005	2006	2007	**2008**	YoY %	2009 est.
Net sales	307.9	332.0	351.6	**389.2**	110.7	398.0
Cost of sales	77.5	78.0	80.1	**76.0**	94.9	74.0
R&D expenses	77.1	92.9	106.4	**134.0**	126.0	140.5
SG&A expenses	85.6	95.8	100.2	**106.1**	106.0	117.0
Operating income	67.6	65.4	65.0	**73.1**	112.4	66.5
Ordinary income	69.1	67.3	65.7	**71.0**	108.2	59.5
Net income	43.5	43.9	42.8	**46.0**	107.4	40.0

* "Cost of sales" includes "(Reversal of)Provision for sales returns-net".

(2) Statements of Cash Flows Data

(billions of yen)

Years Ended March 31	2005	2006	2007	**2008**	Inc./ (Dec.)
Net cash provided by operating activities	35.0	55.8	30.6	**36.7**	6.1
Net cash used in investing activities	(26.1)	(13.5)	(44.3)	**(431.3)**	(387.1)
Net cash provided by (used in) financing activities	(17.4)	(21.2)	(40.3)	**375.8**	416.1
Cash and cash equivalents at end of period	79.5	100.5	46.5	**27.7**	(18.8)
Free cash flows	11.3	30.9	10.1	**9.6**	(0.5)

* "Free cash flows" = "Net cash provided by operating activities" - "Capital expenditures (including acquisition)"

(3) Balance Sheets Data

(billions of yen)

Years Ended March 31	2005	2006	2007	**2008**	Inc./ (Dec.)
Total assets	530.6	572.9	573.7	**977.3**	403.6
Total liabilities	98.9	107.7	106.2	**505.9**	399.7
Total equity	431.7	465.2	467.5	**471.4**	3.8
Shareholders' Equity	431.7	465.2	467.2	**470.8**	3.6
Shareholders' Equity/Total assets (%)	81.4	81.2	81.4	**48.2**	(33.3)

* Past data have been reclassified in accordance with the new segmentation of this fiscal year.

(4) Capital Expenditures and Depreciation/Amortization

(billions of yen)

Years Ended/Ending March 31	2005	2006	2007	**2008**	Inc./ (Dec.)	2009 est.
Capital expenditures	25.0	24.5	22.0	**24.9**	3.0	17.0
Property, plant and equipment	16.3	11.2	11.7	**15.2**	3.5	11.0
Intangible assets	8.7	13.4	10.3	**9.7**	(0.5)	6.0
Depreciation/Amortization	14.3	16.4	17.9	**17.8**	(0.1)	17.0

* "Depreciation/Amortization" includes amortization for "Intangible assets".

2) Net Sales by Business Segment

(billions of yen)

Years Ended/Ending March 31	2005	2006	2007	**2008**	YoY %	2008 est.
Net sales	307.9	332.0	351.6	**389.2**	110.7	398.0
Prescription pharmaceuticals	196.3	211.5	217.0	**231.8**	106.8	248.0
Pharmaceuticals exports	45.9	53.9	55.9	**60.7**	108.5	53.0
Consumer health care products	18.8	17.6	19.6	**20.1**	102.4	20.0
Other (Food additives/Chemicals, etc.)	3.1	1.8	1.2	**1.4**	115.7	1.5
Industrial property rights, etc. income	43.8	47.2	57.9	**75.3**	129.9	75.5

3) Exports by Geographical Area

(billions of yen)

Years Ended March 31	2005	2006	2007	**2008**	YoY %
Net Sales	307.9	332.0	351.6	**389.2**	110.7
Exports	88.1	99.7	113.5	**135.6**	119.4
North America	64.6	69.6	78.6	**98.0**	124.8
Europe	19.0	24.9	28.5	**29.7**	104.2
Asia and Others	4.4	5.2	6.5	**7.9**	121.8
Ratio of exports to sales (%)	28.6	30.0	32.3	**34.8**	-

* Major areas and countries included in each region:

1. North America: The U.S. and Canada
2. Europe: The United Kingdom, France, Germany, etc.
3. Asia and Others: East Asia, South-East Asia, and Central and South America, etc. (excluding Japan)

* Export sales includes revenues from industrial property rights, etc.

4) Statements of Cash Flows

(billions of yen)

Years Ended March 31	2007	**2008**	Inc./(Dec.)
Operating activities:			
Income before income taxes	66.4	**70.1**	3.8
Depreciation and amortization	17.9	**17.8**	(0.1)
Net decrease (increase) in notes and accounts receivables/payable-trade and inventories	(13.5)	**(3.5)**	10.0
Net increase (decrease) in accounts payable-other/accrued expenses etc.	4.3	**(1.6)**	(5.9)
Other-net	(12.4)	**(11.9)**	0.5
[Sub-total]	62.7	**70.9**	8.3
Interest paid/received	1.4	**0.6**	(0.8)
Income taxes paid	(33.5)	**(34.9)**	(1.4)
Net cash provided by operating activities	30.6	**36.7**	6.1
Investing activities:			
Capital expenditures (including acquisition)	(20.5)	**(27.1)**	(6.6)
Purchases/proceeds from sales of securities etc.	(3.6)	**10.7**	14.2
Investments in subsidiaries and associated companies	(19.6)	**(341.0)**	(321.3)
Other-net	(0.5)	**(74.0)**	(73.4)
Net cash used in investing activities	(44.3)	**(431.3)**	(387.1)
Financing activities:			
Net increase (decrease) in short-term borrowings	-	**362.8**	362.8
Net increase (decrease) in long-term borrowings	-	**50.0**	50.0
Dividends paid	(29.9)	**(36.9)**	(7.0)
Purchase of treasury stock	(11.1)	**-**	11.1
Other-net	0.7	**(0.0)**	(0.7)
Net cash used in financing activities	(40.3)	**375.8**	416.1
Foreign currency translation adjustments on cash and cash equivalents	0.0	**(0.0)**	(0.0)
Net increase (decrease) in cash and cash equivalents	(54.0)	**(18.8)**	35.1
Cash and cash equivalents at beginning of period	100.5	**46.5**	(54.0)
Cash and cash equivalents at end of period	46.5	**27.7**	(18.8)

(billions of yen)

Years Ended March 31	2007	**2008**	Inc./(Dec.)
Free Cash Flows	10.1	**9.6**	(0.5)

* "Free cash flows" = "Net cash provided by operating activities" - "Capital expenditures (including acquisition)"

5) Prescription Pharmaceuticals

(billions of yen)

Years Ended/Ending March 31 Description / *Product*	2005	2006	2007	**2008**	YoY %	2009 est.
Alzheimer's type dementia treatment *ARICEPT*	35.1	42.3	49.7	**62.3**	125.4	72.0
Proton pump inhibitor *PARIET*	19.4	27.6	30.7	**37.1**	121.0	41.0
Peripheral neuropathy treatment *METHYCOBAL*	30.9	32.1	31.4	**31.7**	100.7	31.0
Gastritis/gastric ulcer treatment *SELBEX*	22.7	21.7	19.3	**18.2**	94.2	16.0
Osteoporosis treatment *ACTONEL*	-	4.0	7.5	**8.2**	109.0	10.0
Muscle relaxant *MYONAL*	8.5	8.5	8.2	**8.0**	98.0	6.5
Non-ionic contrast medium *IOMERON*	8.9	8.7	8.3	**7.9**	95.3	7.5
Osteoporosis treatment *GLAKAY*	9.0	8.4	7.5	**6.4**	86.3	5.5
Genetically engineered glucagon preparation *GLUCAGON G NOVO*	4.2	4.4	4.1	**3.9**	94.6	3.5
Long-acting isosorbide denigrate preparation *NITOROL-R*	4.8	4.4	3.9	**3.4**	87.4	3.0
Others	52.8	49.5	46.5	**44.7**	96.3	52.0
Prescription pharmaceuticals total	196.3	211.5	217.0	**231.8**	106.8	248.0

* The sales of Actonel have been booked since October 2005 after Eisai launched its marketing.

6) Exports by Products

(billions of yen)

Years Ended/Ending March 31 *Product*	2005	2006	2007	**2008**	YoY %	2009 est.
ARICEPT	21.1	22.8	23.1	**28.1**	121.6	24.5
ACIPHEX/PARIET	22.0	26.8	28.4	**25.1**	88.3	21.0
Others	2.9	4.3	4.4	**7.5**	169.3	7.5
Exports total	45.9	53.9	55.9	**60.7**	108.5	53.0

7) Consumer Health Care Products

(billions of yen)

Years Ended/Ending March 31 Description / *Product*	2005	2006	2007	**2008**	YoY %	2009 est.
Vitamin B2 preparation *CHOCOLA BB* Group	8.4	8.3	8.8	**9.5**	108.3	10.0
Active-type Vitamin B12 *NABOLIN* Group	1.4	1.4	1.9	**2.3**	118.8	2.5
JUVELUX / Natural Vitamin E preparation *Vitamin-E* Group	2.2	1.8	1.8	**1.7**	92.2	1.5
Stomach ache and heartburn treatment *SACLON* Group	2.1	1.9	1.8	**1.6**	88.9	1.5
Others	4.7	4.2	5.3	**5.1**	94.7	4.5
Consumer health care products total	18.8	17.6	19.6	**20.1**	102.4	20.0

8) Gross Profit/Manufacturing Cost

(1) Breakdown of Cost of Sales

(billions of yen)

Years Ended March 31	2005	2006	2007	**2008**
Net sales	307.9	332.0	351.6	**389.2**
Cost of sales	77.7	78.0	80.1	**76.1**
Beginning inventory (+)	13.5	11.8	12.3	**15.2**
Manufacturing cost (+)	40.1	39.3	42.0	**38.3**
Product purchase (+)	24.3	26.3	25.5	**26.1**
Account transfer (+)	11.7	12.9	15.6	**12.4**
Ending inventory (-)	11.8	12.3	15.2	**15.9**
COGS ratio to net sales (%)	25.2	23.5	22.8	**19.6**
(Reversal of) provision for sales returns	(0.1)	(0.0)	0.1	**(0.1)**
Gross profit	230.4	254.0	271.6	**313.2**

* Manufacturing cost is being indicated on actual cost basis from this fiscal year. Past data are adjusted on the same basis.

(2) Breakdown of Manufacturing Cost

(billions of yen)

Years Ended March 31	2005	2006	2007	**2008**
Total manufacturing cost	43.8	45.1	48.2	**44.2**
Raw materials	15.0	14.6	18.1	**14.7**
Labor cost	13.3	12.9	11.9	**10.9**
Expenses	15.5	17.7	18.3	**18.6**
Beginning inventory of semi-finished goods and work-in-process (+)	7.4	8.6	9.5	**9.4**
Ending inventory of semi-finished goods and work-in-process (-)	8.6	9.5	9.4	**9.3**
Account transfer (+)	(2.6)	(4.9)	(6.3)	**(5.9)**
Manufacturing cost	40.1	39.3	42.0	**38.3**

* Manufacturing cost is being indicated on actual cost basis from this fiscal year. Past data are adjusted on the same basis.

9) Overseas R&D Expenses/SG&A Expenses

Years Ended March 31	2005	2006	2007	**2008**
R&D expenses	77.1	92.9	106.4	**134.0**
Overseas R&D expenses	31.2	42.7	53.6	**77.1**
[Ratio of overseas R&D expenses to R&D expenses] (%)	[40.5]	[46.0]	[50.4]	**[57.5]**
SG&A expenses	85.6	95.8	100.2	**106.1**
Personnel expenses	35.4	34.4	32.6	**31.5**
Marketing expenses	32.8	37.8	42.3	**46.2**
Administrative expenses and others	17.5	23.5	25.3	**28.5**
SG&A expenses (including R&D expenses)	162.8	188.6	206.5	**240.1**
Ratio of SG&A expenses (including R&D expenses) to net sales (%)	52.8	56.8	58.7	**61.7**

10) Balance Sheets Data

<Assets>

(billions of yen)

March 31	2005	2006	2007	**2008**
Current assets	249.3	278.2	245.7	**306.1**
Fixed assets	281.3	294.7	328.0	**671.1**
Property, plant and equipment	84.1	82.7	80.4	**83.4**
Intangible assets	17.8	26.5	30.3	**33.5**
Investments and other assets	179.4	185.5	217.4	**554.3**
Total assets	530.6	572.9	573.7	**977.3**

* Past data have been reclassified in accordance with the new segmentation of this fiscal year.

<Liabilities and Equity>

(billions of yen)

March 31	2005	2006	2007	**2008**
Total liabilities	98.9	107.7	106.2	**505.9**
Current liabilities	67.9	74.6	76.9	**434.3**
Long-term liabilities	30.9	33.1	29.3	**71.6**
Total equity	431.7	465.2	467.5	**471.4**
Owners' equity	422.8	445.4	447.9	**461.2**
Net unrealized gain and translation adjustments	9.0	19.8	19.3	**9.6**
Stock acquisition rights	-	-	0.3	**0.6**
Total liabilities and equity	530.6	572.9	573.7	**977.3**

* Past data have been reclassified in accordance with the new segmentation of this fiscal year.

9. Stock Information

1) Issued Stock and Shareholder Information

As of March 31, 2008

Total Number of Authorized Shares (shares)	Number of Shares Outstanding (shares)	[Number of Treasury Stock] (shares)	Number of Shareholders (persons)	Average Number of Shares per Shareholder (shares)
1,100,000,000 shares	296,566,949 shares	[11,665,319 shares]	66,930	4,431

* Number of shares of outstanding includes number of treasury stocks.

2) Top 10 Shareholders

As of March 31, 2008

Name	Shares (1,000 shares)	%
The Master Trust Bank of Japan, Ltd. (Trust Account)	15,645	5.28
Nippon Life Insurance Company	15,344	5.17
Japan Trustee Services Bank, Ltd. (Trust Account)	12,554	4.23
Saitama Resona Bank, Limited	12,398	4.18
The Chase Manhattan Bank N.A. London S.L. Omnibus Account	9,953	3.36
Nomura Securities Co., Ltd.	6,517	2.20
Eisai Employee Shareholding Association	5,639	1.90
Sumitomo Life Insurance Company	5,015	1.69
Mizuho Corporate Bank, Ltd.	4,680	1.58
Deutsche Securities Inc.	4,315	1.46

* Treasury stock (11,665 thousands shares, 3.93%) is excluded as it has no voting rights.
* Number of shares less than one thousand has been omitted.

3) Number of Shareholders by Category

(persons)

	2007 31-Mar	%	**2008 31-Mar**	%	Inc./(Dec.)
Financial Institutions	190	0.4	**217**	0.3	27
Securities Companies	63	0.2	**74**	0.1	11
Other Japanese Corporations	1,081	2.5	**1,300**	2.0	219
Corporations Outside Japan, etc.	541	1.3	**493**	0.7	(48)
Individuals and Others	40,974	95.6	**64,846**	96.9	23,872
Total	42,849	100.0	**66,930**	100.0	24,081

4) Number of Shares Held by Category

(1,000 shares)

	2007 31-Mar	%	**2008 31-Mar**	%	Inc./(Dec.)
Financial Institutions	114,782	38.7	**117,703**	39.7	2,921
Securities Companies	13,522	4.5	**15,233**	5.2	1,710
Other Japanese Corporations	22,799	7.7	**22,884**	7.7	84
Corporations Outside Japan, etc.	92,214	31.1	**76,479**	25.8	(15,735)
Treasury Stock	12,437	4.2	**11,665**	3.9	(772)
Individuals and Others	40,810	13.8	**52,600**	17.7	11,790
Total	296,566	100.0	**296,566**	100.0	-

* Number of shares less than one thousand has been omitted.

5) Breakdown of Shareholders Holding Size/Number of Shareholders

(persons)

	2007 31-Mar	%	**2008 31-Mar**	%	Inc./(Dec.)
1 million shares and over	54	0.1	**52**	0.1	(2)
100,000 ~ 999,999 shares	178	0.4	**184**	0.3	6
10,000 ~ 99,999 shares	728	1.7	**801**	1.2	73
1,000 ~ 9,999 shares	9,878	23.1	**12,452**	18.6	2,574
100 ~ 999 shares	28,552	66.6	**49,160**	73.4	20,608
less than 100 shares	3,459	8.1	**4,281**	6.4	822
Total	42,849	100.0	**66,930**	100.0	24,081

6) Breakdown by Shareholder Holding Size/Number of Shares Held

(1,000 shares)

	2007 31-Mar	%	**2008 31-Mar**	%	Inc./(Dec.)
1 million shares and over	188,110	63.4	**181,692**	61.3	(6,418)
100,000 ~ 999,999 shares	60,735	20.5	**57,209**	19.3	(3,526)
10,000 ~ 99,999 shares	19,568	6.6	**20,176**	6.8	608
1,000 ~ 9,999 shares	21,572	7.3	**26,253**	8.8	4,681
100 ~ 999 shares	6,443	2.2	**11,056**	3.7	4,613
less than 100 shares	136	0.0	**177**	0.1	41
Total	296,566	100.0	**296,566**	100.0	-

* Number of shares less than one thousand has been omitted.

10. Consolidated Subsidiaries - Associated Companies

1) Consolidated Subsidiaries (63 companies)

(1) Subsidiaries Outside Japan (51 companies)

As of March 31, 2008

Company Name	Location	Common Stock		Voting Rights	Description of Operations
		Unit: thousand			
Eisai Corporation of North America	New Jersey, USA	3,416,700	US$	100.00%	U.S. regional headquarters/holding company
Morphotek, Inc.	Pennsylvania, USA	355,000	US$	100.00%	Pharma. basic research/clincial research
Eisai Inc.	New Jersey, USA	151,600	US$	100.00%	Pharma. production/sales
Eisai Research Institute of Boston Inc.	Massachusetts, USA	115,300	US$	100.00%	Basic research, clincial trial process research/production
MGI PHARMA, INC.	Minnesota, USA	815	US$	100.00%	Pharma. basic research/clincial research, production, sales
Eisai Medical Research Inc.	New Jersey, USA	1,000	US$	100.00%	Pharma. clinical research
Eisai Machinery U.S.A. Inc.	New Jersey, USA	1,000	US$	100.00%	Pharma. machinery sales
Eisai Europe Ltd.	London, U.K.	105,261	UKPS	100.00%	European regional headquarters/holding company
Eisai Ltd.	London, U.K.	15,548	UKPS	100.00%	Pharma. clinical/sales research
Eisai London Research Laboratories Ltd.	London, U.K.	12,000	UKPS	100.00%	Basic research
Eisai Manufacturing Ltd.	Hertfordshire, U.K.	2,000	UKPS	100.00%	-
Eisai GmbH	Frankfurt, FRG	7,669	EUR	100.00%	Pharma. sales
Eisai Machinery GmbH	Cologne, FRG	1,278	EUR	100.00%	Pharma. machinery production/sales
Eisai S.A.S.	Paris, France	19,500	EUR	100.00%	Pharma. production/sales
Eisai B.V.	Amsterdam, Netherlands	540	EUR	100.00%	Pharma. production/sales
Eisai Farmacêutica S.A.	Madrid, Spain	4,000	EUR	100.00%	Pharma. marketing
Eisai S.r.l.	Milan, Italy	3,500	EUR	100.00%	Pharma. sales
Eisai Pharma AG	Zurich, Switzerland	3,000	CHF	100.00%	Pharma. sales
Eisai AB	Stockholm, Sweden	10,000	SEK	100.00%	Pharma. sales
EF-Eisai Farmacêutica, Unipessoal Lda.	Lisbon, Portugal	4,000	EUR	100.00%	-
Eisai SA/NV	Brussels, Belgium	7,000	EUR	100.00%	-
P.T. Eisai Indonesia	Jakarta, Indonesia	5,000	US$	100.00%	Pharma. production/sales
Eisai Asia Regional Services Pte. Ltd.	Singapore, Singapore	26,400	S$	100.00%	Asian subsidiaries holding company
Eisai (Singapore) Pte. Ltd.	Singapore, Singapore	300	S$	100.00%	Pharma. sales
Eisai Clinical Research Singapore Pte. Ltd.	Singapore, Singapore	10	S$	100.00%	Pharma. clinical research
Eisai (Malaysia) Sdn. Bhd.	Petaling Jaya, Malaysia	470	M$	100.00%	Pharma. sales
Eisai (Thailand) Marketing Co., Ltd.	Bangkok, Thailand	11,000	Baht	49.90%	Pharma. production/sales
Eisai Taiwan Inc.	Taipei, Taiwan	270,000	NT$	100.00%	Pharma. production/sales
Eisai China Inc.	Suzhou, China	319,205	RMB	100.00%	Pharma. production/sales
Eisai (Hong Kong) Co., Ltd.	Hong Kong, China	500	HK$	100.00%	Pharma. sales
Eisai Korea Inc.	Seoul, Korea	3,512,000	Won	100.00%	Pharma. sales
HI-Eisai Pharmaceutical Inc.	Manila, Philippines	56,250	Peso	50.00%	Pharma. production/sales
Eisai Pharmaceuticals India Pte. Ltd.	Maharashtra, India	160,000	INR	100.00%	Pharma. production/sales
Eisai Pharmatechnology & Manufacturing Pte. Ltd.	Andhra Pradesh, India	604,000	INR	100.00%	-
Eisai Australia Pty. Ltd.	Sydney, Australia	1,000	A$	100.00%	-

* The closing date of Eisai's consolidated subsidiaries is March 31 excluding Eisai China Inc. (December 31). Eisai China Inc. started provisional financial settlement on March 31 from the fiscal year ended March 2007.
* Eisai (Thailand) Marketing Co., Ltd., and HI-Eisai Pharmaceutical Inc., are concidered as Eisai's consolidated subsidiaries under the "controlling entity" standard though Eisai's voting rights for these companies are no more than 50%.
* MAB Acquisition Corporation (MAB) was merged with Morphotek, Inc.(U.S.) being surviving company in April 2007.
* Eisai SA/NV was established in Belgium in September 2007.
* Jaguar Acquisition Corporation had been established as a preparation company for the acquisition in December 2007, was merged with MGI PHARMA, INC. being the surviving company in January 2008. Other 16 subsidiaries of MGI PHARMA, INC. are included in consolidation.
* Eisai Machinery Shanghai, Inc. for marketing support and maintenance of pharmaceutical manufacturing machinery was established in China in April 2008.
* Fractions figures in "Common Stock" are rounded down.

(2) Subsidiaries in Japan (12 companies)

As of March 31, 2008

Company Name	Location	Common Stock	Equity (%) Ownership	Description of Operations
Sanko Junyaku Co., Ltd.	Tokyo	5,262 million yen	100.00%	Diagnostic product prod./sales
Sannova Co., Ltd.	Gunma Pref.	926 million yen	79.96%	Pharm. production/sales
Elmed Eisai Co., Ltd.	Tokyo	450 million yen	100.00%	Pharm. sales
Eisai Food & Chemicals Co., Ltd.	Tokyo	101 million yen	100.00%	Food additives/chemicals sales
Eisai Machinery Inc.	Tokyo	100 million yen	100.00%	Pharm. machinery prod./sales
KAN Research Institute, Inc.	Hyogo Pref.	70 million yen	100.00%	Basic research
Eisai Distribution Co., Ltd.	Kanagawa Pref.	60 million yen	100.00%	Pharm. distribution
Palma Bee'Z Research Institute Co., Ltd.	Tokyo	50 million yen	100.00%	Diagnostic product research
Eisai R&D Management Co., Ltd.	Tokyo	11 million yen	100.00%	Management of drug development/research
Sunplanet Co., Ltd.	Tokyo	455 million yen	84.96%	Administrative/Catering/Printing service/Real estate management
Clinical Supply Co., Ltd.	Gifu Pref.	80 million yen	84.80%	Medical devices prod./sales
Eisai Seikaken Co., Ltd.	Tokyo	50 million yen	70.00%	Agro-chemical prod./sales

* Sanko Junyaku became a wholly-owned subsidiary of Eisai on October 1, 2007 following the delisting from JASDAQ on September 25 through a share exchange. In acordance with the subsidiarizarion, Eisai's voting rights for Palma Bee'Z Research Institute Co., Ltd. increased to 100.00%.

* Fractions figures in "Common Stock" are rounded down.

2) Equity in Earnings in Associated Companies (1 company)

As of March 31, 2008

Company Name	Location	Common Stock	Equity (%) Ownership	Description of Operations
Bracco-Eisai Co., Ltd.	Tokyo	340 million yen	49.00%	Contrast media import/prod./sales

* Fiscal year of Bracco-Eisai Co., Ltd. ends on December 31.

* Fractions figures in "Common Stock" are rounded down.

11. Personnel Information

1) Consolidated Personnel Information

(persons)

March 31	2005	2006	2007	**2008**
Total	8,295	9,081	9,649	**10,686**
Japan	4,993	5,144	5,334	**5,453**
U.S.	1,537	1,787	1,975	**2,699**
Europe	503	650	765	**861**
Asia	1,262	1,500	1,575	**1,673**

2) Personnel Information

(persons)

March 31	2005	2006	2007	**2008**
Total employees (permanent employees)	3,783	3,906	4,050	**4,137**
Production	841	817	819	**800**
Research and development	997	1,032	1,101	**1,123**
Sales, marketing and administration	1,945	2,057	2,130	**2,214**
Total personnel cost (billions of yen)	65.3	64.0	60.9	**57.9**

* From this fiscal year, the number of total employees consists of all employees Eisai Co., Ltd. excluding secondees to other companies and of Eisai's affiliated companies. Past data are adjusted accordingly.

12. Major R&D Pipeline Candidates

By Development Stages

New Approval

Product Name Research Code	Indication/Mode of Action or Category	Region	Approved Date	Form.
○ TAMBOCOR (E0735)	Additional indication: paroxysmal atrial fibrillation/flutter	Japan	June, 2007	Oral
○ ARICEPT (E2020)	Additional indication: severe Alzheimer's disease, Additional formulation	Japan	August, 2007	Oral
○ PARIET (E3810)	Additional indication: secondary eradication of H. Pylori infection	Japan	August, 2007	Oral
◎ VASOLAN (E0103)	Additional indication: atrial fibrillation/flutter, paroxysmal supraventricular tachycardia	Japan	February, 2008	Oral
◎ ALOXI	Additional indication: prevention of postoperative nausea and vomiting	US	February, 2008	Inj.
◎ HUMIRA (D2E7)	Rheumatoid arthritis/human anti TNF-alpha monoclonal antibody (generic name: adalimumab)	Japan	April, 2008	Inj.

Under Review/Preparing for Submission

Product Name Research Code	Indication/Mode of Action or Category	Region	Submission /Target	Form.
ARICEPT (E2020)	Additional indication: vascular dementia	US (EU)	November, 2002 (in preparation)	Oral
T-614	Rheumatoid arthritis (generic name: iguratimod)	Japan	September, 2003	Oral
ARICEPT (E2020)	Additional formulation: liquid formulation	EU	May, 2004	Oral
E2080	Anti-epilepsy agent (generic name: rufinamide)	US	January, 2006	Oral
E2014	Cervical dystonia treatment/botulinum toxin type B	Japan	December, 2006	Inj.
IOMERON (E7337)	Additional indication: nonionic X-ray contrast medium in computerized tomography	Japan	March, 2007	Inj.
○ GASMOTINE	Gastroprokinetic agent (generic name: mosapride)	Asia	May, 2007	Oral
○ CLEVUDINE	Anti-hepatitis B Agent (generic name: clevudine)	Asia	May, 2007	Oral
○ HUMIRA (D2E7)	Additional Indicaton: psoriasis /human anti TNF-alpha monoclonal antibody	Japan	September, 2007	Inj.
○ KES524	Obesity management/central acting serotonin & noradrenalin reuptake inhibitor (generic name: sibutramine)	Japan	November, 2007	Oral
○ AQUAVAN	Sedative agent/sedation of patients undergoing brief diagnostic or surgical procedures such as colonoscopy and bronchoscopy	US	December, 2007	Inj.
◎ ALOXI	Additional formulation: oral formulation (chemotherapy-induced nausea and vomiting)	US	January, 2008	Oral
◎ ACIPHEX (E3810)	Additional indication: short-term treatment of gastro-esophageal reflux disease in adolescents	US	February, 2008	Oral
◎ ARICEPT (E2020)	Additional formulation: jelly formulation	Japan	March, 2008	Oral
◎ GLUFAST	Rapid-acting insulin secretagogue agent (generic name: mitiglinide)	Asia	March, 2008	Oral
○ PARIET (E3810)	Non-erosive gastro-esophageal reflux disease	Japan	FY2008 (resubmission)	Oral

*The submission dates for the products developed in the U.S. indicated in this list are the dates when the U.S. Food and Drug Administration (FDA) accepted the application.

○ : updates from April 2007 ◎ : updates from January 2008

Clinical (Phase III-II)

	Product Name Research Code	Indication/Mode of Action or Category	Region	Phase	Submission Target	Form.
O	E5564	Severe sepsis treatment/endotoxin antagonist (generic name: eritoran)	US EU Japan	III III III	FY2009	Inj.
	E7389	Anti-cancer agent (breast cancer)/microtubule growth suppressor (generic name: eribulin)	US EU Japan	III III II	FY2009	Inj.
	AS-3201	Diabetic complications treatment/aldose reductase inhibitor (generic name: ranirestat)	US	III	FY2012	Oral
O	ARICEPT (E2020)	Additional formulation: sustained release formulation	US EU	III III	FY2009	Oral
◎	ACIPHEX (E3810)	Additional formulation: long-acting formulation	US	III		Oral
	SAFORIS	Oral mucositis treatment/glutamine suspended solution	US	III		Topical/ Oral
O	ZONEGRAN	Additional indication: anti-epilepsy monotherapy	EU	III	FY2010	Oral
O	ZONEGRAN	Additional indication: anti-epilepsy pediatric indication	EU	III	FY2009	Oral
	DACOGEN	Additional indication: efficacy in myelodysplastic syndrome (MDS) survival benefit	US	III		Inj.
	DACOGEN	Additional indication: acute myeloid leukemia (AML)	US	III		Inj.
◎	HUMIRA (D2E7)	Additional Indication: juvenile rheumatoid arthritis / human anti TNF-alpha monoclonal antibody	Japan	III	FY2011	Inj.
◎	HUMIRA (D2E7)	Additional Indication: ankylosing spondylitis/ human anti TNF-alpha monoclonal antibody	Japan	III		Inj.
	CLEVUDINE	Chronic anti-hepatitis B Agent (generic name: clevudine)	China	preparing for III		Oral
	E0302	Amyotrophic Lateral Sclerosis (ALS) (generic name: mecobalamine)	Japan	II/III		Inj.
	HUMIRA (D2E7)	Additional Indication: Crohn's disease/ human anti TNF-alpha monoclonal antibody	Japan	II/III	FY2009	Inj.
	AMOLIMOGENE	Cervical dysplasia/therapeutic DNA vaccine	US	II/III		Inj.
	E2007	Anti-epilepsy agent/AMPA receptor antagonist (generic name: perampanel)	US EU	II II		Oral
O	E2007	Neuropathic pain/AMPA receptor antagonist (generic name: perampanel)	US EU	II II		Oral
	E2007	Multiple sclerosis/AMPA receptor antagonist (generic name: perampanel)	EU	II		Oral
	E2007	migraine headache prophylaxis/AMPA receptor antagonist (generic name: perampanel)	US	II		Oral
	E5555	Acute coronary syndrome/thrombin receptor antagonist	US EU Japan	II II II	FY2012	Oral
	E5555	Atherothrombotic disease/thrombin receptor antagonist	US EU Japan	II II II	FY2012	Oral
O	E6201	Psoriasis/novel MEK-1/MEKK-1 kinase inhibitor	US	II		Topical
	E7389	Anti-cancer agent (non-small cell lung cancer)/microtubule growth suppressor (generic name: eribulin)	US	II		Inj.
	E7389	Anti-cancer agent (prostate cancer)/microtubule growth suppressor (generic name: eribulin)	US EU	II II		Inj.
	E7389	Anti-cancer agent (sarcoma)/microtubule growth suppressor (generic name: eribulin)	EU	II		Inj.

O: updates from April 2007 ◎: updates from January 2008

Clinical (Phase III-II continued)

	Product Name Research Code	Indication/Mode of Action or Category	Region	Phase	Submission Target	Form.
○	E7820	Anti-cancer agent (colon cancer)/Alpha 2 integrin expression inhibitor	US	II		Oral
	AKR-501	Thrombocytopenia treatment/thrombopoietin receptor agonist	US	II		Oral
	MORAb-003	Anti-cancer agent (ovarian cancer)/monoclonal antibody	US	II		Inj.
○	MORAb-009	Anti-cancer agent (pancreatic cancer)/ monoclonal antibody	US	II		Inj.
○	ARICEPT (E2020)	Additional indication: pediatric indication	US	II		Oral
○	ARICEPT (E2020)	Additional indication: dementia with Lewy bodies	Japan	II		Oral
	IROFULVEN	Anti-cancer agent (prostate and other cancer) /DNA synthesis inhibitor	US	II		Oral
	E7210 (suspended)	Ultrasonic contrast medium	Japan	II		Inj.

○: updates from April 2007 ◎: updates from January 2008

*E2007 Parkinson's disease program in US/EU (Phase III) has been terminated.

*ARICEPT Migraine Headache Prophylaxis program in US/EU (Phase II) has been terminated.

By Therapeutic Areas

Neurology

Product Name Research Code	Description	Development Status	Origin
ARICEPT (E2020)	Currently approved acetylcholinesterase inhibitor for the treatment of dementia due to Alzheimer's disease.	**Additional Indications** Severe Alzheimer's disease: approved (Japan/US) Vascular dementia: under review (US) Pediatric: Phase II (US) Lewy bodies dementia: Phase II (Japan) **Additional formulations** Liquid: under review (EU) Jelly: under review (Japan) Sustained release formulation: Phase III (EU/US)	in-house
E2007	The generic name is perampanel. It could potentially be developed for treating a variety of neurodegenerative disorders by selectively antagonizing the AMPA-type glutamate receptor.	Epilepsy: Phase II (EU/US) Neuropathic pain: Phase II (EU/US) Migraine headache prophylaxis: Phase II (US) Multiple sclerosis: Phase II (EU)	in-house
AS-3201	The generic name is ranirestat. It is being investigated as a potential treatment for diabetic complications via its ability to strongly inhibit aldose reductase.	Diabetic neuropathy: Phase III (US)	Dainippon Sumitomo Pharma
rufinamide (E2080)	The agent has been approved in Europe for adjunctive therapy in Lennox-Gastaut syndrome. (The brand name in the US has not been decided.)	Adjunctive therapy in Lennox-Gastaut Syndrome and partial-onset seizures in adult and adolescent patients with epilepsy: under review (US)	Novartis
ZONEGRAN	The generic name is zonisamide. It is believed to have a broad anti-epileptic action and to be well-tolerated. Currently indicated as adjunctive therapy for partial seizures in adults with epilepsy.	**Additional indications** Monotherapy: Phase III (EU) Pediatric indication: Phase III (EU)	Dainippon Sumitomo Pharma
E0302	Mecobalamine is widely used for the treatment of peripheral neuropathy in Japan. A Phase II/III study for amyotrophic lateral sclerosis (ALS) is ongoing.	Amyotrophic lateral sclerosis: Phase II/III (Japan)	in-house
E2014	Botulinum toxin acts on cholinergic nerve ending synapses and inhibits the release of acetylcholine to relax muscles.	Cervical dystonia: under review (Japan)	Solstice Neuro-sciences

Gastrointestinal Disorders

Product Name Research Code	Description	Development Status	Origin
PARIET /ACIPHEX (E3810)	The agent is a proton pump inhibitor and is approved for various gastrointestinal disorders such as peptic ulcers, reflux esophagitis and eradication of H. Pylori infection.	**Additional indications** Secondary eradication in H. Pylori infection: Approved (Japan) Non-erosive gastro-esophageal reflux disease (GERD): in preparation for resubmission (Japan) GERD in adolescents: under review (US) **Additional formulation** Long-acting formulation: Phase III (US)	in-house
GASMOTIN	The generic name is mosapride citrate. It is a selective serotonin 5-HT_4 receptor agonist which has gastroprokinetic and gastric evacuation effects by enhancing acetylcholine release.	Gastroprokinetic agent: under review (Thailand, Malaysia, Indonesia, Philippines), prepared for submission (six Asian countries including some ASEAN members)	Dainippon Sumitomo Pharma

Oncology & Supportive Care

Product Name Research Code	Description	Development Status	Origin
E7389	The generic name is eribulin. It is a synthetic analog of Halichondrin B derived from marine sponges. It prevents tumor development by inhibiting cell division through supression of microtubule growth. POC was achieved in breast cancer.	Breast cancer: Phase III (EU/US), Phase II (Japan) NSCLC: Phase II (US) Prostate cancer: Phase II (EU/US) Sarcoma: Phase II (EU)	in-house
E7820	The compound is an alpha 2 integrin expression inhibitor.	Colon cancer: Phase II (US)	in-house
MORAb-003	The compound is a humanized IgG1 MAb to folate receptor alpha.	Ovarian cancer: Phase II (US)	in-house (Morphotek)
MORAb-009	The compound is a humanized IgG1 MAb that targets mesothelin.	Pancreatic cancer: Phase II (US)	in-house (Morphotek)
DACOGEN	The generic name is decitabine. It shows an anti-cancer activity through inhibition of DNA methylation. It is currently approved for myelodysplastic syndrome (MDS) in the United States.	**Additional indications** Acute myeloid leukemia: Phase III (US) Efficacy in survival benefit in MDS patients: Phase III (US)	in-house (MGI)
IROFULVEN	This compound is expected to show an anti-cancer effect by its DNA synthesis inhibiting action.	Prostate cancer: Phase II (US)	in-house (MGI)
ALOXI	The agent is approved for chemotherapy-induced nausea and vomiting (CINV) with its serotonin (5-HT_3) receptor antagonizing action in the United States. An additional indication was approved for postoperative nausea and vomiting (PONV).	**Additional indication** PONV: approved (US) **Additional formulation** Oral formulation (CINV) : under review (US)	in-house (MGI)
AKR-501	The agent is an orally available thrombopoietin receptor agonist.	Idiopathic thrombocytopenic purpura: Phase II (US)	in-house (MGI)
AMOLIMOGENE	The agent is a therapeutic DNA vaccine that acts against human papillomavirus.	Cervical dysplasia: Phase II/III (US)	in-house (MGI)
AQUAVAN	The agent is a water-soluble prodrug of propofol.	Sedation of patients undergoing brief diagnostic or surgical procedures such as colonoscopy and bronchoscopy: under review (US)	in-house (MGI)
SAFORIS	The agent is a topical, oral suspension of glutamine to protect oral mucositis from damaging effect of chemotherapy.	Oral mucositis: Phase III (US)	in-house (MGI)

Immunology and Inflammatory Diseases

Product Name Research Code	Description	Development Status	Origin
HUMIRA (D2E7)	The generic name is adalimumab. It is a human anti TNF-alpha monoclonal antibody.	Rheumatoid arthritis: approved (Japan) Additional indication Psoriasis: under review (Japan) Juvenile rheumatoid arthritis: Phase III (Japan) Ankylosing spondylitis: Phase III (Japan) Crohn's disease: Phase II/III (Japan)	Abbott
E6201	The agent is a novel MEK-1/MEKK-1kinase inhibitor.	Psoriasis: Phase II (US)	in-house
T-614	The agent suppresses lymphocyte proliferation, immunoglobulin and inflammatory cytokine production.	Rheumatoid arthritis: under review (Japan)	Toyama Chemical

Other Therapeutic Areas

Product Name Research Code	Description	Development Status	Origin
E5564	The generic name is eritoran. It shows synthetic endotoxin antagonist action and the safety profile and efficacy were confirmed in severe sepsis caused by endotoxin from various types of gram-negative bacteria.	Severe sepsis: Phase III (Global Development Program)	in-house
E5555	The compound inhibits platelet aggregation and smooth-muscle proliferation based on thrombin receptor antagonistic action.	Acute coronary syndrome: Phase II (Japan/US/EU) Atherothrombotic disease: Phase II (Japan/US/EU)	in-house
IOMERON (E7337)	The agent received approval as a non-ionic X-ray contrast medium in computerized tomography in Japan.	**Additional Indication** Contrast medium in computerized tomography: under review (Japan)	Bracco
TAMBOCOR (E0735)	The agent blocks sodium channels in the cardiac muscle. It has been already approved in Japan for the treatment of ventricular tachyarrhythmia.	**Additional Indication** Paroxysmal atrial fibrillation/flutter: Approved (Japan)	inova
VASOLAN (E0103)	The agent is a calcium channel blocker with coronary/peripheral vasodilator actions. It was previously approved in Japan for the treatment of ischaemic heart disease.	**Additional Indication** Atrial fibrillation/flutter, paroxysmal supraventricular tachycardia: Approved (Japan)	Abbott
KES524	The generic name is sibutramine. It inhibits the reuptake of the cerebral neurotransmitters noradrenalin and serotonin. By enhancing the feeling of satiety and increasing energy consumption, it is expected to promote the loss of body weight.	Obesity management: under review (Japan)	Abbott
CLEVUDINE	The compound is a DNA polymerase inhibitor that shows efficacy as an anti-virus agent for chronic hepatitis caused by hepatitis B virus.	Chronic hepatitis B: under review (Malaysia/Thailand/Indonesia/Philippines/India), submission in preparation (three Asian countries including some ASEAN member countries), in preparation for Phase III (China)	Bukwang
GLUFAST	The generic name is mitiglinide. It is an agonist for sulfonylurea receptors in pancreatic beta cells and reduces blood glucose levels by accelerating insulin release.	Diabetes: under review (Malaysia), submission in preparation (nine ASEAN member countries)	Kissei Pharma-ceuticals
E7210	The compound is an ultrasonic contrast medium based on the principle of ultrasounds reflection by micro bubbles.	Suspended (Japan)	Bracco

13. Major Events

Date	Description
April 2007	· Announced temporary withdrawal of the application for ARICEPT in Europe for the treatment of severe Alzheimer's disease <announced on April 13>
	· Completed the acquisition of a U.S. based biopharmaceutical company Morphotek Inc. <announced on April 17>
	· ACTONEL 17.5 mg tablets (a once-weekly treatment of osteoporosis) received approval in Japan <announced April 18>
	· Announced complete subsidiarization of Sanko Junyaku Co., Ltd. <announced on April 26>
May	· FRAGMIN (injectable anti-clotting agent) received the U.S. FDA approval for extended treatment to reduce the recurrence of blood clots in patients with cancer <announced on May 7>
	· Introduced Chocola BB Light 2 Vitamin B_2 Drink with enhanced formula and reduced calories <announced on May 7>
	· Obtained favorable ruling in ACIPHEX patent infringement lawsuit in the U.S. <announced on May 12>
	· Announced basic principle and policies concerning reduction of minimum trading lots for shares <announced on May 15>
	· Announced outline of new stock option (new share subscription right) <announced on May 15>
	· Submitted an application for GASMOTINE (gastroprokinetic agent) in Thailand for the treatment of functional dyspepsia <announced on May 15>
	· Signed an agreement with Solstice Neurosciences for commercialization of NEUROBLOC (botulinum toxin type B agent) for Europe <announced on May 15>
June	· Signed an agreement with Kissei Pharmaceutical Co., Ltd. for development and commercialization of GLUFAST (rapid-acting insulin secretagogue) for the 10 ASEAN countries <announced on June 12>
	· Launched ACTONEL 17.5 mg tablets (a once-weekly antiosteoporotic agent) in Japan <announced on June 15>
	· Launched INOVELON (anti-epileptic agent) in Germany <announced on June 18>
	· Announced allotment of stock option (new share subscription right) <announced on June 22>
	· TAMBOCOR (antiarrthymic treatment) received approval in Japan for paroxysmal a trial fibrillation/flutter <announced on June 26>
July	· Details announced for stock option (new share subscription right) <announced on July 9>
	· Launched NITOROL injection 5mg syringe and NITOROL continuous intravenous infusion 25mg syringe" (the first nitric acid syringe formulations approved in Japan) <announced on July 11>
	· Launched the individually-wrapped tablets of SELBELLE (stomach medication which promotes the secretion of gastric mucus and protects gastric mucosa) <announced on July 17>
	· In-licensing agreement signed with Sepracor Inc. for the insomnia treatment "eszopiclone" for Japan <announced on July 27>
	· Announced continuation of policy for protection of the company's corporate value and common interests of shareholders <announced on July 31>
August	· UK High Court ruled NICE guidance for Alzheimer's disease discriminatory <announced on August 10>
	· UK High Court ordered NICE to amend a guidance for Alzheimer's disease <announced on August 11>
	· ARICEPT received approval for additional efficacy and dosage and new formulation for treatment of severe Alzheimer's disease in Japan <August 23>
	· Announced co-promotion with Sanko Junyaku Co., Ltd. for PICOLUMI UCOC, a new diagnostic agent used in Vitamin K_2 medication therapy for the patients with osteoporosis <announced on August 23>
	· PARIET received approval for secondary eradication of H. pylori in Japan <announced on August 24>

* Events above are listed in the order of execution dates and may not be consistent with the announcement dates.

Dates	Description
September	· Entered into an exclusive agreement with Salix Pharmaceuticals, Ltd. to co-promote COLAZAL for Ulcerative Colitis in U.S. <announced on September 5>
	· Announced co-promotion of Sanko Junyaku's PyloriTek Test Kit (H. Pylori infection diagnostic kit) in Japan <announced on July 27, the kit made available on September 11>
	· Submitted an application with Abbott Japan Ltd. for HUMIRA (fully human monoclonal anti-TNF alpha anti-body) to treat psoriasis <announced on September 25>
	· Signed an agreement with Kissei Pharmaceutical Co., Ltd. for development and commercialization of GLUFAST (rapid-acting insulin secretagogue) for China <announced on September 28>
	· Established a new pharmaceutical marketing subsidiary in Belgium <announced on September 28>
October	· Sanko Junyaku Co., Ltd. became Eisai's wholly-owned subsidiary
	· Announced change in regulatory submission strategy of E2007 for Parkinson's disease <announced on October 30>
November	· Submitted an application of a serotonin & noradrenalin reuptake inhibitor KES524 for obesity management in Japan <announced on November 29>
December	· Signed an exclusive licensing agreement with BioArctic Neuroscience AB for BAN2401, novel antibody treatment for Alzheimer's disease <announced on December 4>
	· A regional clinical research center in Singapore held opening ceremony to commence initiation of its operation <December 5>
	· UK Court of Appeal granted permission to challenge NICE judicial review verdict on Alzheimer's disease <December 5 (the local time in U.K.)>
	· Held ground-breaking ceremony for new manufacturing & research base in India <announced on December 6>
	· Signed a definitive merger agreement to acquire an U.S. biopharmaceutical company MGI PHARMA, INC. <announced on December 10>
	· Signed an in-licensing agreement with Minophagen Pharmaceutical for liver disease/allergic disease agents STRONGER NEO-MINOPHAGEN C and GLYCYRON tablets <announced on December 18>
	· Commenced cash tender offer for all outstanding shares of MGI PHARMA, INC. <December 21 (the local time in the U.S.)>
	· Announced launch of ARICEPT Tablet 10 mg and ARICEPT D Tablet 10 mg for treatment of severe Alzheimer's disease in Japan <announced on December 25>
	· Announced U.S. District Court decision about Eisai's legal action over ARICEPT ODT ANDA filing <announced on December 27>
January 2008	· The HSR waiting period was terminated early for Eisai's acquisition of MGI PHARMA, INC. <January 16 (the local time in the U.S.)>
	· Announced satisfaction of conditions to tender offer for MGI PHARMA, INC. shares <announced on January 23>
	· Subsequent offering period for the tender offer for MGI PHARMA, INC. shares expired <January 25 (the local time in the U.S.)>
	· Concluded changes to the sales scheme for HUMIRA, a fully human monoclonal antibody in the co-development & marketing agreement with Abbott Japan Co., Ltd. and Abbott Biotechnology Ltd. <announced on January 28>
	· Completed acquisition of MGI PHARMA, INC. <announced on January 29>
	· Finalized a license agreement for the additional indications for HUMIRA, a fully human monoclonal antibody with Abbott Japan Co., Ltd., and Abbott Biotechnology Ltd.. <announced on January 29>

* Events above are listed in the order of execution dates and may not be consistent with the announcement dates.

Dates	Description
February	· Decision announced for the additional study for PARIET for non-erosive gastro-esophageal reflux disease in Japan <announced on February 1>
	· Announced change in U.S. submission schedule for E7389 New Drug Application <announced on February 1>
	· Eisai and Accenture launch clinical data management in Accenture's delivery center in India under global outsourcing agreement <announced on February 13>
	· Launched CHOCOLA BB LUCENT C and CHOCOLA BB LUCENT C CREAM for blemishes and brown spots on skin <announced on February 28>
March	· The U.S. FDA granted priority review for ACIPHEX sNDA for short-term treatment of gastroesophageal reflux disease in Adolescents <announced on March 1>
	· VASOLAN (ischaemic heart disease treatment) received approval for atrial fibrillation/flutter and paroxysmal supraventricular tachycardia <announced on March 3>
	· The U.S. FDA approved ALOXI injection for prevention of postoperative nausea and vomiting <announced on March 3>
	· Eisai and M's Science signed option agreement for sigma agonist SA4503 <announced on March 12>
	· Launched LUMIPULSE KL-6 EISAI and LUMIPULSE PRESTO KL-6 EISAI, new KL-6 test kits that detect KL-6 (a marker of interstitial pneumonia,) in Japan <announced on March 13>
	· Submitted an application for ARICEPT oral jelly formulation in Japan <announced on March 14>
	· Announced a notice concerning shelf registration for issuance of straight bonds <announced on March 28>
	· Announced a notice concerning shelf registration for issuance of stock options <announced on March 28>
	· Eisai is granted favorable preliminary injunction ruling in ARICEPT patent infringement lawsuit against Teva Pharmaceuticals <announced on March 29>
April	· Eisai received a notification from the U.S. FDA that it may proceed with the clinical study for E2012, a potential next generation Alzheimer's disease treatment <announced on April 3>
	· Announced a status of the E2007 (AMPA-type glutamate receptor antagonist) development program <announced on April 11>
	· HUMIRA, a fully-human monoclonal anti-TNF- antibody received approval in Japan for the treatment of rheumatoid arthritis <announced on April 16>
	· European regulatory agency grants orphan status to anti-cancer agents MORAb-003 and MORAb-009 <announced on April 16>
	· Sanko Junyaku Co., Ltd., Roche Diagnostics K.K, and Nihon Kohden Corp. singed a sales agreement for CoaguChek XS and CoaguChek XS Plus for simple and quick PT-INR monitoring to be used for warfarin-treateed patients <announced on April 17>
	· Announced a notice of revised business forecast for fiscal year ended March 31, 2008, as a result of acquisition of MGI PHARMA, INC. <announced on April 21>
	· Introduced CHOCOLA BB ROYAL 2 Vitamin B_2 Drink for extreme fatigue in Japan (Launched on May 12) <announced on April 24>
May	· Gained a favourable ruling by Court of Appeal, as the UK's NICE process for developing guidance on anti-dementia medicines ruled unfair <announced on May 1>
	· Established a new subsidiary for marketing support and maintenance of pharmaceutical machinery in China <announced on May 7>
	· The U.S. FDA advisory committee votes in favor of approval of fospropofol disodium injection <announced on May 8>
	· Court of Appeal makes decision following ruling that the UK's NICE process on anti-dementia medicines unfair <announced on May 9>
	· Signed an agreement with Lion Corporation regarding exclusive authorization for sales in the Japan for an ethical version of BUFFERIN tablets <announced on May 12>

* Events above are listed in the order of execution dates and may not be consistent with the announcement dates.

Sanko Junyaku Co., Ltd. Consolidated Financial Result (Summary)

1. Statements of Income Data

(millions of yen)

Years Ended March 31	2007	**2008**	YoY %
Net sales	5,137	**5,035**	98.0
Cost of sales	2,165	**2,130**	98.4
SG&A expenses	2,928	**2,888**	98.6
[R&D expenses]	[753]	**[763]**	101.4
Operating income	44	**17**	39.8
Ordinary income	87	**104**	119.5
Net income	16	**(318)**	-

* "Cost of sales" includes "Provision for sales returns-net".

2. Balance Sheets Data

(millions of yen)

March 31	2007	**2008**	Inc./ (Dec.)
Total assets	13,513	**13,218**	(295)
Equity	11,591	**11,214**	(377)

3. Statements of Cash Flows Data

(millions of yen)

Years Ended March 31	2007	**2008**	Inc./ (Dec.)
Net cash provided by operating activities	360	**770**	411
Net cash used in investing activities	(777)	**350**	1,127
Net cash used in financing activities	(22)	**(96)**	(73)
Cash and cash equivalents at end of period	3,685	**4,707**	1,022

<Reference> The process of subsidiarization of Sanko Junyaku Co., Ltd.

April 26, 2007	Eisai Co., Ltd. and Sanko Junyaku Co., Ltd. agreed on share exchange agreement (announced)
June 21, 2007	Share exchange was approved at the ordinary meeting of shareholders of Sanko Junyaku Co., Ltd.
June 22, 2007	Sanko Junyaku Co., Ltd. was allowed to the adjustment post of JASDAQ.
September 25, 2007	Sanko Junyaku Co., Ltd. was delisted from JASDAQ.
October 1, 2007	Share exchange
November 20, 2007	Delivery of certificate

Accounting Treatment for Acquisition of MGI PHARMA, INC.

Eisai Network Group merged MGI PHARMA, INC. through Jaguar Acquisition Corp ("JAC") which is a consolidated subsidiary in the U.S..
The cost aasociated with the acquisition of MGI PHARMA, INC. by JAC will be accounted under the purchase method of accounting in accordance with the U.S. accounting standards SFAS No. 141, Business Combinations. The purchase price ($3,944 million) was allocated to the following assets and others:

(millions of US dollar)



Acquisition cost
[3,944]
Fair value of
assets
[2,200]
Intangible assets
[1,378]
Deferred tax
liabilities
[(551)]
Balance Sheets
In-process R&D
expenses
[840]
Recording all as
expenses in this
fiscal year
Other assets/
liabilities
[533]
Balance Sheets
Goodwill
[1,744]
Balance Sheets

1. Intangible assets

Sales rights (fair value of products that has been launched:US $1,220 million), Core technology (fair value of R&D technology with relevant company:US $158million) are to be recorded as Intangible assets. The amortization period of each Sales right is different from each product.

2. In-Process R&D expenses

The amounts assigned to product candidate compounds under development that have no alternative future use shall be charged to R&D expense at the acquisition date.

3.Goodwill

Goodwill will not be amortized; instead, impairment will be tested on a periodic basis in accordance with US GAAP. From fiscal year 2008, "Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements" is adopted in accordance with Japanese GAAP, and goodwill will be amortized over 20 years on the straight-line basis.

· Business combination accounting using purchase method in accordance with U.S. accounting standards allow one year valuation period to complete purchase price allocation process. The figures may be changed due to this accounting treatment.

FOR IMMEDIATE RELEASE

April 21, 2008

Listed Stock Name:	Eisai Co., Ltd.
President & CEO:	Haruo Naito
Headquarters:	4-6-10 Koishikawa Bunkyo-ku, Tokyo
Securities Code:	4523
Listed Locations:	First Sections of the Tokyo Stock Exchange & the Osaka Securities Exchange
Inquiries:	Akira Fujiyoshi Vice President Corporate Communications, Investor Relations Phone 81-3-3817-5120

Notice of Revised Business Forecast for Fiscal Year Ended March 31, 2008, as a Result of Acquisition of MGI PHARMA, INC.

Eisai Co., Ltd. (Headquarters: Tokyo, President & CEO: Haruo Naito) has revised its business forecast for the fiscal year ended March 31, 2008, (April 1, 2007 to March 31, 2008) originally announced on February 1, 2008 in the "Quarterly Financial Reports for the Third Quarter of the Year Ending March 31, 2008". This revision has been determined by taking into account the effect of the acquisition of MGI PHARMA, INC., a U.S.-based bio-pharmaceutical company, as of January 28, 2008, and recent business trend.

Eisai will disclose its financial results for the fiscal year ended March 31, 2008, on May 14, 2008.

Details

1. **Revised business forecast for the fiscal year ended March 31, 2008, (April 1, 2007 to March 31, 2008)**

(1) Consolidated

(Millions of yen)

	Net Sales	Operating Income	Ordinary Income	Net Income
Previous Forecast (A) (Announced on February 1, 2008)	739,000	117,000	121,000	78,500
Revised Forecast (B)	735,200	17,700	18,800	(17,500)
Changes in Amount (B-A)	(3,800)	(99,300)	(102,200)	(96,000)
Percentage of Change	(0.5)	(84.9)	(84.5)	(122.3)

(Reference) Business Results for the fiscal year ended March 31, 2007	674,111	105,263	110,462	70,614

(2) Non-Consolidated

(Millions of yen)

	Net Sales	Operating Income	Ordinary Income	Net Income
Previous Forecast (A) (Announced on February 1, 2008)	388,000	82,500	83,000	54,600
Revised Forecast (B)	389,200	73,000	70,900	45,900
Changes in Amount (B-A)	1,200	(9,500)	(12,100)	(8,700)
Percentage of Change	0.3	(11.5)	(14.6)	(15.9)

(Reference) Business Results for the fiscal year ended March 31, 2007	351,647	65,026	65,674	42,803

2. Reasons for revision

(Consolidated)

The Company accounted for its acquisition of MGI PHARMA, INC. by Jaguar Acquisition Corp., Eisai's subsidiary in the U.S. under the purchase method of accounting in accordance with the U.S. accounting standards SFAS No. 141, Business Combinations. The purchase price ($3,944 million) is expected to be allocated to the following assets and others:

- ▸Intangible assets: $1,378 million [estimated fair values of marketed products and core-technology]
- ▸Deferred tax liabilities related to identified intangible assets: ($551 million)
- ▸In-process Research & Development (IP R&D)*: $840 million [estimated fair value of compounds under development]
- ▸Other assets acquired and liabilities assumed: $533 million
- ▸Goodwill: $1,744 million

*IPR&D: The amounts assigned to product candidate compounds under development that have no alternative future use shall be charged to R&D expense at the acquisition date.

- Main items that impact on the results of operation for the business combination described above are as follows:

  - ▸In-process R&D expenses: ¥87.4 billion [as a component of R&D expenses]
  - ▸Amortization of intangible assets: ¥3.1 billion [as a component of cost of goods sold and R&D expenses]
  - ▸Increase of inventories: ¥2.5 billion [as a component of cost of goods sold]
  - ▸Income taxes and other: (¥4.5 billion) [as a component of Income taxes-deferred and other]

- Goodwill related to the acquisition of MGI PHARMA, INC. does not have any impact on the profit and loss for the fiscal year ended March 31, 2008. However, in Japan, "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statement", a new accounting standard, will be effective for the fiscal year beginning on or after April 1, 2008 under which goodwill amortization will be incurred affecting on the results of operation. The goodwill will be amortized over 20 years.

- R&D expense is expected to increase due to R&D activities expanding on a global basis. On the other hand, as a result of conversion to yen in operation results of the U.S. subsidiaries, sales and SG&A expense are expected to fall due to the decline in the value of the dollar in the fourth-quarter.

- Business performance of MGI PHARMA, INC. on a stand-alone basis for the two months following the acquisition is favorably reflected.

- Operating income and net income are expected to increase by 5% and 1%, respectively, from the previous year, when the impact of the application of business combination accounting of the acquisition of MGI PHARMA, INC. is set aside.

(Non-consolidated)

- R&D expense is expected to increase due to R&D activities expanding on a global basis.
- Loss on devaluation of investment securities will occur due to a weak stock market, in addition to loss from foreign exchange due to the decline in the value of the dollar in the fourth-quarter

3. Year-end Dividend Forecast

- Although business combination accounting applied to the acquisition of MGI PHARMA, INC. results in some impact on reported profit and loss of the company, cash-flow from operating activities is not affected. Therefore, the dividend policy will not be changed.
- Year-end dividend will be ¥65 per share, and remains the same as the previous forecast. As a result, annual dividend is expected to be ¥130 per share, an increase of ¥10 from the previous year.

4. Business forecast for the fiscal year ending March 31, 2009, (April 1, 2008 to March 31, 2009)

(Millions of yen)

	Net Sales	Operating Income	Ordinary Income	Net Income
Annual	806,000	93,000	87,000	56,000
Year on Year (%)	109.6	525.4	462.8	—

Note: Year on Year is a ratio over the revised business forecast for the fiscal year ended March 31, 2008.

A business forecast for the fiscal year ending March 31, 2009, including further details, will be officially disclosed on May 14, 2008, when annual financial results for the fiscal year ended March 31, 2008, are disclosed.

XXXX

Eisai Co., Ltd.
4-6-10 Koishikawa, Bunkyo-ku, Tokyo 112-8088 , Japan
Phone: 03- 3817-5120 Fax: 03- 3811-3077

Eisai is a Human Health Care Corporation striving for innovative solutions in prevention, cure and care for the health and well-being of people worldwide. We combine our talents to understand and meet the needs of patients and their families to enhance the quality of life.

FOR IMMEDIATE RELEASE
No. 08-26
May 1, 2008

Eisai Co., Ltd.

Eisai Gained Favourable Ruling by Court of Appeal, as NICE Process for Developing Guidance on Anti-dementia Medicines Ruled Unfair

Eisai Limited (Headquarters: London, Managing Director: Nick Burgin), a UK subsidiary of Eisai Co., Ltd. (Headquarters: Tokyo, President and CEO: Haruo Naito) gained a positive ruling on May 1, 2008 (the UK time) from the UK Court of Appeal which found that the process by which the National Institute for Health and Clinical Excellence (NICE) made the current guidance which restrict anti-dementia medicines for newly diagnosed patients with mild Alzheimer's disease breached the principle of procedural fairness.

NICE's current guidance in effect bans the use of anti-dementia medicines for patients with mild Alzheimer's disease. The Court stated that procedural fairness required NICE to release a fully executable version of the cost effectiveness model it used to produce guidance for the treatment of patients with Alzheimer's. The Court also found that refusal by NICE to release the model put consultees at significant disadvantage in challenging its reliability.

When the model is released to Eisai it will be able to review NICE's cost effectiveness calculations and submit any new findings to NICE. Eisai is fully committed to working with NICE to ensure all patients in the UK with mild to moderate Alzheimer's disease will have access to these medicines.

Contacts:
Corporate Communications Department
Eisai Co., Ltd.
81-3-3817-5120

82-4015

Eisai Co., Ltd.
4-6-10 Koishikawa, Bunkyo-ku, Tokyo 112-8088, Japan
Phone: 03- 3817-5120 Fax: 03- 3811-3077

Eisai is a Human Health Care Corporation striving for innovative solutions in prevention, cure and care for the health and well-being of people worldwide. We combine our talents to understand and meet the needs of patients and their families to enhance the quality of life.

No. 08-27
FOR IMMEDIATE RELEASE
May 7, 2008

Eisai Co., Ltd.

Eisai Establishes a New Subsidiary in China for Marketing Support and Maintenance of Pharmaceutical Manufacturing Machinery

Eisai Co., Ltd. (Headquarters: Tokyo, President & CEO: Haruo Naito) announced today that Eisai Machinery Co., Ltd. (Headquarters: Tokyo, President: Kenji Hanawa, "EMC"), a wholly-owned subsidiary of Eisai, has established Eisai Machinery Shanghai Inc. ("EMS"), a new subsidiary in China which provides marketing support and maintenance services for pharmaceutical production machines.

EMS will be committed to marketing Automatic Inspection Machine ("AIM") for particulate inspection of ampoules and vials, developed by Eisai, in rapidly growing Chinese market through promoting on-site sales supports and after-sales maintenance services to be offered by local employees hired in China.

Eisai started distribution of AIMs in 1975, and currently, through the establishment of EMC in 2004, more than 880 machines were installed in major pharmaceutical manufacturers in over 50 countries worldwide. EMC has its overseas marketing hub for AIMs in the U.S. and Germany.

Through its wholly-owned subsidiary in China, Eisai has been manufacturing and marketing its global pharmaceutical products including *Aricept*®, an Alzheimer's disease treatment, *Pariet*®, a proton pump inhibitor, and *Methycobal*®, a peripheral neuropathy treatment. With the establishment of EMS, Eisai further continues to make contributions to providing of high-quality pharmaceutical products in China.

[Company Outline]

Company Name:	Eisai Machinery Shanghai, Inc.
Establishment Date:	April 23, 2008
Capital:	U.S. $200,000 (approx. ¥20 million)
Location:	Shanghai, China
Operation:	Provision of marketing support and maintenance services of machinery and related technology consulting services
Chairman:	Kenji Hanawa
President:	Masaru Ishiguro

Contacts:

Corporate Communications Department

Eisai Co., Ltd.
TEL: +81-3-3817-5120

Eisai Co., Ltd.
4-6-10 Koishikawa, Bunkyo-ku, Tokyo 112-8088 , Japan
Phone: 03- 3817-5120 Fax: 03- 3811-3077

Eisai is a Human Health Care Corporation striving for innovative solutions in prevention, cure and care for the health and well-being of people worldwide. We combine our talents to understand and meet the needs of patients and their families to enhance the quality of life.

FOR IMMEDIATE RELEASE
No. 08-29
May 9, 2008

Eisai Co., Ltd.

COURT OF APPEAL MAKES DECISION FOLLOWING RULING THAT NICE PROCESS ON ANTI-DEMENTIA MEDICINES UNFAIR

Eisai Limited (Headquarters: London, Managing Director: Nick Burgin), a UK subsidiary of Eisai Co., Ltd. (Headquarters: Tokyo, President and CEO: Haruo Naito) gained a positive ruling from the UK Court of Appeal, as reported on May 1, 2008 with our Press Release No. 08-26, in the appeal case against National Institute for Health and Clinical Excellence (NICE). The decision today will now be reflected in a Court order.

The Court has decided that

- NICE must make available to all consultees, within 14 days of the end of the period for appealing to the House of Lords, a copy of the fully executable version (FEV) of the cost-effectiveness model used to produce guidance for the treatment of patients with Alzheimer's
- Eisai and other consultees have a period of 42 days from receipt of the FEV in which to review the model and make representations to NICE
- NICE is to pay 60% of Eisai's costs resulting from the original Judicial Review
- NICE is to pay the costs of Eisai's appeal
- NICE has been refused permission to appeal to the House of Lords

We believe this now brings the prospect of restored access to anti-dementia medicines for those patients at the mild stages of Alzheimer's disease one stage closer.

Should Eisai find that the calculations relied on by NICE to determine the cost-efficacy of anti-dementia medicines in mild Alzheimer's to contain errors or to be unreliable, they will submit their findings to the NICE Appraisal Committee who will be required to review their recommendations in light of any such fresh evidence.

Eisai remains fully committed to working with NICE to ensure that all patients in the UK with mild to moderate Alzheimer's disease will have access to these medicines.

Contacts:
Corporate Communications Department
Eisai Co., Ltd.
81-3-3817-5120

[Reference]
For your reference, our Press Release No.08-26 is enclosed.

No. 08-26
May 1, 2008

Eisai Co., Ltd.

Eisai Gained Favourable Ruling by Court of Appeal, as NICE Process for Developing Guidance on Anti-dementia Medicines Ruled Unfair

Eisai Limited (Headquarters: London, Managing Director: Nick Burgin), a UK subsidiary of Eisai Co., Ltd. (Headquarters: Tokyo, President and CEO: Haruo Naito) gained a positive ruling on May 1, 2008 (the UK time) from the UK Court of Appeal which found that the process by which the National Institute for Health and Clinical Excellence (NICE) made the current guidance which restrict anti-dementia medicines for newly diagnosed patients with mild Alzheimer's disease breached the principle of procedural fairness.

NICE's current guidance in effect bans the use of anti-dementia medicines for patients with mild Alzheimer's disease. The Court stated that procedural fairness required NICE to release a fully executable version of the cost effectiveness model it used to produce guidance for the treatment of patients with Alzheimer's. The Court also found that refusal by NICE to release the model put consultees at significant disadvantage in challenging its reliability.

When the model is released to Eisai it will be able to review NICE's cost effectiveness calculations and submit any new findings to NICE. Eisai is fully committed to working with NICE to ensure all patients in the UK with mild to moderate Alzheimer's disease will have access to these medicines.

FOR IMMEDIATE RELEASE

May 14, 2008

Listed Stock Name: Eisai Co., Ltd.
Director and President & CEO: Haruo Naito
Headquarters: 4-6-10 Koishikawa Bunkyo-ku, Tokyo
Securities Code: 4523
Listed Locations: First Sections of the Tokyo Stock Exchange & the Osaka Securities Exchange
Inquiries: Akira Fujiyoshi
Vice president
Corporate Communications, IR
Phone 81-3-3817-5120

Notice on New Stock Issuance in the Form of Stock Options

The Board of Directors of Eisai Co., Ltd. (hereinafter referred to as "the Company") resolved at a meeting on May 14, 2008 to propose at the 96th Ordinary General Meeting of Shareholders to be held on June 20, 2008 to entrust a decision of items for subscription issued as stock options to the Board of Directors of the Company pursuant to Articles 236, 238 and 239 of the Corporation Law as follows.

1. Reason for offering subscription to reservation rights for new shares under preferential conditions
   Reservation rights for new shares will be issued gratis to Eisai ("the Company") employees as stock options in order to provide incentive and raise morale, thereby increasing the corporate value of the Company.
2. Content of the reservation rights for new shares and other conditions including ceiling on the number of stock options
   1) Ceiling on the number of stock options
      The ceiling on the number of stock options, the content of which is stipulated in 3) below, shall be 1,140. Note that the ceiling on the total number of shares that can be issued by execution of these stock options shall be 114,000 ordinary shares of the Company. In the case that the number of shares to be granted is adjusted under 3) (1) below, the ceiling shall be the adjusted number of shares to be granted multiplied by the ceiling number of stock options listed above.
   2) Payment for the reservation rights for new shares
      The offering of the stock options shall not necessitate the payment of money.
   3) The content of the stock options
      (1) Type and number of shares to be used as stock options
      The type of shares to be used as stock options shall be the Company's ordinary shares. The number of shares constituting one stock option ("Number of Shares") shall be 100 shares. However, in the event that the

Company carries out a stock split (inclusive of the gratis allotment of the Company's ordinary shares; the same hereafter in relation to stock splits) after the date of resolution by the 96th Ordinary General Meeting of Shareholders ("Date of Resolution") or reverse stock split, the number of shares shall be adjusted according to the following formula. Any fraction of less than one share arising from this adjustment shall be omitted.

Adjusted Number of Shares = Pre-adjustment Number of Shares x (Reverse) Stock split ratio

In addition, the number of shares shall be adjusted rationally in the event of the occurrence, after the Date of Resolution, of unavoidable circumstances that necessitate an adjustment of the Number of Shares.

(2) Value of assets to be contributed for the exercise of stock options

The value of assets to be contributed for the exercise of stock options will be the amount to be paid per share of stock granted ("Exercise Price") multiplied by the Number of Shares. The Exercise Price shall be the average closing price for the Company's ordinary shares on the Tokyo Stock Exchange on each day (excluding days on which no trading is concluded) of the month preceding the month in which the stock option is issued ("Issue Date") ("Closing Price") with amounts less than 1 yen rounded up to the nearest yen. However, if this amount is less than the Closing Price on the Issue Date (in the event that no trading is concluded on that date, the Closing Price of the day immediately preceding the date on which no trading is concluded), the Closing Price on the Issue Date. In the event that after the Issue Date the Company carries out a stock split or reverse stock split of its ordinary shares, the Exercise Price will be adjusted according to the following formula, with resulting amounts less than 1 yen rounded up to the nearest yen.

$$\text{Adjusted Exercise Price} = \text{Pre-adjustment Exercise Price} \times \frac{1}{\text{(Reverse) Stock split ratio}}$$

However, in the event that after the Issue Date the Company issues new ordinary shares or disposes of treasury stock at a price that is less than the market price (excluding the exercise of the sale of treasury stock pursuant to Article 194 of the Corporate Law [demand for sale of odd-lot shares by odd-lot shareholders]; and the exercise of reservation rights pursuant to Article 280-19 of the Commercial Code prior to the "Partial Revision of the Commercial Code" [2001 Law No. 128] or exercise of the conversion of securities to the Company's ordinary shares or exercise of the conversion of convertible shares or the exercise of reservation rights for the grant of the Company's ordinary shares including reservation rights attached to bonds with stock options), the Exercise Price shall be adjusted according to the following formula, with amounts less than 1 yen rounded up to the nearest yen.

$$\text{Adjusted Exercise Price} = \text{Pre-adjustment Exercise Price} \times \frac{\text{Number of previously issued shares} + \dfrac{\text{Number of new shares issued} \times \text{Subscription price per share}}{\text{Market price}}}{\text{Number of previously issued shares} + \text{Number of new shares issued}}$$

In the above formula, the "Number of newly issued shares" is the total number of shares excluding treasury stock shares related to ordinary shares held by the Company. In the event treasury stock shares are disposed of, the "Number of newly issued shares" shall be read as "Number of treasury stock shares disposed of."

In addition to the above, in the event of the occurrence of matters after the Issue Date that makes adjustment of the Exercise Price necessary, such as the gratis allotment of other types of shares to ordinary shareholders and the paying of dividends to ordinary shareholders of the shares of other companies, the Exercise Price shall be adjusted within rational bounds after taking into consideration the conditions, etc., of such allotments, dividends, etc.

(3) Exercise period for stock options

The period is From June 21, 2010 until June 20, 2018, decided by the Company's Board of Directors.

(4) Matters related to increase in capital and capital reserve upon the issuance of shares through the exercise of reservation rights for new shares

i) The amount of capital that will increase in the event of the issuance of shares due to the exercise of reservation rights for new shares shall be one-half the ceiling on the increase in capital, etc., as calculated according to Article 40 Paragraph 1 of the Company Calculation Regulations, with fractions under 1 yen rounded up to the nearest yen.

ii) The amount of capital reserve that will increase in the event of the issuance of shares due to the exercise of reservation rights for new shares shall be the above listed (i) ceiling on the increase in capital, etc., minus the increase in capital as stipulated by (i) above.

(5) Restrictions on the acquisition of reservation rights for new shares through transfer

The acquisition of reservation rights for new shares by transfer shall require the approval of the Company's Board of Directors.

(6) Conditions for acquisition of reservation rights for new shares

When approval is granted for proposals i), ii), iii), iv) or v) below by resolution of the Company's General Meeting of Shareholders (or, in the case that the resolution of the General Meeting of Shareholders is not required, when approval is granted by resolution of the Company's Board of Directors or the Representative Executive Officer), the Company may acquire, free of charge, on the date separately stipulated by the Company's Board of Directors, reservation rights for new shares.

i) Proposal for the approval of merger agreements in which the Company will become the expired corporation

ii) Proposal for the approval of spin-off agreements or spin-off plans in which the Company will become a spin-off company
iii) Proposal for the approval of share exchanges or share transfer plans in which the Company will become a 100% subsidiary.
iv) Proposal for approval of amendment to the Articles of Incorporation regulating the necessity of the Company's approval for the acquisition of relevant shares by transfer as part of all shares issued by the Company
v) Proposal for approval of amendment to the Articles of Incorporation regulating the necessity of the Company's approval for the acquisition, by transfer, of relevant shares to be issued for the purpose of stock options or the Company's acquisition of all shares of this relevant type through resolution of the General Meeting of Shareholders.

(7) The direction for granting of reservation rights for new shares is disappeared in the event of the Company's organizational restructuring and granting of reservation rights for reorganized Company.

In the event that the Company merges (limited to the case that the Company ceases to exist as a result), merges and spins-off, newly spins-off, exchanges shares or relocates shares (referred to as "Organizational Restructuring" in whole,) shares will be granted under the following conditions to those who hold the remaining reservation rights for new shares ("Remaining Reservation Rights for New Shares") for joint stock companies as listed in Article 236 Paragraph 1-8 イ to ホ of the Corporate Law ("Reorganized Company") just before the organizational restructuring came to effect. In this event, the Remaining Reservation Rights shall expire, and the Reorganized Company shall newly issue reservation rights for new shares. However, this shall be limited to the case that the granting of reservation rights for new shares according to the following conditions are stipulated in the merger by absorption agreement, new merger agreement, merger and spin-off agreement, new spin-off plan, share exchange agreement or share relocation plan.

i) Number of stock options to be granted by the Reorganized Company
The same number of stock options as those possessed by remaining holders of reservation rights for new shares shall be granted respectively.
ii) Type of shares for the purpose of stock options of the Reorganized Company
Ordinary shares of the Reorganized Company.
iii) Number of Shares for the purpose of stock options of the Reorganized Company
To be determined according to (1) above after taking into consideration the conditions, etc., for Organizational Restructuring.
iv) Value of assets to be contributed for the exercise of stock options
The value of the asset to be contributed upon the exercise of each stock option shall be the amount paid, derived after adjusting the Exercise Price as stipulated by (3) above, multiplied by the number of shares of the Reorganized Company for the purpose of stock options determined

pursuant to iii) above with consideration to the conditions, etc., for Organizational Restructuring.

v) Period during which reservation rights for new shares may be exercised

The period during which reservation rights for new shares may be exercised shall commence from which ever is later of the commencement date for the exercise of reservation rights for new shares as stipulated by (3) above or the effective date of Organizational Restructuring, and shall end on the expiration date for the exercise of reservation rights for new shares as stipulated by (3) above.

vi) Matters related to the capital and capital reserve increased in the case of the issuance of shares through the exercise of reservation rights for new shares

To be determined according to (4) above.

vii) Restrictions on the acquisition of reservation rights for new shares by transfer

The acquisition of reservation rights for new shares by transfer shall require the approval of the Board of Directors of the Reorganized Company.

viii) Conditions for the acquisition of reservation rights for new shares

To be determined according to (6) above.

(8) Arrangement for any fraction less than one share arising from exercising of the reservation rights for new shares

When there is any fraction less than one share in the Number of Shares to be granted to those who exercise the reservation rights for new shares, such fraction shall be omitted.

END